Exhibit 99.1

ANNUAL INFORMATION FORM

of

ERO COPPER CORP.
Suite 1050 – 625 Howe Street
Vancouver, British Columbia
V6C 2T6

Telephone: (604) 449-9244
Facsimile: (604) 398-3767
Website: www.erocopper.com
E-mail: info@erocopper.com

For the Year Ended December 31, 2020

Dated: March 16, 2021

TABLE OF CONTENTS

PRELIMINARY NOTES	3
LIST OF ABBREVIATIONS	9
CORPORATE STRUCTURE	10
GENERAL DEVELOPMENT AND BUSINESS OF THE COMPANY	10
MCSA MINING COMPLEX	20
NX GOLD PROPERTY	43
BOA ESPERANÇA PROPERTY	56
RISK FACTORS	68
DIVIDENDS AND DISTRIBUTIONS	86
DESCRIPTION OF CAPITAL STRUCTURE	86
MARKET FOR SECURITIES	87
DIRECTORS AND EXECUTIVE OFFICERS	88
AUDIT COMMITTEE	92
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	93
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	94
AUDITORS, TRANSFER AGENT AND REGISTRAR	94
MATERIAL CONTRACTS	94
INTEREST OF EXPERTS	94
ADDITIONAL INFORMATION	95
APPENDIX “A” ERO COPPER CORP. AUDIT COMMITTEE MANDATE	A-1

PRELIMINARY NOTES

Date of Information

In this Annual Information Form (“AIF”), Ero Copper Corp., together with its subsidiaries, as the context requires, is referred to as “Ero”, “Ero Copper” or the “Company”. All information contained herein is presented as at December 31, 2020, unless otherwise stated.

Currency

All dollar amounts in this AIF are expressed in Canadian dollars, except as otherwise indicated. References to “$” or “dollars” are to Canadian dollars, references to “US$” and “USD” are to US dollars and references to “R$” and “BRL” are to Brazilian Reais.

Cautionary Note Regarding Forward Looking Information

This AIF contains “forward-looking information” within the meaning of applicable Canadian securities laws. Forward-looking information includes statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Such forward-looking information includes, without limitation, statements with respect to Mineral Reserve and Mineral Resource (as defined below) estimates; targeting additional Mineral Resources and expansion of deposits; the capital and operating cost estimates and the economic analyses (including cash flow projections) from the MCSA Mining Complex Technical Report (as defined below), the NX Gold Technical Report (as defined below) and the Boa Esperança Technical Report (as defined below); the Company’s expectations, strategies and plans for the MCSA Mining Complex (as defined below), the NX Gold Property (as defined below) and the Boa Esperança Property (as defined below), including the Company’s planned exploration, development and production activities; the results of future exploration and drilling, estimated completion dates for certain milestones; successfully adding or upgrading Mineral Resources and successfully developing new deposits; the costs and timing of future exploration and development including but not limited to the Deepening Extension Project (as defined below) at the MCSA Mining Complex; the significance of any potential optimization initiatives in connection with the Boa Esperança Property and the potential issuance, and timing of, an optimized feasibility study; the timing and amount of future production at the MCSA Mining Complex, the Boa Esperança Property and the NX Gold Property; the impacts of COVID-19 on the Company’s business and operations; the timing, receipt and maintenance of necessary approvals, licenses and permits from applicable governments, regulators or third parties; expectations regarding consumption, demand and future price of copper, gold and other metals; future financial or operating performance and condition of the Company and its business, operations and properties, including expectations regarding liquidity, capital structure, competitive position and payment of dividends; the possibility of entering judgments outside of Canada; expectations regarding future currency exchange rates; and any other statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements.

Forward-looking information is not a guarantee of future performance and is based upon a number of estimates and assumptions of management in light of management’s experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, as of the date of this AIF including, without limitation, assumptions about: continued effectiveness of the measures taken by the Company to mitigate the possible impact of COVID-19 on its workforce and operations; favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development and exploration of the Company’s properties and assets; future prices of copper, gold and other metal prices; the timing and results of exploration and drilling programs; the accuracy of any Mineral Reserve and Mineral Resource estimates; the geology of the MCSA Mining Complex, the NX Gold Property and the Boa Esperança Property being as described in the MCSA Mining Complex Technical Report, the NX Gold Technical Report and the Boa Esperança Technical Report, respectively; production costs; the accuracy of budgeted exploration and development costs and expenditures; the price of other commodities such as fuel; future currency exchange rates and interest rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; work force continuing to remain healthy in the face of prevailing epidemics, pandemics or other health risks (including COVID-19), political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. While the Company considers these assumptions to be reasonable, the assumptions are inherently subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking information. Many assumptions are based on factors and events that are not within the control of the Company and there is no assurance they will prove to be correct.

Furthermore, such forward-looking information involves a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking information. Such risks include, without limitation:

•	copper and gold prices are volatile and may be lower than expected;
•	mining operations are risky;
•	mining operations require geologic, metallurgic, engineering, title, environmental, economic and financial assessments that may be materially incorrect and thus the Company may not produce as expected;
•	geotechnical, hydrological and climatic events could suspend mining operations or increase costs;
•	actual production, capital and operating costs may be different than those anticipated;
•	infectious diseases, such as COVID-19, may affect the Company’s business and operations;
•	changes in climate conditions may affect the Company’s operations;
•	currency fluctuations can result in unanticipated losses;
•	the successful operation of the MCSA Mining Complex and the NX Gold Property and the successful development and operation of the Boa Esperança Property depend on the skills of the Company’s management and teams;
•	operations during mining cycle peaks are more expensive;
•	title to the MCSA Mining Complex, the NX Gold Property and/or the Boa Esperança Property may be disputed;
•	the Company may fail to comply with the law or may fail to obtain or renew necessary permits and licenses;
•	compliance with environmental regulations can be costly;
•	social and environmental activism can negatively impact exploration, development and mining activities;
•	the construction and start-up of new mines and projects at existing mines is subject to a number of factors and the Company may not be able to successfully complete new construction projects;
•	land reclamation and mine closure requirements may be burdensome and costly;
•	the mining industry is intensely competitive;
•	inadequate infrastructure may constrain mining operations;
•	operating cash flow may be insufficient for future needs;
•	fluctuations in the market prices and availability of commodities and equipment affect the Company’s business;
•	a failure to maintain satisfactory labour relations can adversely impact the Company;
•	the Company’s insurance coverage may be inadequate to cover potential losses;
•	it may be difficult to enforce judgments and effect service of process on directors, officers and experts named herein;
•	the directors and officers may have conflicts of interest with the Company;
•	future acquisitions may require significant expenditures and may result in inadequate returns;
•	disclosure and internal control deficiencies may adversely affect the Company and failures of information systems or information security threats can be costly;
•	the Company may be subject to costly legal proceedings;
•	the Company may be subject to shareholder activism;
•	the Boa Esperança Property is located in an underdeveloped rural area;
•	product alternatives may reduce demand for the Company’s products;
•	the Company is subject to restrictive covenants that limit its ability to operate its business;
•	the Company’s Brazilian operations are subject to political and other risks associated with operating in a foreign jurisdiction;
•	the Company may be negatively impacted by changes to mining laws and regulations;
•	a failure to maintain relationships with the communities in which the Company operates and other stakeholders may adversely affect the Company’s business;
•	corruption and fraud in Brazil relating to ownership of real property may adversely affect the Company’s business;
•	the Company is exposed to the possibility that applicable taxing authorities could take actions that result in increased tax or other costs that might reduce the Company’s cash flow;
•	inflation in Brazil, along with Brazilian governmental measures to combat inflation, may have a significant negative effect on the Brazilian economy and also on the Company's financial condition and results of operations;
•	exchange rate instability may have a material adverse effect on the Brazilian economy;
•	the Company’s operations may be impaired as a result of restrictions to the acquisition or use of rural properties by foreigner investors or Brazilian companies under foreign control;

•	recent disruptions in international and domestic capital markets may lead to reduced liquidity and credit availability for the Company;
•	the Company may be responsible for corruption and anti-bribery law violations;
•	investors may lose their entire investment;
•	dilution from equity financing could negatively impact holders of the common shares of the Company (the “Common Shares”);
•	equity securities are subject to trading and volatility risks;
•	sales by existing shareholders can reduce share prices;
•	the Company does not intend to pay dividends;
•	public companies are subject to securities class action litigation risk;
•	if securities or industry analysts do not publish research or publish inaccurate or unfavourable research about the Company’s business, the price and trading volume of the Common Shares could decline; and
•	global financial conditions can reduce the price of the Common Shares.

Although the Company has attempted to identify important factors that could cause actual actions, events, conditions, results, performance or achievements to differ materially from those described in forward-looking information, there may be risks, uncertainties and other factors that cause actions, events, conditions, results, performance or achievements to differ from those anticipated, estimated or intended, including, without limitation, those referred to in this AIF under the heading “Risk Factors”.

The Company cautions that the foregoing lists of important assumptions and factors are not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information contained herein. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.

Forward-looking information contained herein is made as of the date of this AIF and the Company disclaims any obligation to update or revise any forward-looking information, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

Scientific and Technical Information

Except as set out below, scientific and technical information contained in this AIF relating to the MCSA mining complex, which is located within the Curaçá Valley, northeastern Bahia State, Brazil, and consists of 110 mineral exploration rights, six mining concessions and one mining concessions currently under application covering a total area of 164,377.69 ha (the “MCSA Mining Complex” or the “Vale do Curaçá Property”), is derived from, and in some instances is a direct extract from, and based on the assumptions, qualifications and procedures set out in, the report prepared in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) and entitled “2020 Updated Mineral Resources and Mineral Reserves Statements of Mineração Caraíba’s Vale do Curaçá Mineral Assets, Curaçá Valley”, dated January 14, 2021 with an effective date of October 1, 2020, prepared by Porfirio Cabaleiro Rodrigues, FAIG, Bernardo Horta de Cerqueira Viana, MAIG, Paulo Roberto Bergmann, FAusIMM, Fábio Valério Câmara Xavier, MAIG and Dr. Augusto Ferreira Mendonça, RM SME all of GE21 Consultoria Mineral Ltda. (“GE21”) and Dr. Beck (Alizeibek) Nader, FAIG of BNA Mining Solutions (“BNA”) (the “MCSA Mining Complex Technical Report”). Each of Porfirio Cabaleiro Rodrigues, FAIG, Bernardo Horta de Cerqueira Viana, MAIG, Paulo Roberto Bergmann, FAusIMM, Fábio Valério Câmara Xavier, MAIG, Dr. Augusto Ferreira Mendonça, RM SME and Dr. Beck (Alizeibek) Nader, FAIG, reviewed and approved the scientific and technical information relating to the MCSA Mining Complex contained in this AIF and is a “qualified person” (“QP” or “Qualified Person”) and “independent” of the Company within the meanings of NI 43-101. In addition, information of a scientific or technical nature in respect of the MCSA Mining Complex set out in the AIF under the heading “MCSA Mining Complex – Update Information with respect to the MCSA Mining Complex”, has been reviewed and approved by Ricardo Emerson Re, MSc, MBA, MAusIMM (CP) (No. 305892), Registered Member (No. 0138) (Chilean Mining Commission) and Resource Manager of the Company who is a “qualified person” within the meanings of NI 43-101.

Scientific and technical information contained in this AIF relating to the NX Gold Property, which is located approximately 18 km west of the town of Nova Xavantina, southeastern Mato Grosso State, Brazil, and consists of a single mining concession covering an area of 620 ha, where all gold mining and processing activities occur and eight exploration licenses covering an area of 31,096.2 ha (the “NX Gold Property” or the “NX Gold Mine”), is derived from, and in some instances is a direct extract from, and based on the assumptions, qualifications and procedures set out in, the report prepared in accordance with NI 43-101 and entitled “Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina”, dated January 8, 2021 with an effective date of September 30, 2020, prepared by Porfirio Cabaleiro Rodrigues, FAIG, Paulo Roberto Bergmann, FAusIMM, Bernardo Horta de Cerqueira Viana, MAIG and Leonardo de Moraes Soares, MAIG, all of GE21 (the “NX Gold Technical Report”). Each of Porfirio Cabaleiro Rodrigues, FAIG, Paulo Roberto Bergmann, FAusIMM, Bernardo Horta de Cerqueira Viana, MAIG and Leonardo de Moraes Soares, MAIG, reviewed and approved the scientific and technical information relating to the NX Gold Property contained in this AIF and is a “qualified person” and “independent” of the Company within the meanings of NI 43--101. In addition, information of a scientific or technical nature in respect of the NX Gold Property set out in the AIF under the heading “NX Gold Property – Update Information with respect to the NX Gold Property”, has been reviewed and approved by Ricardo Emerson Re, MSc, MBA, MAusIMM (CP) (No. 305892), Registered Member (No. 0138) (Chilean Mining Commission) and Resource Manager of the Company who is a “qualified person” within the meanings of NI 43-101.

Scientific and technical information contained in this AIF relating to the Boa Esperança property, which is located within southeastern Pará State, Brazil, and consists of a single mineral concession covering an area of approximately 4,034 ha (the “Boa Esperança Property”), is derived from, and in some instances is a direct extract from, and based on the assumptions, qualifications and procedures set out in, the report prepared in accordance with NI 43-101 and entitled “Feasibility Study, Technical Report for the Boa Esperança Copper Project, Pará State Brazil”, dated September 7, 2017 with an effective date of June 1, 2017, prepared by Rubens Mendonça, MAusIMM of SRK Consultores do Brasil Ltda. (“SRK” or “SRK Brazil”) as at the date of the report (now of Planminas – Projectos e Consultoria em Mineração Ltd. (“Planminas”)) and Carlos Barbosa, MAIG and Girogio di Tomi, MAusIMM, both of SRK Brazil (the “Boa Esperança Technical Report”). Each of Rubens Mendonça, MAusIMM, Carlos Barbosa, MAIG, and Girogio di Tomi, MAusIMM, reviewed and approved the scientific and technical information relating to the Boa Esperança Property contained in this AIF and is a “qualified person” and “independent” of the Company within the meanings of NI 43-101.

Reference should be made to the full text of the MCSA Mining Complex Technical Report, the NX Gold Technical Report and the Boa Esperança Technical Report, each of which is available for review on the Company’s website at www.erocopper.com and under the Company’s profile on SEDAR at www.sedar.com.

CIM Definition Standards

The Mineral Reserves and Mineral Resources for the MCSA Mining Complex (including as used in the MCSA Mining Complex Technical Report), the NX Gold Property (including as used in the NX Gold Technical Report) and the Boa Esperança Property (including as used in the Boa Esperança Technical Report) have been estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on May 19, 2014 (the “CIM Standards” or “CIM Definition Standards”) and the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines, adopted by CIM Council on November 29, 2019 (the “CIM Guidelines”), which are incorporated by reference in NI 43-101. The following definitions are reproduced from the CIM Definition Standards:

“Feasibility Study” means a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable Modifying Factors together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-Feasibility Study.

“Indicated Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors as described below in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

“Inferred Mineral Resource” means that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

“Measured Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

“Mineral Reserve” means the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a Mineral Reserve must be demonstrated by a Pre-Feasibility Study or Feasibility Study.

“Mineral Resource” means a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

“Pre-Feasibility Study” means a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on the Modifying Factors and the evaluation of any other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the Mineral Resource may be converted to a Mineral Reserve at the time of reporting. A Pre-Feasibility Study is at a lower confidence level than a Feasibility Study.

“Probable Mineral Reserve” means the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

“Proven Mineral Reserve” means the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

For the purposes of the CIM Definition Standards, “Modifying Factors” are considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

Non-IFRS Measures

Financial results of the Company are prepared in accordance with the International Financial Reporting Standards (“IFRS”). The Company utilizes certain non-IFRS measures, including C1 cash cost of copper produced (per lb), C1 cash cost of gold produced (per ounce), all-in sustaining cost (“AISC”) of gold produced (per ounce), earnings before interest, taxes, depreciation and amortization (“EBITDA”), Adjusted EBITDA, Adjusted net income attributable to owners of the Company, Adjusted net income per share, net debt, working capital (deficit) and available liquidity, which are not measures recognized under IFRS. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The reader is directed to the Management’s Discussion and Analysis of the Company for the year ended December 31, 2020 (see “Non-IFRS Measures” section) for a reconciliation of these non-IFRS measures to the most directly comparable IFRS measures as contained in the Company’s audited consolidated financial statements for the year ended December 31, 2020 and 2019. Unless otherwise noted, the non-IFRS measures presented herein have been calculated on a consistent basis for the periods presented.

C1 Cash Cost of Copper Produced (per lb)

C1 cash cost of copper produced (per lb) is the sum of production costs, net of capital expenditure development costs and by-product credits, divided by the copper pounds produced. C1 cash costs reported by the Company include treatment, refining charges, offsite costs, and certain tax credits relating to sales invoiced to the Company’s Brazilian customer on sales. By-product credits are calculated based on actual precious metal sales (net of treatment costs) during the period divided by the total pounds of copper produced during the period. C1 cash cost of copper produced per pound is a non-IFRS measure used by the Company to manage and evaluate operating performance of the Company’s operating mining unit and is widely reported in the mining industry as benchmarks for performance, but does not have a standardized meaning and is disclosed in addition to IFRS measures.

C1 Cash Cost of Gold produced (per ounce)

C1 cash cost of gold produced (per ounce) is the sum of production costs, net of capital expenditure development costs and silver by-product credits, divided by the gold ounces produced. By-product credits are calculated based on actual precious metal sales during the period divided by the total ounces of gold produced during the period. C1 cash cost of gold produced per ounce is a non-IFRS measure used by the Company to manage and evaluate operating performance of the Company’s operating mining unit and is widely reported in the mining industry as benchmarks for performance, but does not have a standardized meaning and is disclosed in addition to IFRS measures.

AISC of gold produced (per ounce)

AISC of gold produced (per ounce) is the sum of production costs, site general and administrative costs, accretion of mine closure and rehabilitation provision, sustaining capital expenditures, sustaining leases, and royalties and production taxes, net of silver by-product credits, divided by the gold ounces produced. By-product credits are calculated based on actual precious metal sales during the period divided by the total ounces of gold produced during the period. All-in sustaining cost of gold produced per ounce is a non-IFRS measure used by the Company to manage and evaluate operating performance of the Company’s operating mining unit and is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in addition to IFRS measures.

EBITDA and Adjusted EBITDA

EBITDA represents earnings before interest expense, income taxes, depreciation, and amortization. Adjusted EBITDA includes further adjustments for non-recurring items and/or items not indicative to the future operating performance of the Company. The Company believes EBITDA and adjusted EBITDA are appropriate supplemental measures of debt service capacity and performance of its operations.

Adjusted EBITDA is calculated by removing the following income statement items:

•	Recovery of valued added taxes;

•	Foreign exchange loss (gain);

•	Loss on gold hedge contracts;

•	Share based compensation;

•	Incremental costs in response to COVID-19 pandemic; and

•	Loss on debt settlement.

Adjusted net income attributable to owners of the Company and Adjusted net income per share attributable to owners of the Company

The Company uses the financial measure “Adjusted net income attributable to owners of the Company” and “Adjusted net income per share attributable to owners of the Company” (“Adjusted EPS”) to supplement information in its consolidated financial statements. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investor and analysts use this information to evaluate the Company’s performance. The Company excludes the following items from net income to provide a measure which allows the Company and investors to evaluate the operating results of the underlying core operations: (i) net recovery of value added taxes; (ii) share based compensation; (iii) unrealized foreign exchange loss (gain) on USD denominated debt in Mineração Caraíba S.A. (“MCSA” or “Mineração Caraíba”); (iv) unrealized loss (gain) on foreign exchange derivative contracts, net of tax; (v) incremental costs in response to COVID-19 pandemic; (vi) unrealized loss (gain) on interest rate derivative contracts; (vii) loss on debt settlement; and (viii) unrealized loss on gold hedge contracts. The presentation of Adjusted EPS is not meant to substitute the net income (loss) per share attributable to owners of the Company presented in accordance with IFRS, but rather it should be evaluated in conjunction with such IFRS measures.

Net Debt

Net debt is determined based on cash and cash equivalents, restricted cash and loans and borrowings as reported in the Company’s annual audited consolidated financial statements for the year ended December 31, 2020. The Company uses net debt as a measure of the Company’s ability to pay down its debt.

Working Capital (Deficit) and Available Liquidity

Working capital is determined based on current assets and current liabilities as reported in the Company’s annual audited consolidated financial statements for the year ended December 31, 2020. The Company uses working capital as a measure of the Company’s short-term financial health and operating efficiency. Available liquidity includes the Company’s working capital and undrawn revolving credit facilities in place.

For further details on Non-IFRS measures, please refer to the Company’s annual audited consolidated financial statements for the year ended December 31, 2020 and Management’s Discussion and Analysis relating thereto, a copy of which is available for review under the Company’s profile on SEDAR at www.sedar.com.

LIST OF ABBREVIATIONS

In this AIF, the following abbreviations have the meanings set forth below:

Cu	copper	Mt	megatonne
Ni	nickel	kt	kilotonne
Co	cobalt	t	metric tonne
Ag	silver	kg	kilogram
Au	gold	g	gram
Fe	iron	lb	pound
Mn	manganese	ml	millilitre
Zn	zinc	MW	megawatt
Cr	chromium	kW	kilowatt
Al	aluminium	MVA	megavolt amperes
Ca	calcium	kV	kilovolt
Mo	molybdenum	kWh	kilowatt hour
W	tungsten	Hz	hertz
Bi	bismuth	d	day
S	sulfur	h	hour
F	fluorine	s	second
Cl	chlorine	Ga	billion years
U	uranium	Ma	million years
As	arsenic	masl	metres above mean sea level
P	phosphorus	m3	cubic metre
Pb	lead	Mm3	cubic megametre
km	kilometre	mmWC	millimeter of water column
m	metre	Pa	pascal
cm	centimetre	mbar	atmospheric air pressure (bar)
mm	millimetre	°	degree
ft	foot	C	Celcius
ha	hectare	µm	micrometre
m3	cubic metre	oz	troy ounce
gpt or g/t	grams per tonne	tph	Tonnes per hour

CORPORATE STRUCTURE

Ero Copper was incorporated under the Business Corporations Act (British Columbia) (“BCABC”) on May 16, 2016. Ero Copper’s head office is located at Suite 1050, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6 and its registered office is located at Suite 2600, 595 Burrard Street, Vancouver, British Columbia, Canada, V7X 1L3.

The Company directly holds approximately 99.6% of the voting shares of Mineração Caraíba and indirectly holds approximately 97.6% of the voting shares of NX Gold S.A. (“NX” or “NX Gold”) through its wholly-owned subsidiary, Ero Gold Corp. (“Ero Gold”), incorporated under the BCABC. MCSA and NX Gold were formed under the laws of Brazil. The remaining voting shares of MCSA are held by a minority group of shareholders, including former employees of MCSA. The remaining voting shares of NX Gold are held by a minority group of shareholders, including former employees of NX Gold. The Company’s current organization chart is as follows:

GENERAL DEVELOPMENT AND BUSINESS OF THE COMPANY

General

Ero is a Vancouver-based mining company listed on the Toronto Stock Exchange (the “TSX”) under the ticker, “ERO” and is focused on the production, exploration and development of mining projects in Brazil.

Ero’s principal asset is its approximately 99.6% ownership interest in MCSA. MCSA’s predominant activity is the production and sale of copper concentrate from the MCSA Mining Complex, located within the Curaçá Valley, northeastern Bahia State, Brazil, with gold and silver produced and sold as by-products. For further details concerning the MCSA Mining Complex, see below under the heading “MCSA Mining Complex”. In addition, MCSA holds a 100% interest in the Boa Esperança Property, a development project located within southeastern Pará State, Brazil. For further details concerning the Boa Esperança Property, see below under the heading “Boa Esperança Property”.

Ero also currently owns, indirectly through Ero Gold, an approximately 97.6% ownership interest in NX Gold. NX Gold’s predominant activity is the production and sale of gold from the NX Gold Property, located in Mato Grosso State, Brazil, with silver produced as a by-product. For further details concerning the NX Gold Property, see below under the heading “NX Gold Property”.

The MCSA Mining Complex, NX Gold Property and the Boa Esperança Property are the mineral projects material to Ero for the purposes of NI 43-101.

Three Year History

COVID-19 Developments

•	The Company continues to have no material disruption to operations, supply chains or sales channels as a result of the COVID-19 pandemic. Since the onset of COVID-19 in early 2020, the Company has continued to take extraordinary measures to mitigate the possible impact of COVID-19 on its workforce and operations. Some of these measures include: (i) eliminating all non-essential travel to and from the Company’s mining operations; (ii) routine engagement with all suppliers and active stockpiling of key consumables to protect against any supply chain disruptions; (iii) reducing physical interaction throughout the organization as much as possible by closing administrative offices and moving to a work-from-home format, increasing social distancing by limiting the number of employees travelling on provided buses between the Company’s mining communities and mines, limiting the number of employees in the cafeteria at any given time, cancelling all group meetings, implementing social-distancing for essential line-out meetings and encouraging work-from-home and video/telephone conferencing where feasible; (iv) establishing COVID-19 committees with senior leadership and local health administrators for the regions in which the Company operates; (v) purchasing thousands of COVID-19 testing kits for the Company’s operations, with the donation of a portion of these test kits, as well as other personal protective equipment, to each of the Company’s local municipalities to facilitate rapid testing throughout each community; and, (vi) implementing wellness education, health screenings, and self-isolation protocols along with enhanced sanitization throughout the Company’s operations. The Company continues to closely monitor the COVID-19 pandemic and is engaged in active operational and financial contingency planning to prudently manage the potential impact of the pandemic on its operations.

General Debenture

•	In January 2018, each holder of the General Debentures[1] exercised their option to convert the outstanding principal and accrued and unpaid interest on their General Debentures into General Debenture Units[1] and concurrently exercised their underlying General Warrants[1], such that an aggregate of 5,074,311 Common Shares were issued by the Company to the foregoing holders of General Debentures, of which, an aggregate of 1,014,861 Common Shares were issued upon exercise of the underlying General Warrants.

Credit Facility

•	On December 17, 2018, the Company replaced a US$50 million senior secured non-revolving credit facility entered into with The Bank of Nova Scotia (“Scotiabank”) on December 21, 2017 and approximately US$69 million in senior secured notes of MCSA held by Santander Bank, Banco ABC Brasil, Banco Fibra S.A. and Banco Pine S.A. with a new US$130 million debt financing with Scotiabank and Bank of Montreal, pursuant to an amended and restated credit agreement dated as of December 13, 2018 among the Company, as borrower, Scotia, as administrative agent, joint lead arranger and sole bookrunner, Bank of Montreal as joint lead arranger and syndication agent, and Scotia and Bank of Montreal, as lenders (the “Credit Agreement”) and comprised of a US$80 million senior secured amortizing non-revolving credit facility (the “Term Facility”) and a US$50 million senior secured revolving term credit facility (the “Revolving Credit Facility”) (collectively the “Credit Facilities).

•	The Credit Agreement was subsequently amended on January 21, 2019, March 12, 2019 and June 26, 2019, with the third amendment serving to increase the Revolving Credit Facility from US$50 million to US$70 million.

•	On March 31, 2020, the Company further amended the Credit Agreement to reduce its cost of borrowing by 25 to 50 basis points, depending on the consolidated leverage ratio, and to defer the scheduled principal payments for two years, commencing March 2022. The Term Facility (reduced to US$75 million) featured a 4-year term with principal payments beginning two years after closing (March 31, 2022) and with equal quarterly installments thereafter, while the Revolving Credit Facility (increased to US$75 million) was payable in a lump sum at maturity, four years from closing (March 31, 2024). The Credit Facilities bore interest on a sliding scale at a rate of LIBOR plus 2.50% to 4.25% depending on the Company’s consolidated leverage ratio at the time. Commitment fees for any undrawn portion of the Revolving Credit Facility were on a sliding scale between 0.63% to 1.06%.

1 On January 18, 2017, the Company completed a private placement offering of an aggregate principal amount of US$2,750,000 unsecured convertible debentures bearing simple interest at an annual rate of 10%, payable on the maturity date of January 18, 2019 (the “General Debentures”). Pursuant to the subscription agreements between the Company and each subscriber of the General Debentures, the outstanding principal and accrued and unpaid interest on the General Debentures could be converted, subject to certain limitations and conditions, at the option of the holders thereof and until the maturity date of the General Debentures into units of the Company (the “General Debenture Units”) at a price of US$0.75 per General Debenture Unit (subject to adjustment pursuant to the terms of the certificates representing the General Debentures). Each General Debenture Unit was comprised of one Common Share and one-quarter of a Common Share purchase warrant (the “General Warrant”), with each one General Warrant entitling the holder thereof to acquire one Common Share at a price of US$1.20 until December 12, 2021, subject to certain acceleration rights of the Company and in accordance with the terms thereof and the terms of the Amended and Restated Warrant Indenture between the Company and Computershare Trust Company of Canada, as warrant agent, originally entered into on September 2, 2016 and amended and restated on December 12, 2016 and on September 12, 2017 (the “Warrant Indenture”).

•	The Credit Agreement was further amended on May 29, 2020 and March 16, 2021, with the sixth amendment serving to amend the Credit Facilities with a US$150 million senior secured revolving credit facility (the “2021 Revolving Credit Facility”) payable in a lump sum at maturity on March 31, 2025. The 2021 Revolving Credit Facility bears interest on a sliding scale at a rate of LIBOR plus 2.25% to 4.25% depending on the Company’s consolidated leverage ratio at the time. Commitment fees for any undrawn portion of the 2021 Revolving Credit Facility will also be on a sliding scale between 0.56% to 1.06%.

MCSA Mining Complex

•	On May 17, 2018, the Company announced the discovery of the “West Limb” zone extending parallel to the existing underground workings of the Pilar Mine.

•	On September 25, 2018, the Company announced the discovery of the “Vermelhos East” zone, located east and approximately 140 meters below all previously defined Mineral Resources, Mineral Reserves and planned infrastructure at the Vermelhos Mine.

•	On October 11, 2018, the Company announced the issuance of the operating license for the newly constructed Vermelhos Mine, which allowed the Company to commence full production at the Vermelhos Mine.

•	On June 20, 2019, the Company announced the discovery of the “Baraúna” zone at the Pilar Mine, immediately below the southern portion of the historic pit.

•	On July 30, 2019, the Company announced the first regional discovery named “Siriema”, located approximately 1.5 kilometers south of the Vermelhos Mine.

•	On December 3, 2019, the Company announced a new high grade mineralized chamber, or “Superpod”, below the known extent of mineralization in the Pilar Mine and within the “Deepening Extension Zone”; two new regional copper discoveries named “N1 South” and “Vermelhos North”, located within the 10 kilometer Vermelhos System trend; and, the identification of a brecciated massive sulphide zone within the Siriema deposit containing copper, nickel and cobalt as well as platinum, palladium, rhodium and gold.

•	On November 30, 2020, the Company announced significant year-on-year increases in contained copper within the Proven and Probable Mineral Reserves, Measured and Indicated, and Inferred Mineral Resource categories at the MCSA Mining Complex, with each increasing by 23%, 29% and 62% respectively, inclusive of the newly defined Deepening Extension Zone at the same long-term copper price assumption of US$2.75 per pound, with an updated life-of-mine copper production totalling approximately 480,800 tonnes of copper at average C1 cash costs of US$0.97 per pound of copper produced, at a US dollar to Brazilian Real foreign exchange rate of 5. (see above under the heading “Non-IFRS Measures”).

NX Gold Mine

•	On April 18, 2019, the Company announced the discovery of the Santo Antonio vein, located between and on-trend of the Bras and Buracão veins.

•	On November 24, 2020, the Company announced a 78% increase in contained gold within the Probable Mineral Reserve category at the NX Gold Mine, totalling 862,134 tonnes grading 8.83 grams per tonne containing 244,650 ounces of gold, with an updated life-of-mine gold production totalling approximately 227,000 ounces of gold produced over a six-year mine life, at an average annual production rate of approximately 36,000 ounces of gold (approximately 41,400 ounces over the first four years) at life-of-mine average C1 cash costs of US$505 per ounce of gold produced and life-of-mine average AISC of US$720 per ounce (see above under the heading “Non-IFRS Measures”).

Boa Esperança Property

•	As a result of an ongoing internal technical review, the Company announced on September 22, 2020 that several potential opportunities were identified to optimize and further realize the potential of the Boa Esperança Property, including, but not limited to:

•	separating high-grade and low-grade copper domains within the Mineral Resource estimate to better optimize mining sequence, Mineral Reserve conversion and improve overall project economics;

•	increasing the overall size of the open pit, targeting an increase in in-pit Mineral Reserves, extension of mine life and an increase in life-of-mine copper production;

•	implementing bulk ore-sorting with the goal of enhancing mine selectivity; and,

•	re-designing processing plant reflecting optimization initiatives around selective mining and the implementation of ore-sorting.

The Company advised that its technical team continues to actively review these opportunities and is making headway in advancing them into actionable deliverables. Should this work continue to yield favorable results, the Company will commission an optimized feasibility study, incorporating these initiatives. The Company expects to provide additional guidance on these developments during mid-year 2021.

Corporate Promotions

•	On January 4, 2021, the Company announced the promotion of Anthea Bath from Vice President, Technical Services to Chief Operating Officer and Makko DeFilippo from Vice President, Corporate Development to President. Mrs. Bath joined the Company in 2018 and has been instrumental in oversight and delivery of all of the Company’s recent technical and operational developments including, among others, the design and integration of the Deepening Extension Project (as defined below), implementation of ore-sorting and the installation of the Company’s new high intensity grinding mill (HIG Mill). Mr. DeFilippo joined the Company immediately following the acquisition of MCSA and NX Gold and has been responsible for all corporate development and investor relations initiatives since 2017, including having supported the Company through its initial public offering in late 2017.

Business of the Company

Principal Products and Operations

The Company’s principal product is copper produced and sold from the MCSA Mining Complex, with gold and silver produced and sold as by-products from the MCSA Mining Complex. Gold and, as a by-product, silver is also produced and sold from the NX Gold Property. During the financial year ended December 31, 2020, the operations of the MCSA Mining Complex processed 2,271,625 tonnes of material, producing 42,814 tonnes of copper and the operations of the NX Gold Property processed 162,642 tonnes of material, producing 36,830 ounces of gold. The following tables summarize the Company’s production for the financial years ended December 31, 2020 and 2019 from the MCSA Mining Complex and the NX Gold Property:

	Year Ended December 31, 2020	Year Ended December 31, 2019
Operating Information
Copper (MCSA Mining Complex)
Ore Processed (tonnes)	2,271,625	2,424,592
Grade (% Cu)	2.08%	1.93%
Cu Production (tonnes)	42,814	42,318
Cu Production (lbs)	94,387,605	93,295,598
Concentrate Grade (% Cu)	33.7%	34.8%
Recovery (%)	90.5%	90.5%
Concentrate Sales (tonnes)	127,007	122,966
Cu Sold in Concentrate (tonnes)	42,813	42,759

	Year Ended December 31, 2020	Year Ended December 31, 2019
Operating Information
Gold (NX Gold Property)
Ore milled (tonnes)	162,642	158,275
Head grade (grams per tonne Au)	7.72	6.98
Recovery (%)	91.3%	85.7%
Gold ounces produced (oz)	36,830	30,434
Gold Sales (oz)	35,855	29,755

During the year ended December 31, 2020, the Company generated net operating revenue of US$324.1 million (based on the average annual exchange rate for Brazilian Real into US dollars of R$1.00 = US$0.1940). The following table summarizes the net revenue of the Company for the financial years ended December 31, 2020 and 2019. Tabular amounts are in thousands of US dollars:

	Year Ended December 31, 2020(1) (US$000s)	Year Ended December 31, 2019(2) (US$000s)
Copper concentrate	260,888	246,197
Gold	63,188	38,646
Net Operating Revenues:	324,076	284,843

Notes:

(1)	Based on the average annual exchange rate for Brazilian Real to US dollars for 2020 of R$1.00 = US$0.1940.
(2)	Based on the average annual exchange rate for Brazilian Real to US dollars for 2019 of R$1.00 = US$0.2535.

There are global copper and gold markets into which the Company can sell its copper concentrate and gold and, as a result, the Company is not dependent on a particular purchaser with regard to the sale of the copper concentrate and gold that it produces.

MCSA currently sells all of its final copper concentrate to the Paranapanema Company and various multi-national trading companies. The Paranapanema Company smelts this copper concentrate for sale at its smelter located in Dias D’Ávila, Bahia State, Brazil. Multi-national trading companies ship the final copper concentrate purchased from MCSA for sale to international markets via the Barra dos Coqueiros port located in Barra dos Coqueiros, Sergipé State, Brazil. All concentrate is transported to buyers by road using standard highway trucks, which are weighed and sampled for final assay prior to shipping.

NX Gold currently sells all of its doré bars containing gold and silver to COIMPA Industrial Ltda. The doré bars are transported to COIMPA’s facility in Manaus, State of Amazonas, Brazil by airplane via a gravel airstrip located on the NX Gold Property.

Competitive Conditions

The Company’s primary business is to produce and sell copper. The Company also produces and sells gold. Prices are determined by world markets over which the Company has no influence or control. Ero’s competitive position is primarily determined by its costs compared to other producers throughout the world and its ability to maintain its financial integrity through metal price cycles. Costs are governed to a large extent by the grade, nature and location of the Company’s Mineral Reserves and Mineral Resources as well as by input costs and the level of operating and management skill employed in the production process.

The mining industry is competitive, particularly in the acquisition of additional Mineral Reserves and Mineral Resources in all phases of operation, and the Company competes with many companies possessing similar or greater financial and technical resources. The Company also competes with other mining companies and other third parties over sourcing raw materials, equipment and supplies in connection with its production, development and exploration operations, as well as for skilled and experienced personnel and transportation capacity.

Specialized Skills and Knowledge

The nature of the Company’s business requires specialized skills, knowledge and technical expertise in the areas of geology, engineering, mine planning, mine operations, metallurgical processing, and environmental compliance. In addition to the specialized skills listed above, the Company also relies on staff members, contractors and consultants with specialized knowledge of logistics and operations in Brazil and local community relations. In order to attract and retain personnel with the specialized skills and knowledge required for the Company’s operations, the Company maintains competitive remuneration and compensation packages. To date, the Company has been able to meet its staffing requirements.

Business Cycles

The mining business is subject to global economic cycles which affect the marketability of products derived from mining.

Employees

As at December 31, 2020, Ero and its subsidiaries employed a total of 2,457 employees (consisting of 15 employees of Ero, 4 employees of Ero Copper (US) Ltd., 2,035 employees of MCSA, 400 employees of NX Gold, and 3 employees of Mineração Boa Esperança S/A) and 1,324 contractors (consisting of 7 contractor of Ero, 1,075 contractors of MCSA and 242 contractors of NX Gold).

Foreign Operations

Ero’s material properties are the MCSA Mining Complex, the NX Gold Property and the Boa Esperança Property, each located in Brazil. Foreign operations accounted for approximately 100% of the Company’s revenue and represented approximately 97.1% of its assets as at December 31, 2020. Accordingly, the Company is entirely dependent on its foreign operations for the exploration and development of its properties and for production of copper and gold. Any changes in regulations or shifts in political attitudes in any of these jurisdictions, or other jurisdictions in which Ero has projects from time to time, are beyond the control of the Company and may adversely affect its business. Future development and operations may be affected in varying degrees by such factors as government regulations (or changes thereto) with respect to the restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people, mine safety, work force health and safety in the face of prevailing epidemics, pandemics or other health risks, and receipt of necessary permits. The effect of these factors cannot be accurately predicted. See below under the heading “Risks Factors”.

The risks of the corporate structure of the Company and its subsidiaries are risks that are typical and inherent for companies that have material assets and property interests held indirectly through foreign subsidiaries and located in foreign jurisdictions. The Company’s business and operations in Brazil are exposed to various levels of political, economic and other risks and uncertainties associated with operating in a foreign jurisdiction such as a difference in laws, business cultures and practices, banking systems and internal control over financial reporting. See below under the heading “Risk Factors”.

The Company has implemented a system of corporate governance, internal controls over financial reporting and disclosure controls and procedures that apply at all levels of the Company and its subsidiaries. These systems are overseen by the board of directors of the Company (the “Board”) and implemented by the Company’s senior management. The relevant features of these systems are set out below.

Control over and Communication with Foreign Subsidiaries

The Company controls its foreign subsidiaries by virtue of corporate oversight and by its ownership interest in such entities (see above under the heading “Corporate Structure”). The Company’s management has the (i) power to appoint and dismiss, at any time, any and all of the foreign subsidiaries’ officers and directors, (ii) power to instruct the foreign subsidiaries’ officers to pursue business activities in accordance with the Company’s wishes, and (iii) legal right, as a shareholder, to require the officers of each such foreign subsidiary to comply with their fiduciary obligations. As a result, management of the Company can effectively align its business objectives with those of the foreign subsidiaries and implement such objectives at the subsidiary level.

The Company maintains open communication with each of its operations in Brazil through several senior officers who are proficient in Brazilian Portuguese. In addition, all management team members in Brazil are fluent in Brazilian Portuguese and fluent (or proficient) in English. The primary language used in management and Board meetings is English and material documents relating to the Company and its operations that are provided to the Board are in English. If necessary, management of the Company and the Board have access to independent translators to overcome any language differences. The Company does not currently have a formal communication plan or policy in place and has not to date, experienced any communication-related issues.

Board and Management Expertise

Each of the Company’s directors and senior officers have experience in Brazil, being the jurisdiction in which the Company operates. In addition, the Board, through its corporate governance practices, receives monthly management and technical updates and progress reports in connection with the foreign subsidiaries, and at each quarterly Board meeting, the directors meet with management on topics including short, medium and long-term corporate objectives, strategic risk and mitigation strategies and strategic planning, and in so doing, maintains effective oversight of the Company’s business and operations. Moreover, Board members and senior officers have access to corporate director education programs which offer courses on topics such as strategic direction and risks, financial essentials, audit committee effectiveness, risks and disclosure, human resource and compensation committee performance and enterprise risk oversight.

Prior to the onset of COVID-19 in early 2020, senior officers and Board members visited the Company’s operations in Brazil on a regular basis to ensure effective control and management of the Company’s foreign operations. Certain senior officers of Ero visited the Company’s operations quarterly, or more frequently if circumstances require, on a rotating basis. Each of the Company’s directors, other than Dr. Sally Eyre and Ms. Chantal Gosselin who were appointed to the Board on August 12, 2019, visited the MCSA Mining Complex at least one time in 2018 and 2019. Such directors also visited the NX Gold Property at least one time in 2019. Since their appointment to the Board, Dr. Eyre visited the MCSA Mining Complex and the NX Gold Property one time in 2019 and Ms. Gosselin visited the MCSA Mining Complex one time in 2019. During these visits they met local employees, businesspersons and, in the case of senior officers, government official, such interactions enhancing the visiting directors’ and officers’ knowledge of local culture and business practices.

Given the COVID-19 travel restrictions in Canada, the United States of American and Brazil, as well as the extensive measures taken by the Company to mitigate the possible impact of COVID-19 on its workforce and operations, no director, other than Messrs. Dunn and Strang, visited the Company’s operations in 2020. In addition to Messrs. Dunn and Strang, several senior officers of Ero visited the Company’s operations at least one time in 2020, or more frequently if circumstances required. To ensure effective control and management of the Company’s foreign operations during the pandemic, all directors are provided with monthly reports regarding the Company’s business and operations, and virtual meetings are held amongst the Board and management quarterly, or more frequently if circumstances require, and held amongst management and the operations team in Brazil weekly, or more frequently if circumstances require.

Subject to prevailing COVID-19 conditions and travel restrictions, each of the Company’s directors and senior officers intend to visit the MCSA Mining Complex and the NX Gold Property during 2021.

Internal Control Over Financial Reporting and Funds

The Company maintains internal control over financial reporting with respect to its operations in Brazil by taking various measures. Several of the Company’s senior officers have the relevant language proficiency (Brazilian Portuguese) and each senior officer has local cultural understanding and relevant work experience in Brazil which facilitates better understanding and oversight of the Company’s operations in the context of internal controls over financial reporting.

Pursuant to the requirements of National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, the Company assesses the design of its internal controls over financial reporting on an annual basis. Furthermore, key controls for the accounts in scope are tested across the Company on an annual basis and the working papers of these tests performed at all the locations are reviewed at the head office level. Please refer to the Company’s audited consolidated financial statements for the year ended December 31, 2020, a copy of which is available for review under the Company’s profile on SEDAR at www.sedar.com.

Differences in banking systems and controls between Canada and Brazil are addressed by having stringent controls over cash; especially over access to cash, cash disbursements, appropriate authorization levels, performing and reviewing bank reconciliations and the segregation of duties.

The Company ensures the flow of funds between Canada and Brazil functions as intended by:

•	appointing common officers of the Company and MCSA/NX Gold;

•	involving the Company’s Chief Financial Officer, located in Vancouver, in hiring key finance personnel in Brazil; and

•	closely monitoring the finance departments in Brazil by regular personal visits by the Chief Financial Officer, the Vice President, Finance and other key executives to Brazil.

Records

All of the minute books and corporate records and documents of the foreign subsidiaries are filed at the relevant entity’s headquarters, and with the relevant governmental or regulatory body in Brazil. The custodians of such documents report directly to the Company’s head office and senior management team to ensure continued oversight.

Environmental Protection

The Company’s exploration, development and mining activities are subject to various levels of federal, state and local laws and regulations relating to the protection of the environment, including requirements for closure and reclamation of mining properties. Specific statutory and regulatory requirements and standards must be met throughout the exploration, development and mining stage of a property regarding air quality, water quality, fisheries, wildlife and forestry management and protection, tailing facility management, solid and hazardous waste management and disposal, noise, land use and reclamation. Details and qualification of the Company’s mine closure and restoration obligations are set out in Note 11 of the Company’s audited consolidated financial statements for the year ended December 31, 2020, a copy of which is available for review under the Company’s profile on SEDAR at www.sedar.com.

The financial and operating effect of environmental protection requirements on the capital expenditures and earnings of each mineral property are not significantly different than those of similar sized mines and therefore do not and will not impact the Company’s competitive position in the current or future financial years.

Social and Environmental Policies

The Company places great emphasis on providing a safe and secure working environment for all its employees, suppliers, contractors and consultants, and recognizes the importance of operating in a sustainable manner. The Board has adopted a Code of Business Conduct and Ethics of the Company, which sets out the standards which guide the conduct of the Company’s business and the behavior of its directors, officers, employees and consultants. All new employees must read, and acknowledge that they will abide by, the code when hired. The code, among other things, sets out standards in areas relating to the Company’s commitment to health and safety in its business operations and the identification, elimination or control of workplace hazards; promotion and provision of a work environment in which individuals are treated with respect, provided with equal opportunity and is free of all forms of discrimination and abusive and harassing conduct; and ethical business conduct and legal compliance. The Board has also adopted a Supplier Code of Conduct, which sets out the core values that each supplier of the Company is expected to respect and abide by at all times, including among other things: (i) adhering to all applicable laws and regulations of the countries and regions where they conduct business, including laws protective of human rights, worker health and safety, and the environment; (ii) conducting their business ethically and not engaging, directly or indirectly, in unethical or illegal practices; (iii) adhering to the Company’s Anti-Corruption Policy (discussed below), and with all applicable anti-corruption laws, including the Corruption of Foreign Public Officials Act (Canada); (iv) adhering to the Company’s Global Human Rights Policy and Corporate Social Responsibility Policy (discussed below) in all of their dealings with workers, community members and others affected by their activities while providing services to the Company; and (v) adhering to the Company’s Environmental Policy (discussed below), Health and Safety Policy (discussed below) and all other site-specific environmental, health and safety practices and procedures that apply to their activities.

In addition, the Board has adopted a Global Human Rights Policy, as the Company is committed to fostering a positive human rights culture within the organization and striving to prevent or mitigate any adverse impact of the Company’s activities on its employees, communities and external stakeholders. The policy applies to each director, officer, employee, and third party, such as contractor, consultant, supplier, vendor, security provider and business partner of Ero Copper and its subsidiaries. The policy, among other things, outlines the following commitments of Ero Copper: (i) adhering to all applicable human rights laws and regulations of the countries and regions where the Company conducts its business; (ii) providing a safe and healthy workplace that is free from violence, harassment, intimidation, and discrimination on the basis of race, colour, creed, age, gender (including gender identity and expression), language, national or social origin, family or marital status, sexual orientation, disability, religious, political or other opinion, union affiliation or other basis prohibited by law; (iii) respecting workers’ rights, including freedom of peaceful assembly and association, and engagement in collective bargaining consistent with the relevant conventions on that subject; (iv) seeking to avoid or minimize causing or contributing to adverse human rights impacts through its activities, addressing such impacts if they occur, and engaging in processes to mitigate those impacts; (v) maintaining operational-level grievance mechanisms to report and address any actual or potential adverse impacts or risks on human rights; (vi) engaging in meaningful dialogue, promoting participation and fostering inclusion with potentially affected groups and other stakeholders, including women, children and minority groups; (vii) obtaining land access rights and conducting land acquisitions in an appropriate and timely manner to ensure that physical and economic displacement impacts on affected people, if any, are avoided or minimized where possible, and appropriately mitigated when they occur in a manner that fosters trust and mutual respect; (viii) acting with transparency and avoiding knowingly being complicit in activities that cause, or are likely to cause, adverse impacts or risks to human rights; (ix) not engaging in the use of forced, compulsory or child labour; and (x) respecting and not interfering with anyone who acts to promote or protect human rights through peaceful and lawful means.

The Board has also adopted a Whistleblowing Policy for individuals to report complaints and concerns regarding, among other things, accounting, internal accounting controls and auditing matters. As well, the Company has an Anti-Corruption Policy which requires that directors, officers, employees and consultants of the Company conduct business in a manner that does not contravene local and international anti-bribery and anti-corruption laws that apply to the Company, including the Criminal Code (Canada) and Corruption of Foreign Public Officials Act (Canada). The Lead Director and the Audit Committee of the Company, or a designated member thereof, are responsible for monitoring compliance with these policies and investigating any reported violations, although employees may approach the Company’s external legal counsel if preferred for concerns under the Anti-Corruption Policy.

The Board has also established an Environmental, Health, Safety and Sustainability Committee to assist it in fulfilling its oversight responsibilities in respect of development, implementation and monitoring of the Company’s health, safety, environment and sustainability policies. In particular, the Environmental, Health, Safety and Sustainability Committee is responsible for, among other things: (i) providing oversight with respect to management’s periodic review, evaluation and development, where necessary, of policies, practices and standards of performance that meet or exceed legal and regulatory requirements and industry standards in the areas of health, safety, sustainability and environmental stewardship; (ii) periodically reviewing, with management, the risks and opportunities associated with health and safety; environmental matters including water, waste, biodiversity and air quality management as well as emissions and climate change; corporate social responsibility matters including engagement with host communities; and related matters, and reviewing management’s recommendations regarding the adoption of appropriate programs and procedures to address such risk and opportunities or, if required, make such recommendations; (iii) periodically reviewing, with management, the Company’s loss prevention policies, tailings facility management, and emergency response plans and recovery programs; (iv) periodically reviewing, with management, the Company’s strategies with respect to health, safety, sustainability and the environment; (v) periodically reviewing and monitoring the Company’s policies and, if necessary, procedures and practices relating to the reporting of health, safety and environmental incidents with respect to the Company’s employees, suppliers, contractors, consultants, facilities and operations, in compliance with regulatory laws; (vi) reviewing with management and legal counsel, the Company’s current or pending legal actions by or against the Company, related to environmental, health and safety issues; (vii) receiving and reviewing reports regarding significant health, safety and environmental incidents, emerging issues, summaries of inspections or audits, and corrective actions taken in response to deficiencies; (viii) monitoring as well as reviewing reports prepared by the Company with respect to health, safety, sustainability and the environment, including emerging potential physical and market-related risks to the Company’s business associated with climate change, and review the Company’s public disclosure documents with respect to such matters; (ix) periodically reviewing steps taken by management to ensure that employees receive the training necessary to meet health, safety, sustainability and environmental standards set by law and policies set by the Company; (x) directing management to regularly monitor and report on the Company’s health, safety, environmental and sustainability performance; (xi) facilitating information sharing with other Board committees to address matters of mutual interest or concern regarding health, safety, environmental and sustainability issues; and (xii) reporting regularly to the Board on its activities. The Environmental, Health, Safety and Sustainability Committee also assists the Board in its oversight of the Company’s Corporate Social Responsibility Policy, Health and Safety Policy and Environmental Policy, which apply to each director, officer, employee and any third party, such as a contractor, consultant and supplier, representing or providing services for or on behalf of Ero Copper or any of its subsidiaries.

The Corporate Social Responsibility Policy outlines the Company’s commitment to fostering sustainable development by operating all of its mines and developing new projects in a manner that is respectful of local communities. The policy, among other things, outlines the following commitments of Ero Copper: (i) identifying and engaging its communities of interest in timely, inclusive, ethical, transparent and culturally respectful dialogue prior to undertaking significant activities and throughout the life of an operation or project; (ii) continuing to maintain formal grievance mechanisms as part of its overall community engagement process; (iii) monitoring, continuously improving, and reporting on the performance and effectiveness of its activities related to corporate social responsibility; (iv) implementing meaningful and effective strategies for community engagement; (v) promoting a safe environment for local communities; (vi) respecting the social, economic and cultural rights of local people; (vii) assisting local and regional development in areas where its operations and projects are located through training and employment; and (viii) adhering to all applicable laws and regulations of the countries and regions where Ero Copper conducts its business.

The Health and Safety Policy outlines the Company’s commitment to protecting the health and safety of its employees and third parties, such as contractors, consultants, and suppliers, at its mining operations and development projects. The policy, among other things, outlines the following commitments of Ero Copper: (i) promoting health and safety on and off the job; (ii) providing employees with the training and tools to work safely and expecting third parties, such as contractors, consultants and suppliers, to do the same; (iii) educating its employees to the potential hazards of their job and expecting third parties, such as contractors, consultants and suppliers, to do the same; (iv) requiring that employees perform their duties in the safest manner possible and expecting third parties, such as contractors, consultants and suppliers, to do the same; (v) adhering to all applicable health and safety laws and regulations of the countries and regions where Ero Copper conducts its business; (vi) striving for continuous improvement in all aspects of health and safety; (vii) providing a safe work environment by minimizing or, where possible, eliminating hazards, adhering to proven health and safety practices, implementing accident prevention programs, and ensuring that first aid and emergency response plans are in place at each operation; (viii) ensuring accident reporting is completed in a diligent manner and where necessary taking immediate steps to mitigate the potential for reoccurrence; (ix) developing and operating health and safety management programs at its operations that meet or exceed those in use by its peer companies; (x) promoting employee participation in the development of health and safety standards and management programs such that its employees take ownership of their health and safety responsibilities; (xi) conducting regular reviews of health and safety management programs and report findings to management and the Board; and (xii) conducting annual audits of all health and safety management programs and, with its capabilities, remediating all identified health and safety findings promptly.

The Environmental Policy outlines the Company’s commitment to wise environmental stewardship, including operating its mines and developing new projects in an environmentally sustainable and responsible manner. The policy, among other things, outlines the following commitments of Ero Copper: (i) adhering to all applicable environmental laws, regulations and other environmental obligations in the countries and regions in which it operates, and to follow additional environmental standards and practices that are voluntarily adopted by the Company; (ii) protecting the environment by applying proven management practices to minimize releases of greenhouse gas emissions and other pollutants to the air, land or water, facilitate the appropriate treatment and disposal of waste and mitigate environmental impacts; (iii) mitigating impacts to biodiversity through research, partnerships and land management processes; (iv) promoting the efficient use of energy, water and other natural resources through recovery, recycling and reuse; (v) striving to ensure the safe and responsible management and storage of tailings in accordance with applicable laws and regulations during the life of each operation and after the closure thereof; (vi) performing progressive reclamation activities during the life of each operation, and regularly updating closure plans to take into consideration the interests of host communities; (vii) communicating this commitment to excellence in environmental performance and climate protection with its subsidiaries, employees, suppliers, contractors, and other agents and the communities in which it operates; (viii) allocating the necessary resources to meet its reclamation and environmental obligations; (ix) educating employees regarding environmental matters, including climate change, water conservation and energy efficiency and awareness, and promoting employee participation in minimizing environmental impacts; (x) striving to ensure all environmental incidents are reported, investigated and remediated; (xi) seeking opportunities to improve its environmental performance through adherence to these principles; (xii) regularly reviewing its environmental management system to ensure that it remains appropriate and that its environmental objectives and targets are being addressed; and (xiii) communicating openly and transparently with internal and external interested parties to develop a mutual understanding of environmental issues, needs and expectations, including regularly report its water use, energy use and greenhouse gas emissions as well as climate-related risks and opportunities to stakeholders.

A copy of the above-mentioned codes and polices can be found on the Company’s website at www.erocopper.com.

MCSA MINING COMPLEX

The scientific and technical information in this section relating to the MCSA Mining Complex, other than the scientific and technical information under the heading “MCSA Mining Complex – Updated Information with respect to the MCSA Mining Complex”, is a direct extract of the Executive Summary section contained in the MCSA Mining Complex Technical Report dated January 14, 2021 with an effective date of October 1, 2020, which has been conformed to be consistent with the formatting and other defined terms within this AIF. The entire MCSA Mining Complex Technical Report, a copy of which is available for review under the Company’s profile on SEDAR at www.sedar.com, is incorporated by reference into this AIF and should be consulted for details beyond those incorporated herein.

The scientific or technical information set out in this AIF under the heading “MCSA Mining Complex - Updated Information with respect to the MCSA Mining Complex”, has been reviewed and approved by Ricardo Emerson Re, MSc, MBA, MAusIMM (CP) (No. 305892), Registered Member (No. 0138) (Chilean Mining Commission) and Resource Manager of the Company who is a “qualified person” within the meanings of NI 43-101.

Executive Summary

Ero Copper is a Vancouver-based publicly listed copper mining company that trades on the Toronto Stock Exchange under the ticker “ERO” and exists under the BCABC. Ero Copper’s principal asset is a 99.6% interest in MCSA, a Brazilian mining company operating in the Curaçá Valley, northeastern Bahia State, Brazil. The regional MCSA operations include fully integrated processing operations and, currently, two active producing mining locations within the Curaçá Valley. The active operations include the Caraíba Complex (comprised of the underground Pilar Mine (“Pilar UG Mine”), integrated Caraíba Mill and the inactive solvent extraction electrowinning plant (“SX/EW Plant”)), and the underground Vermelhos Mine (“Vermelhos UG Mine”). The past producing operations include the open pit mines of R22 (“R22 Mine”), Surubim (“Surubim OP Mine”) as well as the historic mines of Angicos (“Angicos Mine”) and Suçuarana (“Suçuarana Mine”). Collectively the active and past-producing mines comprise the “MCSA Mining Complex”. Additionally, future operations are forecast to occur later in the production plan within the northern part of the Curaçá Valley including: the adjacent Vermelhos West (N8) and Vermelhos East (N9) open pits (collectively the “N8/N9 OP Mine”), the Siriema open pit mine (“Siriema OP Mine”), collectively with the active Vermelhos UG Mine comprise the Mineral Reserves within the “Vermelhos District”. In the central part of the Curaçá Valley, future operations include: the adjacent Surubim and C-12 underground mines (the “Surubim UG Mine” and “C-12 UG Mine”) and the C-12 open pit (“C-12 OP Mine”), collectively with the Surubim OP Mine, which is expected to re-start operations during 2021, comprise the stated Mineral Reserves of the “Surubim District”. In the southern part of the Curaçá Valley, the past producing Suçuarana open pit (“Suçuarana OP Mine”) and the R22W open pit (“R22W OP Mine”), collectively with the active Pilar UG Mine comprise the stated Mineral Reserves of the “Pilar District”. The Pilar District is located approximately 385km north-northwest of Salvador and 90km southeast of Petrolina, in the State of Bahia, Brazil. The center of the Surubim District is located approximately 33km north of the Caraíba Mine at the Surubim OP Mine, while the center of the Vermelhos District and the Vermelhos UG Mine is located another 31km north-northwest of the Surubim OP Mine. In aggregate, mining and development activities occur over approximately 100km in strike length across the Curaçá Valley.

Within the MCSA Mining Complex life-of-mine (“LOM”) production plan, the Company has included production, capital and operating cost projections based upon the Mineral Reserves derived from the Measured and Indicated Mineral Resources from within the Deepening Extension Zone of the Pilar Mine (the “Deepening Extension Project”).

In addition, the Company has included an independent preliminary economic assessment based upon the Inferred Mineral Resources within the Deepening Extension Zone of the Pilar Mine (the “Deepening Inferred Project”), that shows the expected synergies associated with utilizing the infrastructure that will be built in support of the Deepening Extension Project, to illustrate the potential of the Deepening Extension Zone. Additional information on the Deepening Inferred Project can be found in Chapter 24 of the MCSA Mining Complex Technical Report. The Deepening Inferred Project is preliminary in nature and based on the Inferred Mineral Resources of the Deepening Extension Zone which are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the Deepening Inferred Project will be realized. Mineral Resources that are not Mineral Reserves do not have a demonstrated economic viability. The Company has commenced a program to continue infill drilling of the Inferred resource to further upgrade this material; however, until this work is completed and the Inferred resources have been upgraded to reserves, there is no certainty this material will be converted into Mineral Reserves.

The MCSA Mining Complex has an extensive operating history in the region. Open pit and processing operations started in 1979, while underground mining operations commenced in 1986. MCSA owns a 100% interest in the MCSA Mining Complex including the abovementioned mines, integrated processing facilities and all supporting infrastructure. The Pilar UG Mine currently produces a nominal 4,000 tonnes per day (“t/d”), or approximately 1.4 million tonnes per annum from underground operations that, combined with the nominal 3,000 to 5,000 t/d, or approximately 1.0 million tonnes per annum currently mined from satellite mining operations within the MCSA Mining Complex, including the Vermelhos UG Mine, serves as feed for the Caraíba Mill. The Caraíba Mill is currently producing high quality, low impurity copper concentrate grading approximately 35% copper. The concentrate typically contains minor amounts of precious metals. Historical average grades of precious metals in concentrate are approximately 2 gpt gold and 43 gpt silver in concentrate.

The purpose of the MCSA Mining Complex Technical Report is to set out and to provide background and supporting information on the Mineral Resources and Mineral Reserves for the MCSA Mining Complex. The MCSA Mining Complex Technical Report was prepared by GE21 and BNA on behalf of Ero Copper. The MCSA Mining Complex Technical Report and estimates herein have been prepared following the guidelines of NI 43-101 and Form 43-101F1 – Technical Report.

The effective date of the MCSA Mining Complex Technical Report is October 1, 2020 (in this section of the AIF, the “Effective Date”). The issue date of the MCSA Mining Complex Technical Report is January 14, 2021.

1.1       Property Description and Ownership

The MCSA Mining Complex is located in northeastern Bahia State, Brazil, about 385 km north-northwest of the capital city of Salvador. The center of the MCSA Mining Complex is located at 9º 52’ South, 39º 52’ West. As of the Effective Date, MCSA holds, has applications in process, or has negotiated agreements with third-parties for a north-trending set of 110 mineral exploration rights, six mining concessions and one additional mining concession is currently under application. The property, including mining and permits under application covers a total area of 164,377.69 ha. The exploration rights held or with applications in process cover an area of 160,118.81 ha and consist of areas up for renewal as well as negotiated with third-parties under normal course of business. MCSA holds 100% legal and beneficial ownership of exploration rights for a period varying up to three years with three-year extensions provided annual reporting requirements are performed on the property. Within the exploration rights, MCSA’s interests include the right to access the property, to engage in exploration, development, processing, and construction activities in support of mineral exploration and development. Where applicable, compensation is provided to the holder of surface rights for occupation or loss caused by the work.

Mining and development activities are contained within six mining concessions covering 3,299.61 ha. In addition, MCSA has one application for mining covering 966.27 ha. Within the mining concessions, MCSA holds 100% legal and beneficial ownership. There are no time constraints provisioned with the mining concessions; however, operating permits and licenses are extended and renewed in normal course of business according to the nature of each permit and requirements therein.

Infrastructure maps of the MCSA Mining Complex and the broader Curaçá Valley are shown in Appendix D to the MCSA Mining Complex Technical Report.

1.2        Geology and Mineralization

The Curaçá Valley’s mafic-ultramafic complex is located within the Curaçá high-grade metamorphic gneissic terrain - part of the Salvador-Curaçá orogen, a northern extension of the Atlantic Coast Granulite Belt in the São Francisco Craton. The mining and development projects located within the MCSA Mining Complex lie within a Trans-Amazonian age belt bordered on the west by volcano-sedimentary rocks of the Jacobina Group and on the east by the Itiúba intrusive syenite rocks.

Known copper deposits are hosted within the Rio Curaçá and Tanque Novo sequences, differentiated by metamorphic facies. The two sequences are located across the base of the MCSA Mining Complex and include the mafic-ultramafic rocks as well as granite, granodiorite and syenite. Pyroxenite has been described within the mafic-ultramafic lenses at the Caraíba Mine, R22W Mine, Angicos Mine, Suçuarana Mine, Surubim OP Mine and the Vermelhos UG Mine.

The Cu-rich deposits are hosted by irregular-shaped intrusive bodies of pyroxenite (hypersthenite) and minor gabbro-norite that have been intruded into granulite facies gneiss and migmatite at the northern margin of the São Francisco Craton. The intrusions have been interpreted as either deformed sill-like bodies or irregular shaped intrusions into an anastomosing ductile shear zone. Mineralized textures include interstitial, net-textured, stringer and sulphide-rich matrix breccias. There is additional evidence throughout the Curaçá Valley of sulphide zonation, characterized as pyrrhotite +/- pentlandite zoning to pyrrhotite +/- pentlandite plus chalcopyrite and finally to chalcopyrite plus bornite. High-grade mineralization is often closely associated with phlogopite enrichment. Additional work is underway to evaluate recent observed occurrences of nickel and platinum group elements throughout the Curaçá Valley.

1.3       Exploration Status

Once open pit operations began in 1979, limited exploration work was performed regionally outside of the main Caraíba Mine area. Where it did occur, such exploration work focused primarily on exploration permit renewal requirements. The Caraíba Mine was privatized in 1994 and further exploration work was limited until the formation of the Codelco Joint Venture in 2004 (the “Codelco JV”) which existed until 2008. Under the Codelco JV, work was conducted on several prospects outside of the Caraíba Mine area including an airborne Versatile Time Domain Electromagnetic survey over the Vermelhos District. Ground Moving-loop Electromagnetic and Bore-hole Electromagnetic (“BHEM”) test surveys were also conducted.

Near-surface copper mineralization in the Curaçá Valley has historically been well-defined by geochemical sampling methods. Mineralized mafic-ultramafic intrusions show anomalous copper, nickel, cobalt, gold and silver. Several soil geochemical surveys have been conducted regionally throughout the Curaçá Valley. Leveling efforts undertaken by Ero Copper in 2018 to normalize multiple surveys into a central database have been successful and the dataset, supplemented with ongoing soil geochemistry campaigns, continues to be used to define areas of exploration potential.

Historic regional exploration activities also included geophysical surveys performed locally on specific targets. These include ground magnetic, gravity and induced polarization (“IP”) surveys. Regional airborne geophysical surveys consist of a historic magnetic and radiometric survey flown by the Brazil National Department of Mineral Production (“DNPM” which was replaced in 2018 by the new federal mining agency of Brazil, the Agência Nacional de Mineração (“ANM”)). Based on known deposits, mineralized mafic-ultramafic intrusions respond well to gravity, IP and electromagnetic (“EM”) surveys including the use of BHEM.

Since the acquisition of MCSA in late 2016, Ero Copper has worked with MCSA to compile, organize, validate, analyze and interpret the various historical data sets. A list of prioritized exploration targets using district-wide dataset compilation and validation has been created for the first time for the MCSA exploration permits throughout the Curaçá Valley. Priority targets occur in three main areas or “Districts”: the Pilar District, the Vermelhos District and the Surubim District.

In 2018, Ero Copper advanced its exploration efforts and completed approximately 158,000m of drilling with the objective of upgrading and increasing Mineral Resources and reserves as well as commenced testing new regional targets in the Curaçá Valley. Simultaneously, Ero Copper continued development and production from the Pilar UG Mine, Surubim OP Mine (expected to re-start operations in 2021) and commenced production from the Vermelhos UG Mine. In support of its regional exploration efforts, Ero Copper commissioned and completed a ~24,000 line-km airborne electromagnetic and gravity geophysical survey focused on high-grade discoveries throughout the Curaçá Valley. In 2019, Ero Copper significantly increased drilling activities and completed approximately 235,000m of drilling, continuing to focus on upgrading and increasing Mineral Resources and reserves as well as testing of new regional targets in the Curaçá Valley.

Ero Copper significantly increased drilling activities through 2020, whereas at the date of the MCSA Mining Complex Technical Report, a total of 27 drill rigs are on the property. Over 220,000m of drilling is planned for 2020 throughout the Curaçá Valley. Drilling continues to focus on in-mine extensions, near-mine discoveries, including further exploration of the Deepening Extension Zone, new near-mine discoveries and new regional discoveries within the three main mineralized Districts of the Curaçá Valley.

1.4       Development and Operations

Mining operations within the Curaçá Valley are currently comprised of two core operations: the Pilar UG Mine and the Vermelhos UG Mine. Production from these two mines currently serves as feed for the Caraíba Mill. Ongoing development and exploration activities include: the continued advancement of the primary ramp and associated infrastructure of the Pilar and Vermelhos underground mines in support of mine life extensions, including the delivery of the Deepening Extension Project, as well as associated plant and site refurbishments undertaken in support of the LOM plan and during the normal course of business.

In support of the current Mineral Resource and Mineral Reserve estimate, a total of 857,589m of diamond core drilling was incorporated into the geological model.

1.5       Data Verification and QA/QC

GE21 has visited MCSA’s operations on a regular basis since 2017 to assess MCSA’s exploration data, including overall procedures for drilling, logging, sample handling, control, storage, quality-assurance quality-control (“QA/QC”), database preparation and density measures.

Sample Preparation, Analyses and Security

MCSA’s sampling procedures are well-defined, in line with the industry best practices. Physical preparation and chemical analysis of core samples are performed by MCSA’s on-site laboratory, following well-defined procedures. GE21 evaluated the sample collection, analysis and security methods, as well as the procedures used by MCSA’s internal laboratory.

Quality Assurance and Quality Control

Standard QA/QC procedures implemented by MCSA were found to be complete and aligned with industry best practices. A selection of historic information (collected before the current QA/QC procedures were implemented in 2007) was verified by the authors of the MCSA Mining Complex Technical Report via a post-mortem validation process. Data from historic drill holes that could not be validated were omitted from the Mineral Resource estimate.

The QA/QC process implemented includes the analysis of blanks, standards, pulverized duplicates, coarse tailings duplicates, field duplicates and a second third-party laboratory check-assay. Check-assay analysis of copper grades by a second third-party laboratory was implemented as part of MCSA’s QA/QC program in 2020. As part of the validation process, GE21 verified 377 holes totaling 96,417m of drilling. Density information has been obtained for over 40 years, and measurement processes are aligned with standard industry practice. Based upon the validation process, GE21 concluded that MCSA’s exploration data is adequate for the current Mineral Resource and Mineral Reserve estimate.

1.6       Mineral Resource and Mineral Reserve Estimates

Mineral Resource and Mineral Reserve estimates for the MCSA Mining Complex were classified and prepared in accordance with CIM Standards and CIM Guidelines by Sr. Porfirio Cabaleiro Rodriguez, MAIG, with contributions from others at GE21. All are independent Qualified Persons as such term is defined under NI 43-101.

The authors of the MCSA Mining Complex Technical Report validated the current Mineral Resource estimate that was prepared by MCSA under the supervision of GE21, by preparing a separate 3D model using Leapfrog Geo software, to define and interpolate geological domains. The variograms prepared by MCSA under the supervision of GE21 were reproduced and applied through an independent grade estimate, using Leapfrog Edge software. Resource classification was determined based upon the number of “passes” and results were used to compare the tonnage, grade and contained copper content within each geological domain. Differences of less than 5% of the contained copper content was considered acceptable within each domain. The validation performed did not indicate any material differences between the two estimates.

Mineral Reserves were classified according to the CIM Standards and the CIM Guidelines by Dr. Beck (Alizeibek) Nader, FAIG, of BNA, an independent Qualified Person as such term is defined under NI 43-101.

1.6.1       Mineral Resources

Cut-off grades of 0.51% copper as well as a marginal cut-off grade of 0.32% copper, were used for underground Mineral Resources and 0.21% copper for open pit Mineral Resources. Mineral Resources were estimated using ordinary kriging within 5m by 5m by 5m block sizes. Mineral Resources are shown inclusive of Mineral Reserves. Underground Mineral Resource effective date varies by deposit, with an effective date of August 8, 2020 except for P1P2 (July 24, 2020), R75 (July 9, 2019) and Suçuarana (July 3, 2020) within the Pilar District; Vermelhos Mine (July 29, 2020), Siriema and N8 (July 4, 2020), N9 (July 9, 2019) within the Vermelhos District; and Surubim District effective date of July 9, 2019 except for Terra do Sal (July 3, 2020). Open pit Mineral Resource effective date varies by deposit, with an effective date of August 8, 2020, except for Suçuarana (July 3, 2020), R22W and R75 (July 9, 2019) within the Pilar District; Siriema and N8 (July 4, 2020), N9 and Vermelhos North (July 9, 2019) within the Vermelhos District; and an effective date of July 9, 2019 for the Surubim District except Terra do Sal (July 3, 2020).

Table 1-1: Underground Mineral Resources

		Tonnage	Grade	Cu Contained
Underground Mine / Deposit	Classification	(000 tonnes)	(Cu %)	(000 tonnes)
	Measured	-	-	-
Deepening Extension Zone, Pilar Mine	Indicated	7,527	1.86	140.0
(Pilar Mine below Level -965)	Measured & Indicated	7,527	1.86	140.0
	Inferred	4,476	2.12	94.8

	Measured	26,829	1.50	401.3
	Indicated	13,991	1.11	154.8
Pilar Mine Ex-Deepening Extension Zone (Pilar Mine above Level -965)	Measured & Indicated	40,820	1.36	556.0
	Inferred	12,790	0.87	111.6

	Measured	816	0.72	5.9
	Indicated	1,045	0.89	9.3
Pilar District, Other Underground (R75, Sucuarana)	Measured & Indicated	1,861	0.82	15.2
	Inferred	742	0.60	4.5

	Measured	27,645	1.47	407.2
	Indicated	22,563	1.35	304.2
Pilar District Underground Total	Measured & Indicated	50,208	1.42	711.3
	Inferred	18,008	1.17	210.9

	Measured	3,389	2.80	94.9
	Indicated	4,514	1.19	53.7
Vermelhos Mine	Measured & Indicated	7,903	1.88	148.6
	Inferred	4,128	0.86	35.5

	Measured	1,465	0.79	11.6
	Indicated	4,153	0.80	33.4
Vermelhos District, Other Underground	Measured & Indicated	6,676	0.91	61.1
(Siriema, N8/N9)	Inferred	7,689	0.88	67.9

	Measured	4,402	2.33	102.4
	Indicated	8,667	1.00	87.1
Vermelhos District Underground Total	Measured & Indicated	13,069	1.45	189.5
	Inferred	13,781	0.93	127.6

	Measured	1,841	0.96	17.7
	Indicated	3,062	0.96	29.3
Surubim District, Other Underground	Measured & Indicated	4,904	0.96	47.0
(Surubim, C12, Cercado Velho, Lagoa da Mina, Terra do Sal)	Inferred	4,482	0.92	41.3

	Measured	1,841	0.96	17.7
	Indicated	3,062	0.96	29.3
Surubim District Underground Total	Measured & Indicated	4,904	0.96	47.0
	Inferred	4,482	0.92	41.3

	Measured	33,888	1.56	527.3
	Indicated	34,292	1.23	420.6
Total, Underground	Measured & Indicated	68,180	1.39	947.9
	Inferred	36,271	1.05	379.8

Underground Mineral Resource Notes:

1.	Mineral Resource effective date varies by deposit, with an effective date of August 8, 2020 except for P1P2 (July 24, 2020), R75 (July 9, 2019) and Suçuarana (July 3, 2020) within the Pilar District; Vermelhos Mine (July 29, 2020), Siriema and N8 (July 4, 2020), N9 (July 9, 2019) within the Vermelhos District; and Surubim District effective date of July 9, 2019 except for Terra do Sal (July 3, 2020).

2.	Presented Mineral Resources inclusive of Mineral Reserves. All figures have been rounded to the relative accuracy of the estimates. Summed amounts may not add due to rounding.

3.	Mineral Resources have been constrained within newly developed 3D lithology models applying a 0.45% and 0.20% copper grade envelope for high and marginal grade, respectively. Within these envelopes, Mineral Resources for underground deposits were constrained using varying stope dimensions of up to 20m by 10m by 35m applying a 0.51% copper cut-off grade, as well as a 0.32% copper marginal cut-off grade. Mineral Resources have been estimated using ordinary kriging inside 5m by 5m by 5m block sizes. The Mineral Resource estimates were prepared in accordance with the CIM Standards, and the CIM Guidelines, using geostatistical and/or classical methods, plus economic and mining parameters appropriate to the deposit.

Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Table 1-2: Open Pit Mineral Resources

		Tonnage	Grade	Cu Contained
Open Pit Mine / Deposit	Classification	(000 tonnes)	(Cu %)	(000 tonnes)

	Measured	3,172	0.49	15.4
	Indicated	365	0.45	1.6
Pilar District, Open Pit (R22W, Suçuarana, R75)	Measured & Indicated	3,537	0.48	17.0
	Inferred	351	0.47	1.6

	Measured	3,172	0.49	15.4
	Indicated	365	0.45	1.6
Pilar District Open Pit Total	Measured & Indicated	3,537	0.48	17.0
	Inferred	351	0.47	1.6

	Measured	-	-	-
	Indicated	2,956	0.92	27.1
Siriema Deposit	Measured & Indicated	2,956	0.92	27.1
	Inferred	187	0.99	1.9

	Measured	7,420	0.55	41.1
	Indicated	13,562	0.48	64.9
N8/N9 Deposits	Measured & Indicated	20,982	0.51	106.0
	Inferred	858	0.40	3.4

	Measured	-	-	-
	Indicated	-	-	-
Vermelhos North	Measured & Indicated	-	-	-
	Inferred	121	0.88	1.1

	Measured	7,420	0.55	41.1
	Indicated	16,518	0.56	92.0
Vermelhos District Open Pit Total	Measured & Indicated	23,938	0.56	133.1
	Inferred	1,166	0.55	6.4

	Measured	2,340	0.93	21.7
	Indicated	73	0.84	0.6
Surubim Mine	Measured & Indicated	2,413	0.92	22.3
	Inferred	3	0.80	0.0

	Measured	1,272	0.94	11.9
	Indicated	942	0.70	6.6
C12 Deposit	Measured & Indicated	2,214	0.84	18.6
	Inferred	154	0.56	0.9

	Measured	1,067	0.61	6.5
	Indicated	1,436	0.67	9.6
Surubim District, Other Open Pit (Cercado Velho, Lagoa da Mina, Terra do Sal)	Measured & Indicated	2,503	0.64	16.1
	Inferred	1,255	0.15	1.9

	Measured	4,678	0.86	40.1
	Indicated	2,452	0.69	16.8
Surubim District Open Pit Total	Measured & Indicated	7,130	0.80	56.9
	Inferred	1,413	0.20	2.8

	Measured	15,270	0.63	96.6
	Indicated	19,335	0.57	110.5
Total, Open Pit	Measured & Indicated	34,605	0.60	207.0
	Inferred	2,930	0.37	10.8

Open Pit Mineral Resource Notes:

1.	Mineral Resource effective date varies by deposit, with an effective date of August 8, 2020, except for Suçuarana (July 3, 2020), R22W and R75 (July 9, 2019) within the Pilar District; Siriema and N8 (July 4, 2020), N9 and Vermelhos North (July 9, 2019) within the Vermelhos District; and an effective date of July 9, 2019 for the Surubim District except Terra do Sal (July 3, 2020).

2.	Presented Mineral Resources inclusive of Mineral Reserves. All figures have been rounded to the relative accuracy of the estimates. Summed amounts may not add due to rounding.

3.	Mineral Resources have been constrained within newly developed 3D lithology models using a 0.21% copper cut-off grade for open pit deposits. Mineral Resources have been estimated using ordinary kriging inside 5m by 5m by 5m block sizes. The Mineral Resource estimates were prepared in accordance with the CIM Standards, and the CIM Guidelines, using geostatistical and/or classical methods, plus economic and mining parameters appropriate to the deposit.

Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

1.6.2       Mineral Reserves

The Mineral Reserves for the Pilar UG Mine, Vermelhos UG Mine, N8/N9 OP Mine, Siriema OP Mine, C12 UG Mine, C12 OP Mine and the Surubim OP Mine are derived from the Measured and Indicated Mineral Resources as defined within the resource block models following the application of economic and other modifying factors further described below. Inferred Mineral Resources, where unavoidably included within a defined mining shape, have been assigned zero grade.

26

Table 1-3: Mineral Reserves

		Tonnage	Grade	Cu Contained
	Classification	(000 tonnes)	(Cu %)	(000 tonnes)
Reserves, Underground

Deepening Extension Zone, Pilar UG Mine	Proven	-	-	-
(Pilar Mine below Level -965)	Probable	7,432	1.68	125

Pilar UG Mine Ex-Deepening Extension Zone	Proven	5,835	1.41	82
(Pilar Mine above Level -965)	Probable	7,725	1.09	84

Vermelhos UG Mine	Proven	3,359	2.09	70
	Probable	1,844	1.23	23

Surubim District, Underground	Proven	513	1.09	6
(C12 Underground)	Probable	515	0.83	4

Total Proven, Underground		9,707	1.63	158
Total Probable, Underground		17,516	1.34	236
Total Proven & Probable, Underground		27,224	1.45	394

Reserves, Open Pit

N8/N9 OP Mine	Proven	7,355	0.55	40
(Vermelhos District)	Probable	8,012	0.54	44

Siriema OP Mine	Proven	-	-	-
(Vermelhos District)	Probable	3,011	0.88	26

Surubim District, Open Pit	Proven	2,778	0.82	23
(Surubim & C12)	Probable	123	0.55	1

Suçuarana South OP Mine	Proven	1,623	0.42	7
(Pilar District)	Probable	328	0.46	2

Total Proven, Open Pit		11,757	0.60	70
Total Probable, Open Pit		11,474	0.63	72
Total Proven & Probable, Open Pit		23,230	0.61	142

Mineral Reserve Notes:

1.	Mineral Reserve effective date of October 1, 2020.
2.	All figures have been rounded to the relative accuracy of the estimates. Summed amounts may not add due to rounding.
3.	Mineral Reserve estimates were prepared in accordance with the CIM Standards, and the CIM Guidelines, using geostatistical and/or classical methods, plus economic and mining parameters appropriate for the deposit. Mineral Reserves are based on a long-term copper price of US$2.75 per lb, and a USD:BRL foreign exchange rate of 4.27, except for the C12 (Surubim District) and Suçuarana (Pilar District) open pit mines, whose design was not changed since 2019, and continued to assume a 3.70 USD:BRL foreign exchange rate. Mineral Reserves are the economic portion of the Measured and Indicated Mineral Resources. Mining dilution and recovery factors vary for specific Mineral Reserve sources and are influenced by factors such as deposit type, deposit shape, stope orientation and selected mining method. Inferred resource blocks, where unavoidably mined, were assigned zero grade. Dilution occurring from Measured & Indicated resource blocks was assigned grade based upon the Mineral Resource grade of the blocks included in the dilution envelope. Please see “Technical and Scientific Information” in the MCSA Mining Complex Technical Report for additional information on the stated Mineral Reserves.

A summary of the Mineral Reserve estimate parameters is provided below:

Table 1-4: Mineral Reserve Estimate Parameters

Mining Costs (US$/tonne ore mined)
Pilar UG Mine	$23.52
Vermelhos UG Mine	$21.95
C12 UG Mine	$18.66
Surubim OP Mine	$2.65
Suçuarana & C12 OP Mine	$3.06
N8/N9 & Siriema OP Mines	$2.17

Transportation Costs (US$/tonne to mill)
Pilar Mine	(none )
Vermelhos Mine	$10.96
Surubim OP Mine	$5.48
C12 OP/UG Mine	$5.98
Suçuarana mine	$3.54

Processing Costs (US$/tonne milled)
Pilar & Vermelhos Mines	$7.41
Suçuarana & C12 OP/UG Mine	$7.90
Surubim, Siriema & N8/N9 OP Mines	$4.12

Metallurgical Recovery (average)
Pilar UG Mine	90.39%
Vermelhos UG Mine	91.49%
N8/N9, Siriema, Suçuarana & C12 OP/UG Mines	89.0%
Surubim OP Mine	85.0%

LME Copper Price (US$/lb)	$2.75
Net Smelter Return	94.53%
Transport & Sales Costs (US$/tonne copper)	$82.15
CFEM Royalty (after tax)	1.58%
Foreign Exchange Rate (USD:BRL)	4.27

Reserve Parameters Note

All road-maintenance costs associated with the Curaçá Valley haul road have been allocated to Vermelhos. Calculated differences between open pit mining and processing costs are a result of additional incurred costs related to contract mining vs. employee operated and allocation of mining and processing administrative / fixed costs between mines. Metallurgical recoveries vary by area as outlined. G&A costs of US$4.16 per tonne were applied to the current operating underground mining operations of Pilar and Vermelhos. USD:BRL foreign exchange rate of 4.27 applied to all mines, except Suçuarana and C12 OP/UG mines, as the mine designs did not change from 2019, thus remain based on a USD:BRL foreign exchange rate of 3.70.

Other modifying factors considered in the determination of the Mineral Reserve estimate include:

•	10% dilution has been applied to all mines, with the exception of the Pilar UG Mine which varies with stope height. For planned stopes within the Pilar UG Mine with a height above 35 meters, dilution of 15% has been applied, while for planned stopes with a height of 26 meters, dilution of 7% has been applied.

•	Maximum bench height of 15 meters for open pit mines. Maximum underground stope dimensions based on geotechnical assessments from previous studies and past operating experience within each mining area, combined with evaluation of induced stresses and the Rock Mass Rating.

•	The Vertical Retreat Mining method with cemented paste fill was selected for the Pilar UG Mine, where the method is currently in use. For the Vermelhos UG Mine, Sublevel with cemented rockfill is the mining method currently in use on consideration of the dip, plunge and thickness of the ore-bodies, the rock quality designation and overall competence of the host rock.

•	Mining recovery of 100% has been applied for open pit mines. The Pilar UG Mine and Vermelhos UG Mine assume 96% and 95% mine recovery, respectively.

•	Within designed stopes, all contained material was assumed to be mined with no selectivity. Inferred Mineral Resources, where unavoidably included within a defined mining shape, have been included in the Mineral Reserves estimate at zero grade. Mining dilution resulting from Measured and Indicated blocks was assigned the grade of those blocks captured in the dilution envelope using the estimated grade within the blocks of the dilution and development model.

Additionally, GE21 and BNA presents the following accompanying comments to the Mineral Resource and Mineral Reserve estimate:

•	MCSA holds the surface rights required to support the mine operations considered in the Mineral Reserve estimate. Future development beyond the stated Mineral Reserves of these areas may require additional acquisition of surface rights.

•	As of the date of the MCSA Mining Complex Technical Report, MCSA possesses the requisite permits to allow for current mining and processing operations from its core assets of the Pilar UG Mine and Vermelhos UG Mine and is in the process of obtaining mining permits for future production areas commensurate with the envisioned production timelines of those areas as outlined in the LOM plan. Based upon the long operating history of MCSA, the well-established timelines and procedures to obtain such permits, it is the opinion of the QPs that permitting of future production areas within the envisioned timelines does not pose a material risk for the development of the stated Mineral Reserves.

•	Overall, GE21 considers that the components of the Mineral Reserve estimate (including but not limited to geology, mining, processing, infrastructure, logistics, market, environmental and social considerations) have been conducted at a feasibility level of study and in accordance with NI 43-101.

It is the opinion of the QPs that there are no known mining, metallurgical, infrastructure, permitting, legal, political, environmental, title, taxation, socio-economic, marketing or other relevant factors that could materially affect the potential development of the stated Mineral Reserves.

1.7	Recovery Methods

The Caraíba Mill has been producing copper concentrate since commissioning in 1979 and has benefited from improvement projects over the years, including most recently those undertaken by Ero Copper. The mill has been designed to process ore from both the Pilar UG Mine, via a production shaft supported by two primary underground jaw crushers as well as ore from throughout the Curaçá Valley (including within the Vermelhos and Surubim Districts) via a primary cone crusher located on surface. The concentrator is operated 24 hours per day, 7 days per week with monthly scheduled downtime for routine maintenance. In its current configuration, the plant is capable of processing a nominal 3.2 million tonnes of copper ore per annum assuming 91% availability. Pursuant to the current LOM plan, the milling capacity of the Caraíba Mill will be increased to 4.2 million tonnes per annum (“Mtpa”) through integration of the Company’s high intensity grinding mill (“HIG Mill”) that was successfully installed during the third quarter of 2020, and a to-be-installed high pressure grinding roll. In support of the LOM production plan, the Company will integrate ore sorting technology into the future open pit operations of the Vermelhos District.

Through the end of 2019, the Caraíba Mill has produced over 3.0 million tonnes of concentrate containing over 1.0 million tonnes of copper. The Caraíba Mill operating results from 2011 to 2019, and from January to September 30th of 2020 are provided below in Table 1-5 and Table 1-6, respectively.

Table 1-5: Caraíba Mill Processing Results, 2011 to 2019

	Caraíba Mill Feed		Copper Production
Year	Tonnes	Grade (% Cu)	Tonnes	Recovery (%)
2011	2,749,812	1.09	25,096	83.7
2012	2,717,980	1.07	24,827	85.4
2013	2,940,566	0.91	22,494	84.3
2014	3,014,269	1.01	25,717	84.7
2015	2,836,528	1.11	27,046	86.0
2016	826,759	0.71	4,895	83.5
2017	1,771,209	1.31	20,133	86.8
2018	2,257,917	1.56	30,426	86.3
2019	2,424,592	1.93	42,318	90.5

Table 1-6: January 2020 to September 30, 2020 Processing Results

	Caraíba Mill Feed		Copper Production
Year	Tonnes	Grade (%Cu)	Tonnes	Recovery (%)
2020 (Jan-Sep)	1,788,178	2.03	32,796	90.2

The table below shows the production plan for the Caraíba Mill as outlined for the current Mineral Reserve estimate and LOM production plan. Production has been adjusted from mined totals, where appropriate, for forecast stockpiles and in-process inventories, as well as the integration of ore-sorting. Metallurgical recoveries, including the impacts of ore sorting on the open pit mines of the Vermelhos District are discussed in greater detail in Chapter 13 – Mineral Processing and Metallurgical Testing and Chapter 17 – Recovery Methods of the MCSA Mining Complex Technical Report.

Table 1-7: LOM production plan

	Q4 2020*	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033
Underground Operations
Pilar UG Mine, Ex-Deepening
Tonnes Mined (000s)	233	945	1,146	1,232	1,010	644	749	1,100	778	851	875	-	-	-
Grade Mined (% Cu)	1.24%	1.09%	1.12%	1.26%	1.14%	1.06%	1.09%	0.94%	1.05%	0.97%	0.98%	-	-	-
Pilar UG Mine, Deepening (below -965)
Tonnes Mined (000s)	-	-	6	184	650	979	1,007	939	946	555	244	397	664	757
Grade Mined (% Cu)	-	-	0.61%	0.98%	1.46%	1.29%	1.54%	1.47%	1.75%	2.11%	1.48%	1.85%	1.98%	2.42%
Pilar UG Mine, Deepening (above -965)
Tonnes Mined (000s)	131	556	540	680	564	693	575	9	194	55	-	-	-	-
Grade Mined (% Cu)	2.17%	2.03%	2.17%	1.27%	1.75%	1.53%	1.07%	0.93%	0.83%	0.74%	-	-	-	-
Vermelhos UG Mine
Tonnes Mined (000s)	184	839	851	882	813	876	700	-	-	-	-	-	-	-
Grade Mined (% Cu)	2.42%	2.48%	2.17%	1.88%	1.38%	1.35%	1.03%	-	-	-	-	-	-	-
Surubim UG Mine
Tonnes Mined (000s)	-	-	-	-	-	-	-	8	184	206	630	-	-	-
Grade Mined (% Cu)	-	-	-	-	-	-	-	0.83%	0.98%	0.99%	0.95%	-	-	-
Open Pit Operations
Vermelhos District, Open Pit (ex-Ore Sorting)
Tonnes Mined (000s)	-	-	390	-	-	-	-	-	-	-	-	-	-	-
Grade Mined (% Cu)	-	-	0.54%	-	-	-	-	-	-	-	-	-	-	-
Surubim District, Open Pit
Tonnes Mined (000s)	-	240	353	522	627	428	418	314	-	-	-	-	-	-
Grade Mined (% Cu)	-	0.63%	0.64%	0.65%	0.75%	0.89%	1.19%	0.89%	-	-	-	-	-	-
Ore Sorting Operations
Vermelhos District, Open Pit
Tonnes Crushed & Sorted (000s)	-	-	-	635	840	1,140	1,755	2,681	4,046	3,777	1,920	3,175	-	-
Grade Crushed & Sorted (% Cu)	-	-	-	0.62%	0.74%	0.55%	0.66%	0.74%	0.59%	0.52%	0.52%	0.36%	-	-
Sort Product, Vermelhos District
Sorted Tonnes to Mill (000s)	-	-	-	302	399	542	834	1,273	1,922	1,794	912	914	-	-
Sorted Grade to Mill (% Cu)	-	-	-	1.23%	1.47%	1.09%	1.31%	1.47%	1.17%	1.02%	1.03%	1.03%	-	-
Production Plan
Tonnes Mined & Processed (000s)	482	2,722	3,196	3,686	4,162	4,129	4,007	3,940	3,959	3,555	2,808	1,311	664	757
Grade Mined & Processed (% Cu)	2.07%	1.70%	1.46%	1.34%	1.29%	1.23%	1.26%	1.22%	1.27%	1.17%	1.04%	1.28%	1.98%	2.42%
Recoveries (%)	92.5%	92.8%	92.0%	91.5%	91.3%	91.1%	91.2%	91.0%	91.2%	90.8%	90.2%	91.3%	93.5%	94.5%
Copper in Concentrate (000 tonnes)	9.2	43.0	42.9	45.1	48.9	46.3	46.2	43.9	46.0	37.8	26.3	15.3	12.3	17.3

*Q4 2020 outlines the Mineral Reserve schedule for the three months from the Effective Date to December 31, 2020. All figures have been rounded to reflect the accuracy of the estimates. Summed amounts may not add due to rounding. LOM plan totals are based on Mineral Reserves and does not include the Deepening Inferred Project, which is addressed separately in Chapter 24 of the MCSA Mining Complex Technical Report. The Deepening Inferred Project is preliminary in nature and based on the Inferred Mineral Resources of the Deepening Extension Zone which are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the Deepening Inferred Project will be realized. Mineral Resources that are not Mineral Reserves do not have a demonstrated economic viability.

1.8	Infrastructure

The MCSA Mining Complex infrastructure includes fully integrated mining and processing operations located within the Curaçá Valley. All supporting infrastructure required for mining operations are currently in place. The current mining operations include the Pilar UG Mine and Vermelhos UG Mine. Primary components of installed infrastructure comprising the MCSA Mining Complex, outside of the individual mining operations, include:

•	Caraíba Mill processing plant with current installed capacity of approximately 9,600 t/d;

•	access to water via an MCSA owned, operated and maintained 86km permanent steel pipeline, 80cm in diameter, from the São Francisco River;

•	water treatment plant;

•	metallurgical laboratory;

•	main substation and transformers, each configured with 60 MVA / 230 kV / 13.8 kV;

•	power lines supplied by Companhia Hidroelétrica do São Francisco (CHESF), a Brazilian State-owned power company;

•	ancillary surface buildings including maintenance, security and administration; and

•	inactive SX/EW Plant.

1.9	Environment

The current permitting status for the active operations of the MCSA Mining Complex can be summarized in the following table:

Table 1-8: Summary of Primary Operational Permits

Permit Period
Mine/Project	License Scope	Project Phase	License Phase	Start	Expiry	Status
Caraíba Mine	Mining Operations	Operational	Renewal	April 6, 2017	April 6, 2020	Valid (1)
Caraíba Mine	Chemical Products	Operational	Renewal	October 23, 2020	October 22, 2021	Valid
Caraíba Mine	Fuel Station	Operational	Renewal	May 6, 2020	May 6, 2023	Valid
Surubim OP Mine	Mining Operations	Operational	New	September 6, 2017	September 6, 2019	Valid (1)
Surubim OP Mine	Fuel Station	Operational	Renewal	May 18, 2018	May 18, 2021	Valid
Vermelhos UG Mine	Mining Operations	Operational	New	October 10, 2018	October 10, 2020	Valid (1)
Vermelhos UG Mine	Fuel Station	Operational	New	May 14, 2018	May 14, 2021	Valid

(1)	The Operation Licenses for the Pilar, Surubim, and Vermelhos Mines are valid and in compliance with the applicable legislation, specifically the State Decree 15,682/2014 that regulates environmental permitting in the Bahia State.

MCSA maintains an excellent relationship with the communities throughout the Curaçá Valley, having held regular meetings and consultation sessions with local stakeholders routinely for over 40 years. In support of this relationship, MCSA undertakes several key initiatives annually focused on sustainable community development ensuring the social license to operate.

1.10	Capital and Operating Costs

Capital and operating costs are shown for the period from October 2020 to December 2033. It is expected that a combination of resource conversion and delineation of new mineralization within the Curaçá Valley will continue to augment the production profile, subject to satisfactory exploration results, technical, economic, legal and environmental conditions.

Total capital costs are estimated at R$2,767 million and are summarized in the table below. All costs are shown in BRL, unless otherwise noted.

Table 1-9: MCSA Mining Complex – Total Capital Expenditures

	Q4 2020 (1)	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033
Capital Costs (R$ 000s)
Deepening below -965	2,314	108,418	171,209	204,433	206,038	78,018	89,588	49,945	25,767	15,786	53	-	-	-
Pilar District (ex-Deepening below -965)	96,974	229,703	166,004	161,739	104,204	79,010	59,365	44,903	15,003	14,171	16,418	6,647	-	-
Vermelhos Underground	9,185	44,315	50,288	39,876	40,720	14,038	395	595	495	495	495	395	-	-
Vermelhos Open Pit	2,650	29,819	69,234	33,241	57,029	22,945	64,748	66,348	356	-	7,504	-	-	-
Surubim Underground	-	-		-	-	-	-	8,180	13,180	12,120	3,290	-	-	-
Surubim Open Pit	3,306	52,215	54,201	52,322	46,072	4,876	10,916	4,194	331	338	345	353	-	-
Total Capital Costs (R$ 000s)	114,429	464,470	510,935	491,611	454,062	198,886	225,012	174,166	55,132	42,910	28,105	7,395	-	-

(1)	2020 based on the 3 months from the Effective Date to December 31, 2020

An operating cost forecast model was generated utilizing MCSA’s extensive historical cost data and consumption coefficients. Mine and plant activities are subdivided and adjusted selectively, reflecting the impact of producing from different areas and changes in the infrastructure going forward. A fixed and variable component was included in all estimations, allowing the costs to reflect the production rate of each year. Operating costs are summarized in the table below.

Table 1-10: MCSA Mining Complex - Operating Costs

	Q4 2020 (1)	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033
Operating Cost Summary (R$/tonne)
Pilar UG*	100.12	102.56	105.32	100.68	95.44	91.79	90.34	94.65	93.34	96.99	101.76	175.16	129.96	118.60
Vermelhos Underground*	162.39	151.59	145.58	146.94	152.70	148.69	147.75	-	-	-	-	-	-	-
Vermelhos Open Pit*	-	-	12.32	11.69	12.80	9.87	11.84	12.37	13.72	15.95	13.96	32.84	-	-
Surubim Underground*	-	-	-	-	-	-	-	284.58	113.67	108.40	70.27	-	-	-
Surubim Open Pit*	-	18.26	14.86	14.95	16.01	27.95	35.22	11.17	-	-	-	-	-	-
Plant**	46.85	35.92	33.65	32.02	30.57	31.05	31.09	31.32	30.85	32.39	34.86	47.01	83.52	85.19
Operational Support**	32.11	24.65	19.84	17.45	15.78	15.75	16.15	15.04	13.99	13.73	14.44	24.89	44.51	39.49
G&A**	50.78	34.02	28.98	25.12	22.25	22.43	23.11	23.50	23.39	26.05	32.98	47.09	69.74	65.49

* R$/tonne mined (ore + opex waste)
** R$/tonne processed

(1)         2020 based on the 3 months from the Effective Date to December 31, 2020

Table 1-11: MCSA Mining Complex – C1 Cash Costs

	Q4 2020 (1)	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033
Operating Costs (R$000s)
Mining Costs (incl. transport and sorting)	67,830	299,064	369,784	413,498	448,932	543,247	493,964	404,625	415,249	330,385	254,303	158,982	86,495	89,983
Processing	22,558	97,774	107,541	117,623	127,424	126,737	124,240	122,857	123,246	114,924	99,558	68,765	55,454	57,370
Operational Support	15,459	67,107	63,409	64,238	65,731	64,728	64,672	59,096	55,699	48,760	40,896	33,565	29,505	28,952
less: Precious Metal Credits	(18,531)	(70,776)	(72,701)	(76,323)	(82,851)	(78,467)	(78,223)	(74,297)	(77,850)	(64,079)	(44,609)	(25,982)	(20,498)	(28,944)
plus: TC/RCs, Net of Tax	(6,223)	(6,834)	(41,893)	(48,268)	(50,641)	(48,164)	(48,992)	(44,973)	(49,791)	(39,351)	(28,557)	(18,049)	(13,511)	(17,723)
C1 Cash Costs Basis (R$ 000s)	81,093	386,336	426,141	470,767	508,594	608,082	555,662	467,308	466,553	390,639	321,592	217,282	137,444	129,638
C1 Cash Costs (US$/lb)	$0.80	$0.81	$0.90	$0.95	$0.94	$1.19	$1.09	$0.97	$0.92	$0.94	$1.11	$1.28	$1.02	$0.68

(1)           2020 based on the 3 months from the Effective Date to December 31, 2020

1.11       Economic Analysis

An economic analysis was prepared considering production, capital and operating expenditures for all of the assets comprising the current Mineral Reserves of the Curaçá Valley, including both core and non-core assets. For additional detail regarding core and non-core assets as well as associated production, capital and operating expenditures by asset, please refer to Chapter 21 of the MCSA Mining Complex Technical Report. The economic analysis used the following primary assumptions:

•	The economic analysis considers commencing on the month of the Effective Date and does not include actual performance achieved through September 31, 2020.
•	The economic analysis of MCSA’s Vale do Curaçá mineral assets is based solely on Mineral Reserves and does not include Measured and Indicated Mineral Resources, which are not part of the Mineral Reserve estimate.
•	Total ore processed of 39.4 million tonnes at an average feed grade of 1.33% copper.
•	Total sales of 480,802 tonnes of contained copper in concentrate.
•	Metal prices of US$3.00 per lb. copper from 2020 through 2033.
•	USD:BRL exchange rate of 5.00 in years 2020 through 2033.

The Vale do Curaçá mineral assets comprising the MCSA Mining Complex produce an undiscounted after-tax cash flow of R$5.2 billion, or US$1.0 billion.

The after-tax Net Present Value (“NPV”) at an 8% discount rate is US$663.7 million. Average C1 cash costs over the production forecast period are estimated to be US$0.97 per lb of copper produced. C1 cash costs per lb of copper produced is a non-IFRS measure. Please refer to Chapter 22.6 of the MCSA Mining Complex Technical Report for additional detail regarding non-IFRS measures.

After-tax sensitivity analyses were prepared considering changes in copper price, foreign exchange, capital costs and operating costs. The analysis shows that the MCSA Mining Complex is most sensitive to copper price and exchange rates.

Table 1-12: After-tax Cash Flow Summary, MCSA Mining Complex

Assumptions		2020 [1]	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033
Exchange Rate	R$/US$	5.00	5.00	5.00	5.00	5.00	5.00	5.00	5.00	5.00	5.00	5.00	5.00	5.00	5.00
Copper Price	US$/tonne	6,614	6,614	6,614	6,614	6,614	6,614	6,614	6,614	6,614	6,614	6,614	6,614	6,614	6,614
Copper Price	US$/lb	3.00	3.00	3.00	3.00	3.00	3.00	3.00	3.00	3.00	3.00	3.00	3.00	3.00	3.00
Production
Ore Processed	tonnes	481,500	2,722,259	3,195,865	3,685,914	4,162,318	4,128,927	4,007,498	3,940,287	3,959,190	3,554,640	2,807,691	1,310,943	663,931	757,090
Copper Grade Processed	%	2.07	1.70	1.46	1.34	1.29	1.23	1.26	1.22	1.27	1.17	1.04	1.28	1.98	2.42
Metallurgical Recovery	%	92.5	92.8	92.0	91.5	91.3	91.1	91.2	91.0	91.2	90.8	90.2	91.3	93.5	94.5
Copper Contained	tonnes	9,234	43,032	42,940	45,080	48,936	46,346	46,202	43,883	45,982	37,848	26,348	15,346	12,283	17,343
Copper Contained	lbs	20,358,107	94,868,533	94,667,248	99,383,625	107,884,558	102,175,902	101,857,551	96,745,835	101,372,188	83,439,963	58,087,148	33,832,134	27,078,774	38,235,472
Capex
Total Capex	000 R$	114,429	464,470	510,935	491,611	454,062	198,886	225,012	174,166	55,132	42,910	28,105	7,395	-	-
Operating Costs
Mining Costs (incl. transport and sorting)	000 R$	67,830	299,064	369,784	413,498	448,932	543,247	493,964	404,625	415,249	330,385	254,303	158,982	86,495	89,983
General & Administrative	000 R$	24,451	92,606	92,606	92,606	92,606	92,606	92,606	92,606	92,606	92,606	92,606	61,737	46,303	46,303
Operational Support	000 R$	15,459	67,107	63,409	64,238	65,731	64,728	64,672	59,096	55,699	48,760	40,896	33,565	29,505	28,952
Processing	000 R$	22,558	97,774	107,541	117,623	127,424	126,737	124,240	122,857	123,246	114,924	99,558	68,765	55,454	57,370
Sub Total	000 R$	130,298	556,551	633,340	687,964	734,693	827,318	775,482	679,184	686,800	586,674	487,363	323,049	217,757	222,608
Depreciation/Exhaustion	000 R$	20,312	103,289	135,100	174,210	211,009	202,139	227,548	173,398	166,473	157,345	163,732	132,001	99,577	64,594
Total Costs	000 R$	150,610	659,840	768,440	862,174	945,702	1,029,457	1,003,030	852,582	853,273	744,020	651,095	455,050	317,334	287,203
Revenue
Copper Sales	tonnes	9,234	43,032	42,940	45,080	48,936	46,346	46,202	43,883	45,982	37,848	26,348	15,346	12,283	17,343
Gross Metal Revenue	000 R$	305,378	1,423,035	1,420,016	1,490,762	1,618,277	1,532,647	1,527,871	1,451,195	1,520,591	1,251,606	871,312	507,485	406,184	573,535
Total Net Metal Revenue	000 R$	317,825	1,393,131	1,405,441	1,479,757	1,604,549	1,519,813	1,516,204	1,440,293	1,508,256	1,243,658	868,006	506,617	402,016	568,294
Other Revenue [2]	000 R$	981	3,924	3,444	3,444	3,444	3,444	3,444	3,444	3,444	3,444	3,444	3,444	3,444	3,444
Total Net Revenue	000 R$	318,806	1,397,055	1,408,885	1,483,201	1,607,993	1,523,257	1,519,648	1,443,737	1,511,700	1,247,102	871,450	510,061	405,460	571,738
Revenue Invoiced with Taxes Added Back	000 R$	352,974	1,520,801	1,587,114	1,666,185	1,808,704	1,712,998	1,707,661	1,621,962	1,699,523	1,398,886	973,842	567,202	454,123	641,225
Cash Flow
Revenue Invoiced with Taxes Added Back	000 R$	352,974	1,520,801	1,587,114	1,666,185	1,808,704	1,712,998	1,707,661	1,621,962	1,699,523	1,398,886	973,842	567,202	454,123	641,225
Opex (ex-Depreciation & Exhaustion)	000 R$	(130,298)	(556,551)	(633,340)	(687,964)	(734,693)	(827,318)	(775,482)	(679,184)	(686,800)	(586,674)	(487,363)	(323,049)	(217,757)	(222,608)
Less Capitalized Development 3	000 R$	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Income & Social Contribution Taxes	000 R$	(30,933)	(145,288)	(146,982)	(157,834)	(173,416)	(153,818)	(161,588)	(163,141)	(186,304)	(157,278)	(101,334)	(55,120)	(39,547)	(74,284)
Other Taxes & Credits	000 R$	19,976	47,229	(6,932)	(5,644)	(1,883)	-	-	-	-	-	-	-	-	-
Employee Profit Sharing & Bonuses	000 R$	-	(23,927)	(35,820)	(35,820)	(35,820)	(35,820)	(35,820)	(35,820)	(35,820)	(35,820)	(35,820)	(35,820)	(35,820)	(35,820)
Operating Cash Flow	000 R$	211,720	842,264	764,040	778,923	862,893	696,042	734,770	743,817	790,600	619,114	349,325	153,213	160,999	308,513
CAPEX	000 R$	(114,429)	(464,470)	(510,935)	(491,611)	(454,062)	(198,886)	(225,012)	(174,166)	(55,132)	(42,910)	(28,105)	(7,395)	-	-
Free Cash Flow	000 R$	97,291	377,795	253,105	287,312	408,830	497,156	509,758	569,651	735,468	576,204	321,220	145,818	160,999	308,513
Accumulated Free Cash Flow	000 R$	97,291	475,086	728,190	1,015,502	1,424,333	1,921,488	2,431,246	3,000,898	3,736,366	4,312,570	4,633,790	4,779,607	4,940,606	5,249,119
Free Cash Flow	000 US$	19,458	75,559	50,621	57,462	81,766	99,431	101,952	113,930	147,094	115,241	64,244	29,164	32,200	61,703
Accumulated Free Cash Flow	000 US$	19,458	95,017	145,638	203,100	284,867	384,298	486,249	600,180	747,273	862,514	926,758	955,921	988,121	1,049,824
EBITDA	000 R$	188,508	840,504	775,544	795,237	873,300	695,939	744,166	764,554	824,901	660,428	384,087	187,012	187,702	349,129
EBITDA	000 US$	37,702	168,101	155,109	159,047	174,660	139,188	148,833	152,911	164,980	132,086	76,817	37,402	37,540	69,826
Discount Rate	%pa	8%
Results
After-Tax NPV8	000 US$	663,663
IRR	%pa	n/a
Simple Payback	years	n/a

(1)        2020 based on the 3 months from the Effective Date to December 31, 2020

(2)        Other Revenue includes recovery of water pipeline operating costs and scrap sales

EBITDA is a non-IFRS measure. Please see Chapter 22.6 of the MCSA Mining Complex Technical Report for additional detail regarding non-IFRS measures used by the Company.

1.12       Deepening Inferred Project, Preliminary Economic Analysis

The Deepening Inferred Project is based upon an ongoing exploration campaign in the Pilar UG Mine below level -965 which, as at the Effective Date, had identified a significant portion of Inferred Mineral Resources within the Deepening Extension Zone. Given the intrinsic synergies associated with the Deepening Extension Project, MCSA commissioned NCL Ingeniería y Construcción SpA. (“NCL”) to undertake engineering and trade-off studies for the development of the Deepening Inferred Project.

The Deepening Inferred Project is preliminary in nature and based on the Inferred Mineral Resources of the Deepening Extension Zone which are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the Deepening Inferred Project will be realized. Mineral Resources that are not Mineral Reserves do not have a demonstrated economic viability. The Company has commenced a program to continue infill drilling of the Inferred resource to further upgrade this material; however, until this work is completed and the Inferred resources have been upgraded to reserves, there is no certainty this material will be converted into Mineral Reserves.

The primary objective of the Deepening Inferred Project is to evaluate the potential to utilize the planned infrastructure to mine and process the Inferred Mineral Resources within the in the Pilar UG Mine’s Deepening Extension Zone, as well as evaluate the potential for the integration of required development in support of the Deepening Inferred Project. Inferred Mineral Resources of the Pilar UG Mine, Deepening Extension Zone are detailed below. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

The Deepening Inferred Project envisions application of the same mining and recovery methods as the Deepening Extension Project as more fully described in Chapters 13, 15 and 16 of the MCSA Mining Complex Technical Report. Accordingly, the same mining, recovery and dilution modifying factors have been applied to the Deepening Inferred Project. Specifically, these modifying factors include: mining recovery of 96% and dilution that varies with stope height. For planned stopes with a height above 35m, dilution of 15% has been applied, while for planned stopes with a height of 26m, dilution of 7% has been applied.

The assumed available material and contained copper based on these parameters, after application of stated mining factors, is shown in Table 1-13. Modified Inferred Mineral Resources are not Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have a demonstrated economic viability.

Table 1-13: Modified Inferred Mineral Resources in the Pilar UG Mine Below Level -965

	Deepening Extension Zone, Inferred Resources	Deepening Inferred Project, Captured Inferred Resource
Tonnes (000s)	4,476	4,203
Grade (% Cu)	2.12	2.01
Contained Cu (000 tonnes)	94.8	84.5

    Deepening Inferred Project Notes:

1.	Mineral Resource effective date of August 8, 2020. All figures have been rounded to the relative accuracy of the estimates. Summed amounts may not add due to rounding. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
2.	The Inferred Mineral Resources (undiluted) outlined in this table are further detailed in Chapter 14 – Mineral Resource Estimates, of the MCSA Mining Complex Technical Report. Mineral Resources of the Pilar Mine are based on copper prices of US$2.90 per pound, net smelter return of 94.53%, average metallurgical recoveries of 90.7%, processing costs of US$5.65 per tonne (run of mine) and mining costs of US$17.30 per tonne.
3.	Mineral Resources have been constrained within newly developed 3D lithology models applying a 0.45% and 0.20% copper grade envelope for high and marginal grade, respectively. Within these envelopes, Mineral Resources for underground deposits were constrained using varying stope dimensions of up to 20m by 10m by 35m applying a 0.51% copper cut-off grade, as well as a 0.32% copper marginal cut-off grade. Mineral Resources have been estimated using ordinary kriging inside 5m by 5m by 5m block sizes. The Mineral Resource estimates were prepared in accordance with the CIM Standards, and the CIM Guidelines, using geostatistical and/or classical methods, plus economic and mining parameters appropriate to the deposit. Please refer to Chapter 14 – Mineral Resource Estimates of the MCSA Mining Complex Technical Report for additional details.

Mining operations were assumed to be the same as for the Deepening Inferred Project, using a combination of transverse stoping and longitudinal stoping mining method. Dilution was set to 1.0m, comprised of 0.5m for the hanging wall, 0.5m for the footwall and a maximum waste percentage of 75%.

Extraction of mined material from the Deepening Inferred Project required the addition of two new panels below the -1381 Level, as the production panels and supporting infrastructure to be built from level -1069 to -1381 are shared by the Deepening Extension Project. The primary ramp continues at depth beyond the Deepening Extension Project and is designed to follow the mineralization to the north. The bottom of the new external hoisting shaft that will be built in support of the Deepening Extension Project will be completed to the -1075 Level. Two new panels with 4 production levels each are designed below -1381 Level in support of the Deepening Inferred Project.

The mine ventilation system for the deeper panels of the mine in support of the Deepening Inferred Project will utilize the existing mine ramp and internal ventilation raises connecting the production levels. This infrastructure, including cooling requirements, will be shared with the Deepening Extension Project, as more fully described in Chapter 18 of the MCSA Mining Complex Technical Report.

The same assumptions for development rates and production schedules were incorporated into the mine design for the Deepening Inferred Project as were used for the Mineral Reserves incorporated into the Deepening Extension Project.

The Deepening Inferred Project is expected to utilize the same infrastructure that will be built in support of the Deepening Extension Project, including a new external shaft as described in Chapter 18. Over the Deepening Inferred Project life, approximately 4.2 million tonnes grading 2.01% copper are expected to be mined, producing a total of approximately 78,900 tonnes of copper after average metallurgical recoveries of 93.2%. First development from the Deepening Inferred Project is expected in 2023 and first mined ore is expected after the completion of the new external shaft and associated development in support of the Deepening Extension Project of the Pilar UG Mine.

Table 1-14: Deepening Inferred Project Production Schedule

	Q4 2020*	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	Total
Production Plan
Ore Mined & Processed (kt)	-	-	-	19	40	71	193	260	254	645	956	803	536	426	4,203
Grade Mined & Processed (% Cu)	-	-	-	0.62%	0.77%	1.30%	1.20%	1.68%	1.66%	1.90%	2.59%	2.30%	1.61%	1.94%	2.01%
Recoveries (%)	-	-	-	85.6%	87.8%	91.3%	90.9%	92.4%	92.4%	92.9%	93.8%	93.9%	92.3%	93.3%	93.2%
Copper in Concentrate (kt)	0.0	0.0	0.0	0.1	0.3	0.8	2.1	4.0	3.9	11.4	23.2	17.4	8.0	7.7	78.9

The production detailed in the production schedule for the Deepening Inferred Project contains only Inferred Mineral Resources. Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that value from such Inferred Mineral Resources will be realized either in whole or in part. Mining of the Inferred Mineral Resource within the Pilar UG Mine’s Deepening Extension Zone, as envisioned, reflects a continuation of mining of the Deepening Extension Project.

1.12.1        Operating and Capital Costs, Deepening Inferred Project

As there is no certainty that the Deepening Inferred Project will be realized due to the nature of the preliminary economic assessment, fixed processing costs and the majority of operational support costs, other than variable operational support costs associated with concentrate transport for the Deepening Inferred Project, have been allocated to the LOM production plan.

Mining costs for the Deepening Inferred Project were estimated using first principles and are based on the assumed costs of the Deepening Extension Project, and are shown below.

Table 1-15: Operating Costs, Deepening Inferred Project

	Q4 2020*	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033
Operating Costs (R$ 000s)
Mining Costs	-	-	-	650	3,226	6,709	15,602	24,456	27,593	62,295	66,358	52,316	34,314	25,890
Processing	-	-	-	398	830	1,462	3,960	5,342	5,216	13,275	19,665	16,515	11,027	8,767
Operational Support	-	-	-	40	106	327	811	1,562	1,505	4,420	8,994	6,727	3,080	2,980
less: Precious Metal Credits	-	-	-	(174)	(464)	(1,431)	(3,546)	(6,828)	(6,580)	(19,320)	(39,315)	(29,406)	(13,270)	(12,838)
plus: TC/RCs, Net of Tax	-	-	-	(110)	(284)	(878)	(2,221)	(4,133)	(4,208)	(11,864)	(25,168)	(20,427)	(8,747)	(7,861)
Cash Costs Basis (R$ 000s)	-	-	-	805	3,414	6,189	14,606	20,399	23,526	48,806	30,534	25,726	26,403	16,937
Cash Costs (US$/lb)	-	-	-	$0.71	$1.13	$0.66	$0.63	$0.46	$0.55	$0.39	$0.12	$0.13	$0.30	$0.20

As a result of shared infrastructure and associated synergies with the Deepening Extension Project as reflected in LOM production plan, total capital costs for the Deepening Inferred Project, comprised of only equipment and development, are expected to total R$139.1 million over the production schedule, as detailed below.

Table 1-16: Capital Costs, Deepening Inferred Project

	Q4 2020*	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	Total
Capital Costs (R$ 000s)
Deepening below -965
Equipment	-	-	-		-	-	-	-18,678	13,392		-20,146	-	-	-	52,216
Ventilation and Cooling	-	-	-		-	-	-	-	-	-	-	-	-	-	-
Development	-	-	-	1,010	5,486	4,571	5,761	14,960	32,820	22,165	105	-	-	-	86,878
Shaft	-	-	-		-	-	-	-	-	-	-	-	-	-	-
Infrastructure	-	-	-		-	-	-	-	-	-	-	-	-	-	-
Total Capital Costs (R$ 000s)	-	-	-	1,010	5,486	4,571	5,761	33,638	46,212	22,165	20,251	-	-	-	139,095

The economic analysis for the Deepening Inferred Project has been prepared by Ero Copper and MCSA with inputs from NCL and under the supervision of BNA and GE21. MCSA provided the mining and processing cost estimates, and NCL provided capital cost estimates. The estimates were reviewed by the authors of the MCSA Mining Complex Technical Report who have found the estimation procedures and outcomes to be in-line with industry best practice and well correlated to the performance of the existing operations.

1.12.2	Financial Analysis, Deepening Inferred Project

Table 1-17: After-tax Cash Flow Summary – Deepening Inferred Project

Assumptions		2020 [1]	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033
Exchange Rate	R$/US$	5.00	5.00	5.00	5.00	5.00	5.00	5.00	5.00	5.00	5.00	5.00	5.00	5.00	5.00
Copper Price	US$/tonne	6,614	6,614	6,614	6,614	6,614	6,614	6,614	6,614	6,614	6,614	6,614	6,614	6,614	6,614
Copper Price	US$/lb	3.00	3.00	3.00	3.00	3.00	3.00	3.00	3.00	3.00	3.00	3.00	3.00	3.00	3.00

Production
Ore Processed	tonnes	-	-	-	19,363	40,351	71,075	192,504	259,715	253,578	645,362	955,989	802,886	536,069	426,184
Copper Grade Processed	%	-	-	-	0.62	0.77	1.30	1.20	1.68	1.66	1.90	2.59	2.30	1.61	1.94
Metallurgical Recovery	%	-	-	-	85.6	87.8	91.3	90.9	92.4	92.4	92.9	93.8	93.9	92.3	93.3
Copper Contained	tonnes	-	-	-	103	274	845	2,095	4,033	3,886	11,411	23,221	17,368	7,952	7,693
Copper Contained	lbs	-	-	-	226,138	604,398	1,863,095	4,617,751	8,891,550	8,567,959	25,156,847	51,194,201	38,290,626	17,530,410	16,959,400

Capex
Total Capex	000 R$	-	-	-	1,010	5,486	4,571	5,761	33,638	46,212	22,165	20,251	-	-	-

Operating Costs
Mining Costs (incl. transport and sorting)	000 R$	-	-	-	650	3,226	6,709	15,602	24,456	27,593	62,295	66,358	52,316	34,314	25,890
Operational Support	000 R$	-	-	-	40	106	327	811	1,562	1,505	4,420	8,994	6,727	3,080	2,980
Processing	000 R$	-	-	-	398	830	1,462	3,960	5,342	5,216	13,275	19,665	16,515	11,027	8,767
Sub Total	000 R$	-	-	-	1,088	4,162	8,499	20,373	31,361	34,315	79,990	95,017	75,559	48,420	37,636
Depreciation/Exhaustion	000 R$	-	-	-	8,757	10,607	10,161	11,438	8,716	8,368	7,909	8,230	6,635	5,005	3,247
Total Costs	000 R$	-	-	-	9,845	14,769	18,659	31,812	40,077	42,683	87,899	103,247	82,194	53,426	40,883

Revenue
Copper Sales	tonnes	-	-	-	103	274	845	2,095	4,033	3,886	11,411	23,221	17,368	7,952	7,693
Gross Metal Revenue	000 R$	-	-	-	3,392	9,066	27,947	69,268	133,376	128,522	377,360	767,928	574,371	262,961	254,396
Total Net Metal Revenue	000 R$	-	-	-	3,367	8,989	27,713	68,739	132,374	127,479	374,964	765,015	573,389	260,263	252,071
Other Revenue [2]	000 R$	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total Net Revenue	000 R$	-	-	-	3,367	8,989	27,713	68,739	132,374	127,479	374,964	765,015	573,389	260,263	252,071
Revenue Invoiced with Taxes Added Back	000 R$	-	-	-	3,791	10,133	31,236	77,419	149,071	143,646	421,765	858,293	641,959	293,997	284,421

Cash Flow
Revenue Invoiced with Taxes Added Back	000 R$	-	-	-	3,791	10,133	31,236	77,419	149,071	143,646	421,765	858,293	641,959	293,997	284,421
Opex (ex-Depreciation & Exhaustion)	000 R$	-	-	-	(1,088)	(4,162)	(8,499)	(20,373)	(31,361)	(34,315)	(79,990)	(95,017)	(75,559)	(48,420)	(37,636)
Less Capitalized Development [3]	000 R$	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Effective Tax Rate	%	8.8	9.6	9.3	9.5	9.6	9.0	9.5	10.1	11.0	11.2	10.4	9.7	8.7	11.6
Income & Social Contribution Taxes	000 R$	-	-	-	(359)	(972)	(2,805)	(7,326)	(14,994)	(15,747)	(47,419)	(89,310)	(62,385)	(25,602)	(32,949)
Other Taxes & Credits	000 R$	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Employee Profit Sharing & Bonuses	000 R$	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Operating Cash Flow	000 R$	-	-	-	2,344	4,999	19,932	49,719	102,716	93,584	294,356	673,966	504,015	219,974	213,835
CAPEX	000 R$	-	-	-	(1,010)	(5,486)	(4,571)	(5,761)	(33,638)	(46,212)	(22,165)	(20,251)	-	-	-
Free Cash Flow	000 R$	-	-	-	1,334	(487)	15,361	43,958	69,078	47,373	272,191	653,715	504,015	219,974	213,835
Accumulated Free Cash Flow	000 R$	-	-	-	1,334	847	16,208	60,166	129,244	176,616	448,808	1,102,522	1,606,537	1,826,511	2,040,346
Free Cash Flow	000 US$	-	-	-	267	(97)	3,072	8,792	13,816	9,475	54,438	130,743	100,803	43,995	42,767
Accumulated Free Cash Flow	000 US$	-	-	-	267	169	3,242	12,033	25,849	35,323	89,762	220,504	321,307	365,302	408,069
EBITDA	000 R$	-	-	-	2,279	4,827	19,214	48,365	101,013	93,165	294,974	669,998	497,831	211,843	214,435
EBITDA	000 US$	-	-	-	456	965	3,843	9,673	20,203	18,633	58,995	134,000	99,566	42,369	42,887

Discount Rate	%pa	8%
Results
After-Tax NPV8	000 US$	188,661
IRR	%pa	n/a
Simple Payback	years	n/a

(1)	2020 based on the 3 months from the Effective Date to December 31, 2020
(2)	Other Revenue includes recovery of water pipeline operating costs and scrap sales

1.13	Conclusions

1.13.1	Mineral Exploration and Geology

The geological descriptions, sampling procedures and density tests that were evaluated were found to be of acceptable quality and in accordance with industry best practices. Data was stored in a standardized database, which was found to be secure and auditable. The complexity of the mineralization controls and the quantity and phases of data in the Curaçá Valley merits the use of visualization and data integration tools that are more advanced than those which MCSA had at its disposal at the time of the MCSA Mining Complex Technical Report.

While GE21 believes that the current QA/QC program can guarantee the quality of the exploration data used in the resource estimates, GE21 suggests that a chain of custody program be implemented for good measure. GE21 supervised the process through which density was determined and concluded that it aligns with industry best practices.

1.13.2	QA/QC

GE21 performed the evaluation of the data generated after the last validation and concluded that the QA/QC procedures are being followed using the same standards. GE21 considered the standard QA/QC procedures to be in accordance with mining industry best practice and appropriate for use in the current Mineral Resource estimation.

It was observed tthroughout the 2020 review period by GE21, that the MCSA laboratory continues to display a tendency to underestimate the copper assay values when using certified reference material (“CRM”) ITAK 825; however, the results of the laboratory when using CRM ITAK 851, which features a similar copper grade range, demonstrate better reproducibility.

1.13.3	Geological Model

The procedure that was adopted to produce the 3D geological model (wireframes), consisting of generating triangulations between interpreted geological cross sections, was executed properly and in accordance with the opinions of GE21. Due to the plunge of the mineralized zone at the Pilar UG Mine towards the north and the east-west geological cross sections, a pattern of sub-vertical discontinuous lenses was created locally within the regions of lower drill hole density.

GE21 noted that, with respect to the integration and interpretation of geological data, limited lithostructural mapping (mine, surface and subsurface) had been undertaken. GE21 also notes that the field interpretation and 3D interpretation were historically focused on interpreting only copper grade, therefore, few vertical and horizontal lithostructural geological sections have been developed which may provide greater understanding and control of aspects relating to the geology and other potential metals of significance in the Curaçá Valley. In 2020, MCSA started to adopt 3D implicit modelling techniques based upon grouped lithologies and copper grade shells using Leapfrog software. This methodology was used by GE21 to create 3D validation models and GE21 encourages the expansion of this program at MCSA.

1.13.4	Grade Estimation

The variograms that were used in the estimation method are satisfactory and consistent with respect to the grade estimation that was calculated via ordinary kriging, making use of search anisotropy determined in the variographic analysis.

GE21 considers the resource classification model and the analysis of criteria for the classification of those Mineral Resources, to be satisfactory although some processes could be improved. Such recommended improvements did not impose limitations on the classification of Measured and Indicated Mineral Resources.

1.13.5	Mineral Resource Estimate

The authors of the MCSA Mining Complex Technical Report are not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other relevant factors which could materially affect the current Mineral Resource estimate. It is the opinion of GE21 that the current drilling information is sufficiently reliable to interpret with confidence the boundaries of higher-grade mineralized domains and that the assay data is sufficiently reliable to support estimation of Mineral Resources. The authors of the MCSA Mining Complex Technical Report that validated the Mineral Resource estimate did not identify overall or local grade biases, as demonstrated by Swath Plot analysis. The authors found that the quality of the data is appropriate for the classification of the Mineral Resource, in accordance with the CIM Standards and CIM Guidelines.

1.13.6	Mineral Reserve Estimate

GE21 and BNA carried out a detailed review of the current Mineral Reserves for Curaçá Valley, aimed at demonstrating its technical and profitable extraction for the production and sale of copper concentrate. The results for this review, demonstrated a good adherence using detailed verification procedures performed by the authors of the MCSA Mining Complex Technical Report. In general, resulting in differences of less than 1% in the total copper metal contained, which BNA considered acceptable.

Several observations related with the current Mineral Reserve are worth noting:

•	The metallurgical recovery value is expected to rise after commissioning of the HIG Mill. This potential gain was not applied for this current estimation of reserves, which was a correct measure, according to BNA assessment given the limited operating history of the HIG Mill prior to the Effective Date;

•	Within the Vermelhos District ore sorting will be integrated within the open pit operations to reduce transport and processing costs. However, these potential savings have not been considered in current reserve estimation as the Ero Copper and MCSA teams continue to conduct additional project assessments as at the Effective Date of the MCSA Mining Complex Technical Report;

•	The operating mines (Pilar UG Mine and Vermelhos UG Mine) currently employ a joint reconciliation process in which it is difficult to accurately differentiate mine-to-mill reconciliation from one mine to another; and,

•	As at the date of the MCSA Mining Complex Technical Report, the ventilation and cooling infrastructure for the Pilar UG Mine, is being upgraded according to the plans developed by the Ero Copper and MCSA teams.

The Mineral Reserve estimation has been performed according to industry best practice and conform to the CIM Standards and CIM Guidelines.

BNA has not identified any mining, metallurgical, infrastructure, permitting, legal, political, environmental, technical, or other relevant factors that could materially affect the potential development of the current Mineral Reserves.

1.13.7	Deepening Inferred Project

NCL has carried out a mine schedule, production plan and capital cost estimates at a preliminary economic analysis level for the Deepening Inferred Project under the supervision of GE21 and BNA. Mining and processing operating costs were prepared by MCSA under the supervision of GE21 and BNA. GE21 reviewed these plans and estimates and agrees with the potential economic value of the inferred Mineral Resource contained within the Deepening Extension Zone. GE21 is satisfied that the technical work adheres to industry best practices and that the favorable results of the potential economic assessment have been demonstrated, thereby warranting further work.

As at the date of the MCSA Mining Complex Technical Report, the Company has commenced an approximate US$7 million drill program to continue infill drilling of the Inferred Mineral Resource to further upgrade this material; however, until this work is completed and the Inferred Mineral Resources have been upgraded to Mineral Reserves, there is no certainty this material will be converted into Mineral Reserves.

1.14	Recommendations

Regarding the Mineral Resources and Mineral Reserves estimation, the authors recommend a work program to include the following, most of which can be completed at little or no cost. Estimated costs of the work program are shown in the table below.

i.	Formalize the use of implicit modelling internally throughout MCSA, emphasizing structural geology and variation in lithology for domain definition and exploration target integration.

ii.	Implement additional empirical criteria for resource classification, based on the ‘15% Rule’, as commonly attributed to Dr. Harry Parker and since expanded upon in multiple sources of geostatistical literature.

iii.	Expand ongoing geometallurgical studies to encompass all deposits and blends therein to study mill feed interaction. Suggest including standardized laboratory tests as normal operating procedure. Additionally, it is recommended that MCSA advance geometallurgical studies for inclusion in Mineral Reserve definition, to classify metallurgical recovery according to the different characteristics associated with each lithological domain rather than by deposit.

iv.	Confirm the expected improvement in metallurgical recoveries following the addition of the HIG Mill to validate a recovery improvement in the definition of Mineral Reserves in the future.

v.	Validate of the certified grade for CRM ITAK 825 due to the observed inconsistencies in assay values, in contrast with the consistent results obtained when utilizing CRM ITAK 851, which has a similar Cu grade range.

vi.	Recommend standardizing QA/QC mass controls during assay sample crushing and grinding to evaluate the quality of the comminution procedures and ensure no sample loss during sample preparation.

vii.	Install a sample tower to improve the mine to mill reconciliation process for the current operating mines. Such an installation will allow differentiation of ore source reconciliation within the processing plant.

viii.	Improve systems for Mineral Reserve attribute database management to standardize fleet sizing, economic and consumable parameters, swell factors, dilution and mine call factors as well as store historic block model and design attributes including mathematical pit designs and supporting assumptions within a centralized validated database to improve the application of Mineral Reserve modifying factors in future studies.

ix.	Advance geotechnical monitoring campaigns and 3D geotechnical lithological models to improve structural understanding of the current and future operations of the Curaçá Valley.

x.	Execute the installation of ventilation and cooling within the operations of the Pilar UG Mine, both in the short term and in the long term as currently envisioned to ensure safe delivery of the Deepening Extension Project.

xi.	A drill program for the Deepening Inferred Project be executed so as to promote the resource classification from Inferred to Measured or Indicated Mineral Resources. Additional engineering work should continue alongside the exploration program to promote the confidence of the mine design and costing parameters of the Deepening Inferred Project. The authors note as at the date of the MCSA Mining Complex Technical Report, such programs were underway.

Table 1-18: Proposed Budget for Recommended Work

Program	Budget (US$)
Advance geometallurgical studies	$200,000
Continued multi-element assays for the Vermelhos District (incl. check assays)	$50,000
Installation of sampling tower to enhance Mine-to-Mill reconciliation for multiple mining operations	$500,000
Improvement of reconciliation systems	$60,000
Advance geotechnical monitoring campaings and geotechnical-lithology model development	$100,000
Deepening Inferred Project drill program	$7,000,000
Total	$7,910,000

Updated Information with respect to the MCSA Mining Complex

The following update has been prepared under the supervision of and approved by Ricardo Emerson Re, MSc, MBA, MAusIMM (CP) (No. 305892), Registered Member (No. 0138) (Chilean Mining Commission) and Resource Manager of the Company who is a “qualified person” within the meanings of NI 43-101.

Mineral Resource and Mineral Reserve Estimates as at December 31, 2020

The effective date of the underground and open pit Mineral Resource estimates contained in the MCSA Mining Complex Technical Report varied by deposit, as follows:

•	the underground Mineral Resource has an effective date of August 8, 2020, except for P1P2 (July 24, 2020), R75 (July 9, 2019) and Suçuarana (July 3, 2020) within the Pilar District; Vermelhos Mine (July 29, 2020), Siriema and N8 (July 4, 2020), N9 (July 9, 2019) within the Vermelhos District; and Surubim District effective date of July 9, 2019 except for Terra do Sal (July 3, 2020); and

•	the open pit Mineral Resource has an effective date of August 8, 2020, except for Suçuarana (July 3, 2020), R22W and R75 (July 9, 2019) within the Pilar District; Siriema and N8 (July 4, 2020), N9 and Vermelhos North (July 9, 2019) within the Vermelhos District; and an effective date of July 9, 2019 for the Surubim District except Terra do Sal (July 3, 2020).

The underground and open pit Mineral Reserve estimates contained in the MCSA Mining Complex Technical Report were prepared as at October 1, 2020.

As production at the MCSA Mining Complex has continued since the preparation of these estimates, the Mineral Resources and Mineral Reserves at the MCSA Mining Complex have decreased. Accordingly, set out below is an internal update of the Mineral Resource and Minerals Reserve estimates as at December 31, 2020, based on cut-off grades of 0.51% copper as well as a marginal cut-off grade of 0.32% copper used for underground Mineral Resources and a cut-off grade of 0.21% copper used for open pit Mineral Resources, and accounting for the material mined since the preparation of the Mineral Resource and Mineral Reserve estimates contained in the MCSA Mining Complex Technical Report. Mineral Resources are shown inclusive of Mineral Reserves. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Table 1-18: Underground Mineral Resources, December 31, 2020

		Tonnage	Grade	Cu Contained
Underground Mine / Deposit	Classification	(000 tonnes)	(Cu %)	(000 tonnes)
	Measured	-	-	-
Deepening Extension Zone, Pilar Mine	Indicated	7,527	1.86	140.0
(Pilar Mine below Level -965)	Measured & Indicated	7,527	1.86	140.0
	Inferred	4,476	2.12	94.8

Pilar Mine Ex-Deepening Extension Zone	Measured	26,829	1.50	401.3
(Pilar Mine above Level -965)	Indicated	13,991	1.11	154.8
	Measured & Indicated	40,820	1.36	556.0
	Inferred	12,790	0.87	111.6

	Measured	816	0.72	5.9
Pilar District, Other Underground	Indicated	1,045	0.89	9.3
(R75, Sucuarana)	Measured & Indicated	1,861	0.82	15.2
	Inferred	742	0.60	4.5

	Measured	27,645	1.47	407.2
Pilar District Underground Total	Indicated	22,563	1.35	304.2
	Measured & Indicated	50,208	1.42	711.3
	Inferred	18,008	1.17	210.9

	Measured	3,240	2.66	86.1
Vermelhos Mine	Indicated	4,511	1.19	53.6
	Measured & Indicated	7,751	1.80	139.8
	Inferred	4,128	0.86	35.5

	Measured	1,465	0.79	11.6
Vermelhos District, Other Underground	Indicated	4,153	0.80	33.4
(Siriema, N8/N9)	Measured & Indicated	6,676	0.91	61.1
	Inferred	7,689	0.88	67.9

	Measured	4,402	2.33	102.4
Vermelhos District Underground Total	Indicated	8,667	1.00	87.1
	Measured & Indicated	13,069	1.45	189.5
	Inferred	13,781	0.93	127.6

	Measured	1,841	0.96	17.7
Surubim District, Other Underground	Indicated	3,062	0.96	29.3
(Surubim, C12, Cercado Velho, Lagoa da Mina, Terra do Sal)	Measured & Indicated	4,904	0.96	47.0
	Inferred	4,482	0.92	41.3

	Measured	1,841	0.96	17.7
Surubim District Underground Total	Indicated	3,062	0.96	29.3
	Measured & Indicated	4,904	0.96	47.0
	Inferred	4,482	0.92	41.3

	Measured	33,888	1.56	527.3
Total, Underground	Indicated	34,292	1.23	420.6
	Measured & Indicated	68,180	1.39	947.9
	Inferred	36,271	1.05	379.8

Underground Mineral Resource Notes:

1.	Mineral Resource effective date as at December 31, 2020.
2.	Presented Mineral Resources inclusive of Mineral Reserves. All figures have been rounded to the relative accuracy of the estimates. Summed amounts may not add due to rounding.
3.	Mineral Resources have been constrained within newly developed 3D lithology models applying a 0.45% and 0.20% copper grade envelope for high and marginal grade, respectively. Within these envelopes, Mineral Resources for underground deposits were constrained using varying stope dimensions of up to 20m by 10m by 35m applying a 0.51% copper cut-off grade, as well as a 0.32% copper marginal cut-off grade. Mineral Resources have been estimated using ordinary kriging inside 5m by 5m by 5m block sizes. The Mineral Resource estimates were prepared in accordance with the CIM Standards, and the CIM Guidelines, using geostatistical and/or classical methods, plus economic and mining parameters appropriate to the deposit.

Table 1-19: Open Pit Mineral Resources, December 31, 2020

		Tonnage	Grade	Cu Contained
Open Pit Mine / Deposit	Classification	(000 tonnes)	(Cu %)	(000 tonnes)
	Measured	3,172	0.49	15.4
Pilar District, Open Pit	Indicated	365	0.45	1.6
(R22W, Suçuarana, R75)	Measured & Indicated	3,537	0.48	17.0
	Inferred	351	0.47	1.6

	Measured	3,172	0.49	15.4
Pilar District Open Pit Total	Indicated	365	0.45	1.6
	Measured & Indicated	3,537	0.48	17.0
	Inferred	351	0.47	1.6

	Measured	-	-	-
Siriema Deposit	Indicated	2,956	0.92	27.1
	Measured & Indicated	2,956	0.92	27.1
	Inferred	187	0.99	1.9

	Measured	7,420	0.55	41.1
N8/N9 Deposits	Indicated	13,562	0.48	64.9
	Measured & Indicated	20,982	0.51	106.0
	Inferred	858	0.40	3.4

	Measured	-	-	-
Vermelhos North	Indicated	-	-	-
	Measured & Indicated	-	-	-
	Inferred	121	0.88	1.1

	Measured	7,420	0.55	41.1
Vermelhos District Open Pit Total	Indicated	16,518	0.56	92.0
	Measured & Indicated	23,938	0.56	133.1
	Inferred	1,166	0.55	6.4

	Measured	2,340	0.93	21.7
Surubim Mine	Indicated	73	0.84	0.6
	Measured & Indicated	2,413	0.92	22.3
	Inferred	3	0.80	0.0

	Measured	1,272	0.94	11.9
C12 Deposit	Indicated	942	0.70	6.6
	Measured & Indicated	2,214	0.84	18.6
	Inferred	154	0.56	0.9

	Measured	1,067	0.61	6.5
Surubim District, Other Open Pit	Indicated	1,436	0.67	9.6
(Cercado Velho, Lagoa da Mina,	Measured & Indicated	2,503	0.64	16.1
Terra do Sal)	Inferred	1,255	0.15	1.9

	Measured	4,678	0.86	40.1
Surubim District Open Pit Total	Indicated	2,452	0.69	16.8
	Measured & Indicated	7,130	0.80	56.9
	Inferred	1,413	0.20	2.8

	Measured	15,270	0.63	96.6
Total, Open Pit	Indicated	19,335	0.57	110.5
	Measured & Indicated	34,605	0.60	207.0
	Inferred	2,930	0.37	10.8

Open Pit Mineral Resource Notes:

1.	Mineral Resource effective date as at December 31, 2020.
2.	Presented Mineral Resources inclusive of Mineral Reserves. All figures have been rounded to the relative accuracy of the estimates. Summed amounts may not add due to rounding.
3.	Mineral Resources have been constrained within newly developed 3D lithology models using a 0.21% copper cut-off grade for open pit deposits. Mineral Resources have been estimated using ordinary kriging inside 5m by 5m by 5m block sizes. The Mineral Resource estimates were prepared in accordance with the CIM Standards, and the CIM Guidelines, using geostatistical and/or classical methods, plus economic and mining parameters appropriate to the deposit.

The Mineral Reserves for the Pilar UG Mine, Vermelhos UG Mine, N8/N9 OP Mine, Siriema OP Mine, C12 UG Mine, C12 OP Mine and the Surubim OP Mine are derived from the Measured and Indicated Mineral Resources as defined within the resource block models following the application of the same economic and other modifying factors set out in the MCSA Mining Complex Technical Report. Inferred Mineral Resources, where unavoidably included within a defined mining shape, have been assigned zero grade.

Table 1-20: Mineral Reserves, December 31, 2020

		Tonnage	Grade	Cu Contained
	Classification	(000 tonnes)	(Cu %)	(000 tonnes)
Reserves, Underground

Deepening Extension Zone, Pilar UG Mine	Proven	-	-	-
(Pilar Mine below Level -965)	Probable	7,432	1.68	125

Pilar UG Mine Ex-Deepening Extension Zone	Proven	5,835	1.41	82
(Pilar Mine above Level -965)	Probable	7,725	1.09	84

Vermelhos UG Mine	Proven	3,224	2.04	66
	Probable	1,839	1.25	23

Surubim District, Underground	Proven	513	1.09	6
(C12 Underground)	Probable	515	0.83	4

Total Proven, Underground		9,707	1.63	158
Total Probable, Underground		17,516	1.34	236
Total Proven & Probable, Underground		27,224	1.45	394

Reserves, Open Pit

N8/N9 OP Mine	Proven	7,355	0.55	40
(Vermelhos District)	Probable	8,012	0.54	44

Siriema OP Mine	Proven	-	-	-
(Vermelhos District)	Probable	3,011	0.88	26

Surubim District, Open Pit	Proven	2,778	0.82	23
(Surubim & C12)	Probable	123	0.55	1

Suçuarana South OP Mine	Proven	1,623	0.42	7
(Pilar District)	Probable	328	0.46	2

Total Proven, Open Pit		11,757	0.60	70
Total Probable, Open Pit		11,474	0.63	72
Total Proven & Probable, Open Pit		23,230	0.61	142

Mineral Reserve Notes:

1.	Mineral Reserve effective date of December 31, 2020.
2.	All figures have been rounded to the relative accuracy of the estimates. Summed amounts may not add due to rounding.
3.	Mineral Reserve estimates were prepared in accordance with the CIM Standards, and the CIM Guidelines, using geostatistical and/or classical methods, plus economic and mining parameters appropriate for the deposit. Mineral Reserves are based on a long-term copper price of US$2.75 per lb, and a USD:BRL foreign exchange rate of 4.27, except for the C12 (Surubim District) and Suçuarana (Pilar District) open pit mines, whose design was not changed since 2019, and continued to assume a 3.70 USD:BRL foreign exchange rate. Mineral Reserves are the economic portion of the Measured and Indicated Mineral Resources. Mining dilution and recovery factors vary for specific Mineral Reserve sources and are influenced by factors such as deposit type, deposit shape, stope orientation and selected mining method. Inferred resource blocks, where unavoidably mined, were assigned zero grade. Dilution occurring from Measured & Indicated resource blocks was assigned grade based upon the Mineral Resource grade of the blocks included in the dilution envelope.

NX GOLD PROPERTY

The scientific and technical information in this section relating to the NX Gold Property, other than the scientific and technical information under the heading “NX Gold Property – Updated Information with respect to the NX Gold Property”, is a direct extract of the Executive Summary section contained in the NX Gold Technical Report dated January 8, 2021 with an effective date of September 30, 2020, which has been conformed to be consistent with the formatting and other defined terms within this AIF. The entire NX Gold Technical Report, a copy of which is available for review under the Company’s profile on SEDAR at www.sedar.com, is incorporated by reference into this AIF and should be consulted for details beyond those incorporated herein.

The scientific or technical information set out in this AIF under the heading “NX Gold Property – Updated Information with respect to the NX Gold Property”, has been reviewed and approved by Ricardo Emerson Re, MSc, MBA, MAusIMM (CP)
(No. 305892), Registered Member (No. 0138) (Chilean Mining Commission) and Resource Manager of the Company who is a “qualified person” within the meanings of NI 43-101.

Executive Summary

1.1	Introduction

The purpose of the NX Gold Technical Report is to set out and provide background and supporting information on the current Mineral Resources and Mineral Reserves for the NX Gold Mine, a producing underground gold mining operation located in the State of Mato Grosso Brazil and wholly-owned by NX Gold, a company formed under the laws of Brazil. The effective date of the NX Gold Technical Report is September 30, 2020 (in this section of the AIF, the “Effective Date”) and the issue date of the NX Gold Technical Report is January 8, 2021. The NX Gold Technical Report has been prepared by GE21 on behalf of Ero Copper of Vancouver, Canada and existing under the BCABC.

Ero Copper is a publicly listed company that trades on the Toronto Stock Exchange under the ticker, “ERO”. Ero Copper’s principal asset is its 99.6% ownership interest in MCSA. MCSA’s predominant activity is the production and sale of copper concentrate from the Vale do Curaçá Property, which is located within the Curaçá Valley, northeastern Bahia State, Brazil, with gold and silver produced and sold as by-products. Ero Copper’s wholly owned subsidiary, Ero Gold (existing under the BCABC) currently owns a 97.6% ownership interest in NX Gold.

The NX Gold Mine was constructed and commenced commercial production in 2012, with the first full year of production occurring in 2013. As of the end of September 2020, approximately 241,000 ounces of gold had been produced from the NX Gold Mine. As of the date of the NX Gold Technical Report, there are currently 8 drill rigs operating on the property. Exploration activities are underway on the central Santo Antônio orebody as well as testing for possible extensions of the Brás and Buracão orebodies to depth and along strike. The first regional exploration program on the property commenced in 2020.

Doré bars containing gold and silver, as well as lesser amounts of lead, are shipped from the mine weekly by airplane via a gravel airstrip located on the property. The majority of NX Gold’s Mineral Resources, Mineral Reserves and all of the mine’s current production is from the Santo Antonio vein– an east-west striking, shear-zone hosted, quartz vein, accessed from a single mine portal and decline and from the Buracão vein. During the second half of 2019, the mine successfully transitioned mining activities from the Brás and Buracão veins, into the centrally located Santo Anton vein where all current mining activities take place.

The NX Gold Technical Report and estimates herein have been prepared following the guidelines of the NI 43-101.

The NX Gold Technical Report provides a summary of the work completed by NX Gold and its independent consultants as of the Effective Date. All dollar amounts presented in the NX Gold Technical Report are stated in US dollars unless otherwise specified.

1.2       Property Description and Location

NX Gold owns a 100% interest in the NX Gold Mine, located in the eastern portion of the State of Mato Grosso, Brazil. The mine is located 18km west of the town of Nova Xavantina, with a population of approximately 20,000 people, and approximately 670 km east of Cuiabá, the capital city of Mato Grosso. The total NX Gold Mine property, including exploration licences, measures 31,716.2 ha. The property is comprised of one mining concession, where all current mining and processing activities occur (registration number 866269/1990), that totals 620 ha and eight exploration licenses covering an area of 31,096.2 ha. Within the mining concession, NX Gold holds 100% legal and beneficial ownership, including surface rights. There are no time constraints provisioned with the mining concession; however, operating permits and licenses are extended and renewed in normal course of business according to the nature of each permit and requirements therein. All relevant licenses and operational permits in support of the mine’s operation are in good standing.

Within the exploration licences, NX Gold’s interests include the right to access the property and to engage in exploration, development, processing, and construction activities in support of mineral exploration and development. Where applicable, compensation is provided to the holder of surface rights for occupation or loss caused by the work. All exploration licenses are currently valid and, for those concessions where expiration dates are approaching, applications have been, or are expected to be submitted for renewal at the time of expiry.

1.3        Geology and Mineralization

Gold and silver mineralization at the NX Gold Mine can be characterized as a shear-zone hosted, sulphide-rich, laminated quartz vein. Economic mineralization on the property, to date, has been hosted within the northeast trending Araés shear zone that cross-cuts the deformed and metamorphosed volcano-sedimentary sequence of the Proterozoic Cuiabá Group and is generally associated with felsic dikes.

Economic gold and silver mineralization at the NX Gold Mine is structurally controlled within the Araés shear zone. Gold and silver are currently mined from a major sulphide-rich, laminated quartz vein dipping approximately 40 degrees to the north-northwest and striking to the west-southwest – the Santo Antonio vein. Prior to the second half of 2019, mining activities occurred in the Brás and Buracão veins, located to the east and west of Santo Antonio, respectively. Vein dimensions are variable throughout the deposit, with an average thickness of 4 meters. Local occurrences of up to 10 meters in vein thickness are common, particularly within the Brás and lower levels of the Santo Antonio veins. Where gold and silver grades are found in economic concentrations, quartz veins typically contain approximately 2 to 15 percent total sulphide represented mostly by pyrite and galena, as well as minor chalcopyrite, bornite, pyrrhotite, and sphalerite. Higher gold and silver grades are generally associated with galena, chalcopyrite, bornite, and sphalerite.

Historic and the current known extent of gold mineralization at the NX Gold Mine are structurally controlled and hosted in four major sulphide-rich quartz veins/bodies, from west to east: Buracão, Santo Antonio, Brás and Matinha. The veins are hosted in strongly deformed metamorphosed sedimentary rock units and diorite that trend generally to the northeast. The veins exhibit a typical laminated pattern parallel with the vein contacts. The laminations are characterized by alternating quartz bands and foliated host rocks indicative of multiple pulses of mineralized fluids during formation.

The Buracão vein is located on the western portion of the mining concession and includes a primary laminated vein measuring 100 meters in length and dipping 45 degrees to the northwest in the upper portion of the mine and 70 meters in length dipping 40 degrees to the northwest in the lower portion of the mine. The Brás vein is located to the east of the Buracão vein and includes a primary laminated vein measuring 220 meters in strike length in the upper part of the mine and 50 meters in strike length in the lower levels of the mine. The Santo Antonio vein is located between the Brás and Buracão veins and currently extends over 300 meters in strike length. The Santo Antonio vein, discovered during the 2018/2019 drill program, further drilled in 2020, and remains open to depth. Continued drill-testing of extensions of the vein are planned for 2020 where high-grade drill intercepts have been shown to occur at depth. To date, the mineralogical characterization of all of the veins containing economic values of gold and silver on the NX Gold property are the same.

1.4       Exploration

The occurrence of gold in the Araés shear zone has been known for over 80 years. Although limited information exists, extensive artisanal mining activity occurred in open pit and in underground operations prior to the formalization of the mine concessions in 1990. Between 1985 and 2004 two companies, Mineração Araés and Mineração Nova Xavantina, conducted geological and metallurgical studies, geological mapping and a total of 2,306 meters of drilling in 8 diamond drill holes. In 2004, MCSA acquired the mineral and surface rights for the property. Between 2006 and 2012, MCSA drilled a total of 43,441 meters in 212 surface diamond drill holes. In 2013, the property was transferred to NX Gold, a subsidiary of MSCA. Between 2013 and 2015, NX Gold drilled a total of 27,822 meters in 104 surface diamond drill holes and a total of 9,427 meters in 107 underground diamond drill holes. In December of 2016, MCSA (and its interest in NX Gold) was acquired by Ero Copper.

Other exploration activities undertaken from 2013 to 2015 included regional geological mapping, soil sampling and a 1,969 line-kilometer airborne magnetic survey completed in 2013.

Following the acquisition of NX Gold in 2016 by Ero Copper, commencing in 2018, NX Gold conducted the largest drill programs undertaken on the property to date, completing a total of 63,198 meters of drilling in 129 surface diamond drill holes and 1,315 meters in 8 underground drill holes, resulting in the discovery of, and continued delineation of the Santo Antonio vein. In total, the 2018 to 2020 drill programs conducted by the Company represent more than 40% of the total drill meterage drilled on the property. The drilling followed standard industry procedures including measuring core recovery, rock quality design, taking photos of the core boxes, geological logging of the core, sampling, and assaying. NX Gold inserts a series of certified reference material, blanks, and laboratory duplicates in the stream of samples to verify the assay results as part of its quality assurance, QA/QC procedures.

1.5       Drilling, Sample Preparation, Analysis and Security

Several drill programs have been conducted at the NX Gold Mine. Prior to the 2018 to 2020 drill programs, the bulk of prior drilling occurred during the period from 2006 to 2012 when the property was held by MCSA. The global drill hole database at the NX Gold Mine includes 559 drill holes, including 150 underground drill holes, totaling 147,670 meters of drilling, of which, 13,209 meters are from underground drilling.

Drilling and assaying undertaken in support of the current Mineral Resource and Mineral Reserve estimate has been carried out using sampling, security and QA/QC procedures that are in line with industry best practices.

Beginning in 2015, a full QA/QC program meeting generally recognized industry best practices has been in use. Standardized procedures are used in all aspects of the exploration data acquisition and management including surveying, drilling, sampling, sample security, assaying, and database management.

QA/QC measures, as part of the routine core sampling procedures, use blank, standard and duplicate samples to allow verification of the fire assay results produced by the NX Gold laboratory. For the 2014 to 2020 drilling programs, control samples were inserted at the frequency of 1 gold certified reference, 1 blank sample and 1 duplicate pulp sample every 20 samples.

The authors of the NX Gold Technical Report performed an evaluation of the data used in the determination of NX Gold’s Mineral Resource estimate and found the results to be in accordance with industry best practice and appropriate for use in the current Mineral Resource estimate.

1.6       Mineral Resource and Mineral Reserve Estimate

Mineral Resources

The mineral resource estimates were prepared in accordance with the CIM Standards and the CIM Guidelines. Grade-shell models using 1.20 gpt were used to generate a 3D model of the NX Gold Mine, and within this, a gold cut-off grade of 1.90 gpt was considered of Mineral Resources based upon a gold price of US$1,900 per ounce of gold and total underground mining and processing costs of US$115.14 per tonne of ore mined and processed. Mineral Resources have been estimated using ordinary kriging inside block sizes of 2.5 meters (x), by 2.5 meters (y), by 0.5 meters in height (z) and a minimum mining stope dimension of 1.25 meters (x), by 1.25 meters (y), by 1.5 meters in height (z).

The NX Gold Mineral Resource estimate was sub-divided in four mineralized veins: Brás, Buracão, Santo Antônio and Matinha.

Mineral Resource effective date of August 31, 2020.

Table 1 - Mineral Resource Estimate

Classification	Tonnage (000 tonnes)	Grade (gpt Au)	Au Contained (000 ounces)
Indicated Mineral Resource (inclusive of Reserves)
Santo Antonio Vein	763.3	10.97	269.2
Brás Vein	6.9	3.36	0.7
Buracão Vein	-	-	-
Total Indicated Resource	770.2	10.90	269.9

Inferred Mineral Resource
Santo Antonio Vein	267.8	13.08	112.6
Matinha Vein	149.0	12.15	58.2
Brás Vein	149.3	4.81	23.1
Buracão Vein	7.7	2.77	0.7
Total Inferred Resource	573.8	10.55	194.6

1.	Mineral Resource effective date of August 31, 2020
2.	Presented Mineral Resources inclusive of Mineral Reserves. Indicated mineral resource totals are undiluted. All figures have been rounded to the relative accuracy of the estimates. Summed amounts may not add due to rounding.
3.	Grade-shell 3D models using 1.20 gpt gold were used to generate a 3D mineralization model of the NX Gold Mine. Mineral Resources were estimated using ordinary kriging within 2.5 meter by 2.5 meter by 0.5 meter block size. Mineral Resources were constrained using a minimum stope dimension of 1.25 meters by 1.25 meters by 1.50 meters and a cut-off of 1.90 gpt based on gold price of US$1,900 per ounce of gold and total underground mining and processing costs of US$115.14 per tonne of ore mined and processed. The Mineral Resource estimates were prepared in accordance with the CIM Standards, and the CIM Guidelines, using geostatistical and/or classical methods, plus economic and mining parameters appropriate to the deposit.

Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Mineral Reserves

Mineral Reserve estimates were prepared in accordance with the CIM Standards and the CIM Guidelines, using geostatistical and/or classical methods, plus economic and mining parameters appropriate for the deposit. Mineral Reserves are based on a long-term gold price of US$1,650 per ounce, and a USD:BRL foreign exchange rate of 5.00. Mineral Reserves are the economic portion of the Indicated Mineral Resources. Mineral Reserve estimates include operational dilution of 17.4% plus planned dilution of approximately 8.5% within each stope for room-and-pillar mining areas and operational dilution of 3.2% plus planned dilution of 21.2% for cut-and-fill mining areas. Assumes mining recovery of 92.5% and 94.7% for room-and-pillar and cut-and-fill areas, respectively. Practical mining shapes (wireframes) were designed using geological wireframes / mineral resource block models as a guide. The Mineral Reserve estimates for the NX Gold Mine were prepared in accordance with the CIM Guidelines and the CIM Standards by NX Gold Mine engineering personnel under the direct supervision of Sr. Porfirio Cabaleiro Rodriguez of GE21, an independent qualified person as such term is defined under NI 43-101.

It is the opinion of GE21 that the current Mineral Reserves for the underground operation have been estimated in a manner consistent with industry best practices, CIM Guidelines, and CIM Standards.

Table 2 - Mineral Reserve Estimate

Classification	Tonnage (000 tonnes)	Grade (gpt Au)	Au Contained (000 ounces)
Probable Mineral Reserve
Santo Antonio Vein	862.1	8.83	244.7
Brás Vein	-	-	-
Buracão Vein	-	-	-
Total Probable Reserve	862.1	8.83	244.7

1.	Mineral Reserve effective date of September 30, 2020.
2.	All figures have been rounded to the relative accuracy of the estimates. Summed amounts may not add due to rounding.
3.	Mineral reserve estimates were prepared in accordance with the CIM Standards and the CIM Guidelines, using geostatistical and/or classical methods, plus economic and mining parameters appropriate for the deposit. Mineral reserves are based on a long-term gold price of US$1,650 per oz of gold, and a USD:BRL foreign exchange rate of 5.00. Mineral reserves are the economic portion of the Indicated Mineral Resources. Mineral Reserve estimates include operational dilution of 17.4% plus planned dilution of approximately 8.5% within each stope for room-and-pillar mining areas and operational dilution of 3.2% plus planned dilution of 21.2% for cut-and-fill mining areas. Assumes mining recovery of 92.5% and 94.7% for room-and-pillar and cut-and-fill areas, respectively. Practical mining shapes (wireframes) were designed using geological wireframes / mineral resource block models as a guide.

The Mineral Reserves for the NX Gold Mine are derived from the Indicated Mineral Resource as defined within the resource block model following the application of economic and other modifying factors further described below. Inferred Mineral Resources, where unavoidably mined within a defined mining shape have been assigned zero grade. Dilution occurring from Indicated Mineral Resource blocks were assigned grade based upon the current Mineral Resource grade of the blocks included in the dilution envelope. Mineral Reserves were classified according to the CIM Standards and the CIM Guidelines by Sr. Porfirio Cabaleiro Rodriguez of GE21, an independent qualified person as such term is defined under NI 43-101.

Mineral Reserve cut-off grades and parameters applied to the Mineral Reserve estimate are summarized below:

•	3.14 gpt applied to mining stopes, in room and pillar mining areas, and 3.22 gpt to stopes in cut and fill mining areas, incorporating mining and development, processing, general and administrative and indirect costs;

•	0.80 gpt applied to gallery development incorporating development and processing costs; and,

•	2.30 gpt applied to mining marginal material adjacent to planned mining stopes incorporating mining, development and processing costs.

Mineral Reserve cost assumptions are based on actual operating cost data during the eight-month period from January 1, 2020 to August 30, 2020, expressed in USD per tonne run-of-mine, converted at a USD:BRL foreign exchange rate of 5.00 corresponding to the average foreign exchange rate during this same period.

A summary of the Mineral Reserve estimate parameters is provided below:

Table 3 - Mineral Reserve Cut-off Parameters

Mining Costs (US$/tonne ROM)	$76.52
Processing Costs (US$/tonne ROM)	$38.62
G&A Costs (US$/tonne ROM)	$18.10
Indirect Costs (US$/tonne ROM)	$22.07
Metallurgical Recovery (average)	91.0%

Gold Price (US$/oz)	$1,650
Foreign Exchange Rate (USD:BRL)	5.00

Other modifying factors considered in the determination of the Mineral Reserve estimate include:

•	A cut-off grade of 3.14 gpt was applied to mining stopes within the room and pillar mining areas, and 3.22 gpt to stopes within the cut and fill mining areas, in the determination of planned mining stopes within the Mineral Resource blocks based on actual operating cost data and past operating performance of the mine.

•	The mining method employed for the Santo Antônio vein is inclined room and pillar for the thicker lower-panel of the vein, and overhand cut and fill for the thinner upper panel of the vein incorporating paste-fill. A new paste-fill plant was designed, and will be constructed at a cost of approximately US$2 million, with the aim of improving overhand cut and fill operations as well as enhancing pillar recovery throughout the mine.

•	Maximum stope spans in the room and pillar mining area are based on a design stope of 6m by 4m between pillars. For cut and fill mining areas the size of stopes are based on a designed stope measuring 18m along strike with a frontal slice of 3 vertical meters.

•	Within designed stopes, all contained material was assumed to be mined with no selectivity. Inferred Mineral Resources, where unavoidably included within a defined mining shape have been included in the Mineral Reserves estimate at zero grade. Mining dilution resulting from Indicated blocks was assigned the grade of those blocks captured in the dilution envelope using the current Mineral Resources estimate.

Mineral Reserve effective date of September 30, 2020.

1.7       Mining Methods

The mining method currently employed for the Santo Antonio vein is inclined room and pillar. Prior to commencing operations within the Santo Antonio vein, the mine employed a combination of inclined room and pillar and overhand cut and fill, with backfill requirements generated from waste development. Mining method selection has been based upon desired selectivity, geometry of the orebodies (both planned and previously mined) as well as the rock mechanic characteristics of the footwall and hanging wall.

For the purposes of the current Mineral Reserve and life-of-mine plan, the Santo Antonio vein has been divided into two main panels on -65 (upper) and -170 (lower) based upon the relative strength characteristics of these zones within the mine. In the upper panel, underhand cut and fill utilizing paste back-fill will be employed, while inclined room in pillar, the current mining method, will be employed in the lower panel. Cemented paste will also be employed in the lower panel to enhance pillar recovery following primary mining. NX Gold undertook extensive geomechanical analysis and 3D modeling as well as knowledge gained through prior mining in Brás and Buracão, and current operating procedures within the Santo Antonio vein, to define these mining methods.

The underhand cut and fill method relies upon removing the ore in horizontal slices, advancing from top to bottom, utilizing cemented paste (7% cement by weight) to provide support to the next series of advances. Each advance within the upper panel of Santo Antonio will be 3.0 meters. The inclined room and pillar method, currently used in practice, is based upon excavating parallel rooms, connected with a cross-section of galleries. Each 6 meter room is supported by pillars measuring approximately 4 meters. During the primary extraction stage, room and pillar mine recovery averages approximately 75%, improving to approximately 92.5% following secondary extraction of pillars from bottom to top.

Based on operating experience, mining rates from inclined room and pillar operations have been assumed to average 500 tonnes per month per room in operation. The main constraint in this mining method is the number of jackleg operators per shift and developed rooms from which to conduct mining operations. Total production from the mine, incorporating upper and lower panel mining averages approximately 11,000 tonnes per month over the life of mine, and approximately 14,000 tonnes per month over the first four years – in-line with current mining rates. Actual operating performance of the mine was determined to calculate modifying factors applied to the life of mine. Operational dilution of 17.4% plus planned dilution of 8.5% was applied to lower panel stopes utilizing room and pillar mining method. Operational dilution of 3.2% plus planned dilution of 21.2% was assumed for stopes within the upper panel utilizing cut and fill mining method.

1.8       Recovery Methods

The metallurgical process currently in place has been engineered and subsequently optimized over the years to leach gold ores containing high contents of preg-robbing units capable of adsorbing gold from cyanide solutions, such as the carbonaceous phyllite unit that exists throughout the NX Gold Mine orebodies, including Santo Antonio.

Metallurgical recoveries at the NX Gold Mine have been sequentially optimized since commissioning to recover gold and silver from the quartz vein orebodies containing this carbonaceous material. This optimization work has resulted in recoveries increasing from approximately 40% in 2012 when the plant was commissioned, to current metallurgical recoveries in excess of 90% (92.0% average was achieved during third quarter 2020). Prior to the Effective Date, average feed grade to the plant was approximately 7.72 gpt gold. 2020 production from the NX Gold Mine to the Effective Date is shown below in Table 4.

Table 4 - Nova Xavantina Plant Performance to Effective Date

Jan 1st – Sep 30th, 2020
Mill Feed (000 tonnes)	117,067
Gold Grade (gpt Au)	7.72
Metallurgical Recovery (%)	89.7
Au Production (oz)	26,041
Ag Production (oz)	15,931

Processing takes place at the Nova Xavantina Plant. Unit operations include a conventional 3 stage crush, milling and a combination of gravity concentration with intensive leaching and flotation followed by carbon in leach (“CIL”) and a desorption circuit. In 2019, a gravity concentrate re-grind mill was added to the circuit to improve gold recoveries and reduce required residence time within the intensive leaching circuit. Gold and silver are produced from solution via electrolysis followed by smelting of doré bars containing both gold and silver. The installed crushing and grinding capacity is approximately 80 tph and 44.5 tph, respectively, resulting in an installed annual plant capacity in excess of 300,000 tonnes per annum. The plant is currently forecast to operate at approximately 45% of its installed capacity, on average, over the current life of mine.

In 2018 and 2019, NX Gold conducted gravity concentration tests to assess recovery of the Santo Antonio orebody in advance of mining operations. A composite sample was taken from 9 drill holes and processed in the NX Gold’s laboratory Falcon concentrator. The results obtained exhibited similar characteristics as previously tested samples from within existing and historic operations of the Buracão and Brás veins. Upon achieving full production rates from the Santo Antonio vein in 2020, several initiatives on the processing side were implemented to improve metallurgical recoveries from this material. These efforts contributed to achieving 92.0% metallurgical recovery during the third quarter of 2020 – in-line with current forecast recoveries over the life of mine.

Based on the current Mineral Reserve estimate, the production plan for the Nova Xavantina Plant is set forth below:

Table 5 - NX Gold Production Plan

	Q4 2020*	2021	2022	2023	2024	2025	2026
Ore Mined & Processed (000 tonnes)	46.5	167.0	179.4	170.9	139.4	80.6	78.4
Au Grade (gpt)	7.61	7.21	8.34	9.13	9.61	9.87	11.61
Recovery (%)	92.1%	92.1%	92.1%	92.0%	92.0%	92.0%	92.0%
Gold Production (oz)	10,458	35,647	44,291	46,121	39,631	23,550	26,901
Silver Production (oz)	5,980	20,370	25,309	26,355	22,646	13,457	15,372

(*) Q4 2020 production outlines the Mineral Reserve schedule for the three months from the effective date of September 30, 2020 to December 31, 2020.

Throughout the life of the mine, the plant has successfully processed ores with different grades and varying carbon content, obtaining key information to improve recovery, under different operational conditions. The metallurgical recoveries of the NX Gold Mine have increased from 40% in 2012 to up to 92% in third-quarter of 2020 (with a 2020 average of approximately 90% prior to the Effective Date), as summarized in the following table.

Table 6 - Historic Production of the NX Gold Mine

Year	Tonnes (t)	Au (oz)	Recovery
2012	137,980	6,654	40%
2013	261,726	26,216	67%
2014	208,259	23,730	83%
2015	226,608	35,115	87%
2016	213,776	29,098	84%
2017	135,013	25,173	88%
2018	117,857	39,808	91%
2019	158,275	29,755	86%
Jan to Sep 30th 2020	117,067	25,755	90%
Total	1,567,561	241,304	84%

1.9       Project Infrastructure

The facilities at the NX Gold Mine include the mine portal, the Nova Xavantina Plant, tailings storage facility, mechanical workshop, administrative offices, metallurgical laboratory, security gate and guard facilities, medical clinic, a cafeteria and a gravel airstrip used to fly out doré bars after production.

National electrical service is available on site from the town of Nova Xavantina, located approximately 18 km from the NX Gold Mine. The mine is supplied through a 34.5 kV power transmission line (600 kVA), owned by the state public utility, ENERGISA S/A. Water in sufficient quantities to support mining and processing operations is sourced from surface run-off and a fully permitted water supply system comprised of a water intake from the neighboring Mortes River, with capacity of 150 cubic meters per hour, and a water main connecting the sumps of the underground mine.

Process tailings are disposed into two ponds in a closed loop with water loss only occurring through evaporation and in the residual moisture content of the tailings. The first pond receives inert-tailings from flotation, and the second pond receives non-inert tailings from the CIL circuit. The latter tailings pond is lined with a double layer of HDPE, including leach detection devices, and allows for natural degradation of residual cyanide through exposure to sunlight, complemented by a cyanide detoxification circuit.

1.10        Permitting, Environmental and Social Considerations

The NX Gold Mine is a fully permitted gold mine currently in operation. An environmental action program was developed for NX Gold prior to the mine reaching commercial production. NX Gold follows the guidelines set forth in the program to reduce its impact and recover impacted areas within the vicinity of the mine. NX Gold adheres to a program of frequent environmental monitoring including water quality control, as well as re-vegetation of historic artisanal mining areas that pre-date the commissioning of the mine by NX Gold.

The mine’s closure plan, adapted to the current social and environmental context within the area of the NX Gold Mine, has been designed to maximize the physical, chemical, biological, and socio-economic stability of the area after mining activities have concluded. The current estimated reclamation liabilities are approximately R$24.9 million.

NX Gold maintains an excellent relationship with the neighboring community of Nova Xavantina, as well as smaller neighboring land-owners, providing among others, community outreach, children’s educational programs and sponsorship of local sporting events and teams. NX Gold has provided technical and financial support towards the environmental rehabilitation of areas previously impacted by historic artisanal mining activities and has remained an important economic contributor to the region through both direct and indirect jobs, royalties and tax revenue. The NX Gold Mine has all required environmental licenses to conduct its operations, issued by the Environment Secretary of Mato Grosso (SEMA) in 2007. The authors of the NX Gold Technical Report are not aware of any material environmental or permitting risks to the current operations nor to the envisioned production plan associated with this Mineral Reserves estimate.

1.11        Capital and Operating Costs

Capital and operating costs are shown for 2020 through 2026 reflecting the period of operation from the day immediately following the Effective Date (commencing October 1, 2020). For the purposes of the NX Gold Technical Report, mine reclamation and closure are assumed to commence on the conclusion of mining of the Mineral Reserves; however, NX Gold is actively undertaking exploration activities to increase the mine’s life. It is anticipated that a combination of Mineral Resource conversion, extension of the Santo Antonio ore body, and delineation of target areas will serve to augment the production profile and increase mine life subject to satisfactory exploration results, as well as technical, economic, legal and environmental conditions.

Total capital costs over the life of mine are estimated at R$189.2 million, of which R$24.9 million is related to mine closure in 2026. Details of these capital expenditures are shown below in Table 7.

Table 7 - Forecast Capital Expenditures

	Q4 2020[1]	2021	2022	2023	2024	2025	2026
Capital Expenditures (R$ 000s)
Development	9,531	36,964	19,822	1,705	418	-	-
Equipment	750	5,415	5,783	788	-	-	-
Ventilation & Safety Equipment	950	514	260	300	250	230	-
Environment	419	650	280	240	350	180	-
Other, Sustaining	552	0	5,964	2,618	2,239	2,074	-
Sustaining Capital, Sub-Total	12,201	43,543	32,109	5,652	3,257	2,484	-

Infrastructure	7,886	5,608	2,470	640	230	68	-
Other, Non-Sustaining (incl. Growth)	3,923	21,121	2,456	4,898	2,915	827	-
Exploration / Drilling	12,000	-	-	-	-	-	-
Reclamation & Closure Costs	-	-	-	-	-	-	24,939
Non-Sustaining Capital, Sub-Total	23,809	26,729	4,926	5,538	3,145	895	24,939

Total Capital Costs (R$ 000s)	36,010	70,272	37,035	11,189	6,402	3,379	24,939

Capital Expenditure Notes:

1.	2020 capital expenditure presented for the three months of the mineral reserve schedule from the day immediately following the Effective Date to December 31, 2020.
2.	Amounts shown do not include discretionary greenfield or brownfield exploration in years 2021 through 2026.
3.	Capital expenditures presented in BRL, thousands.

An operating cost forecast was prepared using the mine’s operating history and current consumption coefficients. The expected C1 cash cost of the NX Gold Mine averages US$505 per ounce of gold produced. The AISC of the NX Gold Mine, including G&A costs, capitalized development and sustaining capital expenditures, averages US$720 per ounce of gold produced over the life of mine. C1 cash cost and AISC are non-IFRS measures, please refer to Chapter 22.1 of the NX Gold Technical Report for additional information on non-IFRS measures, including C1 cash costs and AISC.

Table 8 - Operating Cost Summary

	Q4 2020[1]	2021	2022	2023	2024	2025	2026
Tonnes Processed (000s)	46.5	167.0	179.4	170.9	139.4	80.6	78.4
Exchange Rate (USD:BRL)	5.00	5.00	5.00	5.00	5.00	5.00	5.00
Gold Price (US$/oz)	1,750	1,750	1,750	1,750	1,750	1,750	1,750
Silver Price (US$/oz)	18.00	18.00	18.00	18.00	18.00	18.00	18.00

Operating Cost Detail (R$ 000s)
Mining Costs (incl. Development)	20,982	88,365	93,448	65,702	60,909	36,084	39,012
Processing Costs	7,618	35,352	36,064	35,308	32,537	19,255	20,787
Operational Support	5,113	19,640	17,333	17,333	17,333	10,400	11,440
Sub Total (R$ 000s)	33,714	143,357	146,845	118,343	110,778	65,739	71,238
less: Silver Credit	(538)	(1,833)	(2,278)	(2,372)	(2,038)	(1,211)	(1,383)
less: Capitalized Development	(9,531)	(36,964)	(19,822)	(1,705)	(418)	-	-
less: Operator Bonus Provision	(775)	(6,154)	(6,154)	(6,154)	(6,154)	(6,154)	(6,154)
Total, C1 Basis (R$ 000s)	22,870	98,405	118,591	108,111	102,167	58,373	63,700
C1 Cast Cost (R$ per oz)	$2,187	$2,761	$2,678	$2,344	$2,578	$2,479	$2,368
C1 Cash Cost (US$ per oz)	$437	$552	$536	$469	$516	$496	$474
add: G&A (incl. Bonus Provision)	4,398	20,023	20,023	20,023	20,023	14,476	15,308
add: Sustaining Capital (incl. Development)[2]	12,201	43,543	32,109	5,652	3,257	2,484	-
add: CFEM Royalty (1.5%)	1,381	4,706	5,847	6,089	5,232	3,109	3,552
add: Transport & Insurance	20	72	72	72	72	72	72
Total, AISC Basis (R$ 000s)	$40,870	$166,750	$176,643	$139,947	$130,752	$78,514	$82,632
AISC (R$ per oz)	$3,908	$4,678	$3,988	$3,034	$3,299	$3,334	$3,072
AISC (US$ per oz)	$782	$936	$798	$607	$660	$667	$614

C1 Cash Cost / AISC Notes:

1.	2020 operating costs are presented for the three months of the mineral reserve schedule from the day immediately following the Effective Date to December 31, 2020.
2.	Sustaining Capital (including Development) as further detailed in Table 70, “Forecast Capital Expenditures” of the NX Gold Technical Report.
3.	C1 cash costs per ounce of gold produced and AISC are non-IFRS measures, as more particularly discussed under Chapter 22.1.
4.	Operating Costs presented in BRL, thousands.

1.12       Economic Analysis

An economic analysis was prepared for the NX Gold Mine using the following primary assumptions:

•	Considers commencing on day immediately following the Effective Date and does not include actual performance achieved prior to October 1, 2020.

•	Total ore processed of 862.1 thousand tonnes at an average head grade of 8.88 g/t gold.

•	Gold and silver sales are assumed to equal production, with total sales of 226,599 ounces of gold and 129,489 ounces of silver.

•	Metal prices of US$1,750 per ounce of gold and US$18.00 per ounce of silver.

•	USD:BRL foreign exchange rate of 5.00.

•	CFEM royalty based on 1.5% of gross revenue.

The NX Gold Mine produces an undiscounted after-tax cash flow of approximately R$907 million (approximately US$181 million).

The after-tax NPV at a 5% discount rate is US$156.3 million. The results of the economic analysis are shown below in Table 9.

An after-tax sensitivity analysis was performed considering changes in gold price, foreign exchange rates, and capital and operating costs. The analysis shows that the NX Gold Mine is most sensitive to gold prices and foreign exchange rates.

Table 9 - Economic Analysis of the NX Gold Mine

Assumptions		2020[1]	2021	2022	2023	2024	2025	2026
Exchange Rate	R$/US$	5.00	5.00	5.00	5.00	5.00	5.00	5.00
Gold Price	US$/oz	1,750	1,750	1,750	1,750	1,750	1,750	1,750

Production
Ore Mined	tonnes	46,455	166,989	179,438	170,863	139,415	80,623	78,352
Gold Grade Mined	g/t	7.61	7.21	8.34	9.13	9.61	9.87	11.61
Ore Processed	tonnes	46,455	166,989	179,438	170,863	139,415	80,623	78,352
Gold Grade Processed	g/t	7.61	7.21	8.34	9.13	9.61	9.87	11.61
Global Recovery	%	92.1	92.1	92.1	92.0	92.0	92.0	92.0
Gold Contained	ounces	10,458	35,647	44,291	46,121	39,631	23,550	26,901

Capex
Investments	000 R$	36,010	70,272	37,035	11,189	6,402	3,379	24,939
Total	000 R$	36,010	70,272	37,035	11,189	6,402	3,379	24,939

Operating Costs
General & Administrative	000 R$	3,622	13,869	13,869	13,869	13,869	8,321	9,153
Operational Support	000 R$	5,113	19,640	17,333	17,333	17,333	10,400	11,440
Underground Mining	000 R$	20,982	88,365	93,448	65,702	60,909	36,084	39,012
Processing	000 R$	7,618	35,352	36,064	35,308	32,537	19,255	20,787
Sub Total	000 R$	37,336	157,226	160,714	132,212	124,647	74,060	80,392
Depreciation/Exhaustion	000 R$	10,500	40,486	56,115	57,452	51,885	37,476	38,109
Total Costs	000 R$	47,837	197,712	216,829	189,664	176,531	111,536	118,500

Revenue
Gold Sales	ounces	10,458	35,647	44,291	46,121	39,631	23,550	26,901
Gross Metal Revenue	000 R$	91,507	311,909	387,549	403,556	346,771	206,059	235,387
Total Net Metal Revenue	000 R$	90,664	309,035	383,979	399,839	343,577	204,166	233,219
Total Net Revenue	000 R$	90,664	309,035	383,979	399,839	343,577	204,166	233,219

P&L
Net Revenue	000 R$	90,664	309,035	383,979	399,839	343,577	204,166	233,219
Opex	000 R$	(47,837)	(197,712)	(216,829)	(189,664)	(176,531)	(111,536)	(118,500)
Less Capitalized Development[2]	000 R$	9,531	36,964	19,822	1,705	418	-	-
Gross Profit	000 R$	52,358	148,287	186,971	211,881	167,464	92,630	114,719
Effective Tax Rate	%	14.8	15.5	12.9	13.6	13.4	9.7	11.8
Income & Social Contribution Taxes	000 R$	(7,749)	(23,036)	(24,138)	(28,737)	(22,502)	(8,947)	(13,518)
Net Profit	000 R$	44,609	125,251	162,834	183,144	144,962	83,683	101,201

Cash Flow
Revenue	000 R$	90,664	309,035	383,979	399,839	343,577	204,166	233,219
Opex (ex-Depreciation & Exhaustion)	000 R$	(37,336)	(157,226)	(160,714)	(132,212)	(124,647)	(74,060)	(80,392)
Less Capitalized Development[2]	000 R$	9,531	36,964	19,822	1,705	418	-	-
Income & Social Contribution Taxes	000 R$	(7,749)	(23,036)	(24,138)	(28,737)	(22,502)	(8,947)	(13,518)
Employee Bonuses	000 R$	-	(6,860)	(6,860)	(6,860)	(6,860)	(6,860)	(6,860)
Operating Cash Flow	000 R$	55,110	158,877	212,089	233,736	189,986	114,298	132,449
CAPEX	000 R$	(36,010)	(70,272)	(37,035)	(11,189)	(6,402)	(3,379)	(24,939)
Free Cash Flow	000 R$	19,099	88,605	175,054	222,547	183,584	110,919	107,510
Accumulated Free Cash Flow	000 R$	19,099	107,704	282,758	505,305	688,889	799,809	907,319
Free Cash Flow	000 US$	3,820	17,721	35,011	44,509	36,717	22,184	21,502
Accumulated Free Cash Flow	000 US$	3,820	21,541	56,552	101,061	137,778	159,962	181,464
Discount Rate	%pa	5%
Results
After-Tax NPV5	000 US$	156,342
IRR	%pa	n/a
Simple Payback	years	n/a

(1) 2020 based on the 3 months from October 1, 2020 to December 31, 2020

1.13       Conclusions and Recommendations

The authors of the NX Gold Technical Report have carried out a review and assessment of the material technical issues that could influence the future performance of NX Gold and classified the Mineral Resource and Mineral Reserve estimates. The authors found that the procedures and processes adopted by NX Gold personnel to produce the geological models were executed according to proper industry standards. Sampling, QA/QC, security and data control were similarly in line with industry best practices and support the current Mineral Resource and Mineral Reserve estimate. The authors note the following:

a.	NX Gold holds the surface rights and permits required to conduct the mining operation as outlined in the Mineral Reserve estimate. Future development beyond the stated Mineral Reserves may require the acquisition of additional surface rights.

b.	The authors have carried out the appropriate review to satisfy that the Mineral Reserve can be technically and profitably extracted. Consideration has been given to all technical areas of the operations, the associated capital and operating costs, and relevant factors including marketing, permitting, environmental, land use and social factors. The authors are satisfied that technical and economic feasibility has been demonstrated.

c.	The authors have not identified any known mining, metallurgical, infrastructure, permitting, legal, political, environmental or other relevant factors that could materially affect the development or extraction of the stated Mineral Reserves.

Regarding the Mineral Resource and Mineral Reserve estimation process, and to continue to ensure the continuity of mining operations, the authors recommend a work program that includes the following:

•	Intensify the exploratory program in the regions classified as exploration potential to further define and classify these zones into incremental Mineral Resources (and Mineral Reserves).

•	Undertake additional infill drilling campaigns to upgrade the classification of Indicated Mineral Resources into Measured Mineral Resources and Inferred Mineral Resources into Indicated Mineral Resources.

•	It is recommended that NX Gold implement an update to its QA/QC procedures to ensure that there is no possibility of contamination in the preparation and analytical results of the Company’s duplicate check-sample program.

•	Undertake a study to improve model to mine reconciliation.

The hanging wall of the deposit, in the opinion of the authors of the NX Gold Technical Report, is competent enough for the current mining method provided mining support is implemented as designed. GE21 recommends the Company undertake a third-party geotechnical study to further evaluate the potential of reducing sill pillar thickness with the aim of increasing mine recovery during the primary mining phase of the operations.

A summary of the proposed work program is detailed below. At the time of the NX Gold Technical Report, 8 drill rigs had been mobilized to the property and were undertaking various exploration programs aimed at increasing the current Mineral Resources and Mineral Reserves of the property.

Table 10 - GE21 Recommended Work Program

Program	Budget (US$)
Exploration drill program in the regions identified as having exploration potential	$5,000,000
Infill drill campaign to promote the classification of measured Mineral Resources	$5,000,000
QA/QC Program Update & Validation	$20,000
Mine to mill reconciliation program	$50,000
Geomechanics study to improve mine recoveries	$300,000
Total	$10,370,000

Updated Information with respect to the NX Gold Property

The following update has been prepared under the supervision of and approved by Ricardo Emerson Re, MSc, MBA, MAusIMM (CP) (No. 305892), Registered Member (No. 0138) (Chilean Mining Commission) and Resource Manager of the Company who is a “qualified person” within the meanings of NI 43-101.

Mineral Resource and Mineral Reserve Estimates as at December 31, 2020

The Mineral Resource and Mineral Reserve estimates contained in the NX Gold Technical Report were prepared as at August 31, 2020 and September 30, 2020, respectively. As production at the NX Gold Property has continued since the preparation of these estimates, the Mineral Resources and Mineral Reserves at the NX Gold Property have decreased.

Accordingly, set out below is an internal update of the Mineral Resource and Minerals Reserve estimates as at December 31, 2020, based on a 1.90 g/t cut-off gold grade for Mineral Resources, cut-off grades for Mineral Reserves (3.14 gpt applied to mining stopes in room and pillar mining areas and 3.22 gpt to stopes in cut and fill mining areas, incorporating mining and development, processing, general and administrative and indirect costs; 0.80 gpt applied to gallery development incorporating development and processing costs; and 2.30 gpt applied to mining marginal material adjacent to planned mining stopes incorporating mining, development and processing costs), and accounting for the material mined since the preparation of the Mineral Resource and Mineral Reserve estimates contained in the NX Gold Technical Report. Mineral Resources are shown inclusive of Mineral Reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Table 11 - Mineral Resource Estimate, December 31, 2020

Classification	Tonnage (000 tonnes)	Grade (gpt Au)	Au Contained (000 ounces)
Indicated Mineral Resource (inclusive of Reserves)
Santo Antonio Vein	728.6	10.98	257.1
Brás Vein	6.9	3.36	0.7
Buracão Vein	-	-	-
Total Indicated Resource	735.5	10.91	257.8

Inferred Mineral Resource
Santo Antonio Vein	267.8	13.08	112.6
Matinha Vein	149.0	12.15	58.2
Brás Vein	149.3	4.81	23.1
Buracão Vein	7.7	2.77	0.7
Total Inferred Resource	573.8	10.55	194.6
1.	Mineral Resource effective date of December 31, 2020
2.	Presented Mineral Resources inclusive of Mineral Reserves. Indicated mineral resource totals are undiluted. All figures have been rounded to the relative accuracy of the estimates. Summed amounts may not add due to rounding.
3.	Grade-shell 3D models using 1.20 gpt gold were used to generate a 3D mineralization model of the NX Gold Mine. Mineral Resources were estimated using ordinary kriging within 2.5 meter by 2.5 meter by 0.5 meter block size. Mineral Resources were constrained using a minimum stope dimension of 1.25 meters by 1.25 meters by 1.50 meters and a cut-off of 1.90 gpt based on gold price of US$1,900 per ounce of gold and total underground mining and processing costs of US$115.14 per tonne of ore mined and processed. The Mineral Resource estimates were prepared in accordance with the CIM Standards, and the CIM Guidelines, using geostatistical and/or classical methods, plus economic and mining parameters appropriate to the deposit.

Table 12 - Mineral Reserve Estimate, December 31, 2020

Classification	Tonnage (000 tonnes)	Grade (gpt Au)	Au Contained (000 ounces)
Probable Mineral Reserve
Santo Antonio Vein	816.6	8.89	233.3
Brás Vein	-	-	-
Buracão Vein	-	-	-
Total Probable Reserve	816.6	8.89	233.3
1.	Mineral Reserve effective date of December 31, 2020.
2.	All figures have been rounded to the relative accuracy of the estimates. Summed amounts may not add due to rounding.
3.	Mineral reserve estimates were prepared in accordance with the CIM Standards and the CIM Guidelines, using geostatistical and/or classical methods, plus economic and mining parameters appropriate for the deposit. Mineral reserves are based on a long-term gold price of US$1,650 per oz of gold, and a USD:BRL foreign exchange rate of 5.00. Mineral reserves are the economic portion of the Indicated Mineral Resources. Mineral Reserve estimates include operational dilution of 17.4% plus planned dilution of approximately 8.5% within each stope for room-and-pillar mining areas and operational dilution of 3.2% plus planned dilution of 21.2% for cut-and-fill mining areas. Assumes mining recovery of 92.5% and 94.7% for room-and-pillar and cut-and-fill areas, respectively. Practical mining shapes (wireframes) were designed using geological wireframes / Mineral Resource block models as a guide.

As with the Mineral Reserve estimate (as at September 30, 2020) in the NX Gold Technical Report, the Mineral Reserve estimate as at December 31, 2020 is derived from the Indicated Mineral Resource as defined within the resource block model following the application of the same economic and other modifying factors described in the NX Gold Technical Report.

Inferred Mineral Resources, where unavoidably mined within a defined mining shape have been assigned zero grade. Dilution occurring from Indicated Mineral Resource blocks were assigned grade based upon the current Mineral Resource grade of the blocks included in the dilution envelope.

BOA ESPERANÇA PROPERTY

The scientific and technical information in this section relating to the Boa Esperança Property is a direct extract of the Executive Summary section contained in the Boa Esperança Technical Report dated September 7, 2017 with an effective date of June 1, 2017, which has been conformed to be consistent with other defined terms and formatting within this AIF. The entire Boa Esperança Technical Report, a copy of which is available for review under the Company’s profile on SEDAR at www.sedar.com, is incorporated by reference into this AIF and should be consulted for details beyond those incorporated herein.

Executive Summary

SRK was commissioned by Ero to prepare a NI 43-101 compliant Feasibility Study (“FS”) for the Boa Esperança Deposit (“Boa Esperança” or the “Project”) as part of the Boa Esperança Property located in Pará, Brazil. The Project was acquired by MCSA from Corporacion Nacional Del Cobre (Codelco) in 2007 and is now 100% owned by MCSA. In December 2016, Ero acquired approximately 85.0% interest in MCSA. In June 2017, Ero acquired an additional 14.5% by subscribing for shares from treasury for a total interest in MCSA of approximately 99.5%.

The Boa Esperança Technical Report is an update of a prior 2015 report prepared by SRK. The original 2015 report has been updated based on work performed throughout various studies developed for the Project by third-party technical and engineering firms throughout the course of the Project’s ownership under MCSA. SRK has reviewed the contents and, where relevant, has accepted and/or modified the conclusions therein based on the judgment of the authors and the recommendations therein. There has been no new material scientific or technical information about the property since the publication of these reports. It is the opinion of the authors of the Boa Esperança Technical Report that the information contained in such reports has been appropriately reviewed and are current for the purposes of NI 43-101. A full list of references relevant to the Project is listed in Chapter 27 – References.

1.1	Property Description and Location

The Boa Esperança copper deposit is located in the municipality of Tucumã, Pará State, Brazil. The site is located approximately 40 km to the southwest of the town. Tucumã can be accessed by state highway PA-279, which connects the town of Xinguara to the town of São Felix do Xingu, a stretch of road that runs for approximately 160 km. The junction of PA-279 with federal highway BR-155 is in Xinguara. The latter is the main highway leading to the city of Marabá, situated around 220 km north of Xinguara.

1.2	Ownership

MCSA acquired the Boa Esperança copper deposit concession from Corporación Nacional del Cobre (Codelco) in 2007 and became the legal owner of the mineral rights to the Boa Esperança copper deposit. In December 2016, Ero acquired approximately 85.0% interest in MCSA. In June 2017, Ero acquired an additional 14.5% by subscribing for shares from treasury for a total interest in MCSA of approximately 99.5%.

The legal status of MCSA’s mining rights is as follows:

•	The Final Exploration Report was presented to the DNPM on April 10, 2008 and was approved by the DNPM on July 30, 2009;

•	MCSA filed for the Mining Concession through the presentation of an Economic Exploitation Plan (Plano de Aproveitamento Econômico or PAE), which was filed with the DNPM on May 5, 2010; and

•	The Preliminary License was filed with the DNPM on March 22, 2012.

All criteria to obtain the mining rights have been fulfilled and the Ero is awaiting final approval of the change status to a full Mining Concession after issuance of the Installation License, currently under review by the Pará State environmental agency.

The Mineral Resources and Mineral Reserves disclosed in this report are completely contained within the Exploration Licence held by MCSA. MCSA is either the beneficial owner or has the right to the required surface rights for the envisioned operations.

1.3	Geology and Mineralization

The Carajás Mineral Province, where the Boa Esperança copper deposit is located, is on the east side of the Amazon Craton and is considered one of the most important mineral provinces in Brazil. It is a region of high economic importance, as it hosts the world’s largest known high-grade Fe deposits, as well as world-class Cu-Au deposits, such as Salobo, Sossego, 118, Cristalino and Igarapé Bahia-Alemão. Deposits of Mn, Ni, Cr, Al and Zn have also been identified in the province. The existence of high-grade significant deposits elsewhere in the region provides no assurance regarding the size, extent, grade, or value of any deposits or prospective deposits at the Boa Esperanҫa.

The Carajás Mineral Province encompasses two distinct tectonic domains, both of these Archean in age. The South Block, which is the older of the two (3.0 to 2.86 Ga) and is where the Boa Esperança deposit is located, is called the Rio Maria Block and contains a typical granite-greenstone belt terrain. The North Block, which is the younger domain (2.8 to 2.5 Ga), is called Carajás and is composed of volcano-sedimentary rocks and granitoids, which host the large Fe, Cu-Au, Mn, Ni and Zn deposits in the province. These two blocks are considered to be products of the juxtaposition of volcanic island arcs and plutonic-like Andes environments, associated with an intra-continental mantle plume.

The Boa Esperança copper deposit occurs within an isolated hill, which is elongated in a NNE direction and located 38 km SW following a straight line from the town of Tucumã. The topographic high is supported mainly by breccias composed of quartz and magnetite, which cut the Neoarchean biotite-granite (2.78 Ga), the host of the copper mineralization. The Neoarchean biotite granite intrudes into the Mesoarchean Rio Maria granodiorite (2.85 Ga).

Mineralization consists of a series of brecciated zones, which are aligned N60°-70°E and incline in a SE direction (60°-70°SE). However, another alignment of about N40°E was observed in the field and coincides with the elongation of the Boa Esperança hill.

1.4	Exploration Status

Project exploration has consisted of ground geological mapping and sampling, geophysical surveys and exploration drilling. Ground geophysical surveys completed include magnetic and gravity surveys and induced polarization electrical surveys.

The geophysical surveys were completed by Codelco during the period from 2003 to 2006. The exploration work conducted by MCSA includes confirmation drilling conducted during the period from 2008 through 2013, and site-specific studies in support of this and prior feasibility studies.

The Project’s first drillhole campaign began in 2003 under the supervision of Codelco. Codelco completed four drillhole campaigns in 2003-2004, 2005 and 2006. Codelco completed 62 core drillholes, totaling 21,956.12 m on a 200 m x 200 m drilling grid that was infill drilled to 100 m x 100 m.

MCSA completed additional drilling between 2008 and 2013, totaling 36,016.13 m, for a project total of 57,972.25 m in 165 core holes. Infill drilling was completed to approximately 50 and 25 m centers for the core of the deposit.

The deposit has been drilled sufficiently to allow for the definition of Mineral Resources as defined under NI 43-101.

1.5          Mineral Resource Estimate

The Mineral Resource estimate was prepared by SRK Senior Geologist Rafael Russo Sposito and supervised by SRK Principal Resource Geologist Carlos César Barbosa; Mr. Barbosa is a Qualified Person and is independent of MCSA as defined by NI 43-101.

The Mineral Resource estimate was prepared using a three-dimensional percentage block model of 10 m x 10 m x 5 m. In addition, oxidation state and resource classification codes were assigned to each block. The resource estimation was conducted using Geovia GEMS™ (v6.6) software. Other graphs were created using GSLIB software.

The Mineral Resources are constrained to a pit optimization shell run with the following parameters:

•	Copper price: US$4.00 per pound;
•	Mining cost: US$2.25/t moved;
•	Processing cost + G&A: US$8.21/t processed;
•	TC/RC: US$0.32/lb copper; and
•	Recovery: 91%.

The internal copper CoG (excluding mining costs) is 0.20%.

The Measured, Indicated and Inferred Mineral Resources within the pit optimization shell are given in Table 1. The copper grades are undiluted grades within the grade shell wireframes.

Table 1: Mineral Resource statement, Boa Esperança Copper Project, Pará State,
Brazil, SRK Consultores do Brasil LTDA., June 1, 2017

Domain	Category	Quantity (Mt)	Cu %	Contained Cu (tonnes)
	Measured	41.00	0.81	332,100
	Indicated	26.17	0.62	162,254
Sulfide	Measured + Indicated	67.17	0.73	490,341
	Inferred	1.35	0.56	7,560
Secondary Sulfide	Inferred	2.05	0.69	14,145
Total	Measured	41.00	0.81	332,100
	Indicated	26.17	0.62	162,254
	Measured + Indicated	67.17	0.73	490,341
	Inferred	3.40	0.64	21,760

Source: SRK

Effective Date: June 1, 2017

(1) Tonnes and grade are rounded to reflect approximation.

(2) Mineral Resources are stated at a cut-off grade of 0.2% Cu and are fully contained within an optimized pit shell.

(3) Stated Mineral Resources are inclusive of Mineral Reserves.

Mineral Resources are not Mineral Reserves and have not demonstrated economic viability. Mineral Resource estimates do not account for mineability, selectivity, mining loss and dilution. These Mineral Resource estimates include Inferred Mineral Resources that are normally considered too geologically speculative to allow for the application of economic considerations that would see them categorized as Mineral Reserves. There is also no certainty that these Inferred Mineral Resources will be converted to Measured and Indicated categories through further drilling or into Mineral Reserves once economic considerations have been applied.

1.6	Mineral Reserve Estimate

The conversion of Mineral Resources to Mineral Reserves requires accumulated knowledge achieved through pit optimization, pit design, economics and associated modifying parameters.

The Mineral Reserves were calculated based on a cut-off grade of 0.28% Cu and a life of mine (“LoM”) copper price of US$ 7,000/t LME Cu.

In accordance with the CIM classification guidelines, only Measured and Indicated Mineral Resource categories are converted to Proven and Probable Mineral Reserves respectively (through inclusion within the open-pit mining limits). Inferred Mineral Resources, where unavoidably mined, have been treated as waste and assigned zero grade.

Table 2 shows the Boa Esperança mine open pit ore reserve statement.

Table 2: Mineral Reserve Statement for the Boa Esperança copper deposit, State of Para,
Brazil, SRK Consultores do Brasil Ltda. as of June 1, 2017

Mineral Reserve Classification	Volume	Density	Dry Tonnes	Cu	Contained Cu
	m3 x 1,000	t/m3	t x 1,000%		t x 1,000
Proven	5,744.50	3.225	18,528.1	0.96	178.05
Probable	315.6	3.089	975.0	0.72	7.02
Total	6,060.10	3.218	19,503.1	0.95	185.07
(1)	Effective Date: June 1, 2017
(2)	Open pit Mineral Reserves assume full mine recovery;
(3)	Open pit Mineral Reserves are diluted along lithological boundaries and assume selective mining unit of 2.5 m x 2.5 m x 5 m;
(4)	The strip ratio was calculated to be 1.93 (waste to ore);
(5)	Reserves are based on a price of US$ 7,000/t LME Cu throughout the life of the mine;
(6)	Reserves are based on a cut-off grade of 0.28% Cu;
(7)	Mineral Resource tonnage and contained metal have been rounded to reflect the accuracy of the estimate. As a result of this rounding, the numbers may not add up;
(8)	Contained copper is reported as in-situ and does not include process recovery; and
(9)	The Mineral Reserve estimate was calculated by Rubens Mendonça, BSc, MBA, Chartered Professional Member of the AusIMM, Mining Manager of SRK Consultores do Brasil as at the date of the report (currently Director of Planminas), in accordance with the standards set out in CSA, NI 43-101 and generally accepted CIM “Estimation of Mineral Resource and Mineral Reserves Best Practices” guidelines.

1.7	Mining Methods

Boa Esperança is a copper deposit, averaging approximately 0.95% Cu diluted grade within the minable pit. The mineralization is close to the surface and the resource is appropriate for an open pit mining operation.

The final pit design in this feasibility phase of the Boa Esperança project totals 19.5 Mt of Proven and Probable Mineral Reserves with an average diluted grade of 0.95% Cu. From this total, 17.5 Mt is classified as high grade material with an average Cu content of 1.02% and the remaining 2.0 Mt as low grade material, with a grade of 0.34% Cu.

Waste materials amount to 37.7 Mt, which is comprised of 19.6 Mt of saprolite, 8.9 Mt of weathered rock and 9.2 Mt of fresh rocks. The LoM strip ratio of waste to ore is 1.93.

The operation of the Boa Esperança mine will utilize conventional open pit mining techniques and small size mining equipment to mine a total of 57.2 Mt of material over the life of the mine. This comprises 19.5 Mt of ore and 37.7 Mt of waste materials. A total of 5.1 Mt of ore will be moved from the stockpiles to the plant.

The main mine equipment selected for the Boa Esperança project consists of 4.0 m3 hydraulic excavators, on-highway 35t trucks and drills.

It has been assumed that 100% of weathered and fresh rocks and 10% of saprolites will be drilled and blasted in 10-meter-high benches. Ore will be hauled to the primary crusher or to the run of mine (ROM) stockpiles close to the primary crusher. Waste materials will be hauled to different dumps and destinations. Grade control will be performed through drilling, sampling and assaying materials within the pit limits using the production drills.

The mine is scheduled to operate in three 8 hour shifts, 7 days per week, 365 days per year. Whenever mine production needs to be reduced or interrupted, the primary crusher will be fed from the regularization pile using a front-end loader.

1.7.1	Geotechnical

Three distinct layers of materials were identified: saprolite, weathered rocks and fresh rocks.

Based on the Planer Rupture models between berms performed in studies 8 and 9, steeper angles for the excavated slopes in the weathered and fresh rocks have been proposed. However, for the saprolite, a shallower angle is recommended, as this material forms a less cohesive soil and is more likely to fail at steep slope face or inter-ramp angles.

Table 3 shows the slope geometry proposed by SRK for each type of material.

Table 3: Proposed angles for each type of material

	Saprolite	Weathered Rock	Fresh Rock
Bench Heigth	10,0 m	10,0 m	10,0 m
Berm Widtht	7,0 m	5,0 m	5,0 m
Slope Face Angle	45º	70º	83º
Inter-Ramp Angle	31,5º	49º	58º

1.8	Mineral Processing and Metallurgical Testing

This section describes the experimental work performed with the samples of two different rock types from Boa Esperança deposit, Tucumã, PA, namely "breccia" and "granite".

In early test work, the Boa Esperança deposit was considered as a conventional disseminated copper deposit. However, it has two distinct geological features, a breccia and a granite rock type. The sulphide minerals have been concentrated in faults and open spaces within the granite body.

An experimental program was developed in two primary stages to characterize the ore and evaluate pre-concentration methods: bench scale testing performed on a trays jig, followed by continuous tests with a small-scale pilot plant.

Their results confirmed the previous experimental conclusions:

•	30% of the crushing product is under 3mm and shows copper enrichment factors between 1.55 and 2.0 as compared to the ROM copper grade. The coarse fraction which fed the jig had a copper grade enrichment factor between 0.75 and 0.8 of the ROM grade, implying copper is mostly contained in the minus 3mm fraction.

•	50% of the mass was rejected in jigging. The copper recovery varied from 86% to 96%. Adding to this recovery the recovery of the copper contained in the finer fraction (-3 mm) of the crushed product, the total recovery of the circuit incresaed to 90% to96%.

•	After the jigging continuous testing, the jig concentrate was crushed to minus 3.35 mm and recombined with the natural fines (minus 3 mm) from each rock type then ground to 106 µm. Locked cycle froth flotation locked tests were performed to concentrate the copper sulphide.

•	The tailings of this initial flotation were refloated to concentrate pyrite (sequential flotation).

•	The tailings of this second stage flotation were submitted to magnetic separation and yielded an iron ore concentrate and the final fine tailing.

•	The conclusion of this work is that pre-concentration is an effective method for rejecting a significant mass of ROM feed, with minimum copper losses. In practice, this will reduce the size of the crushing and concentrating plant and as a result - the capital and operating costs.

•	It was also demonstrated that jigging using simple equipment as the AllMineral jig (a Baum-type pneumatic jig) is effective. More sophisticated equipment, such as dense media separators, or specialized jigs with artificial beds or for special use, are unnecessary.

•	The pre-concentration study was followed by blending the jig concentrate with the minus 3 mm of the ROM, grinding and performing froth flotation and magnetic separation testing.

•	The main deleterious contaminants like F, Cl, U, As, P, Pb and Zn are present in the concentrate in traces such that significant smelter penalties are not anticipated.

•	Bond crushability indexes varied from 14.9 to 18.1 kWh/t, averaging 16.7 kWh/t indicating difficult crushing plant feed.

•	Bond ball mill work indexes ranged from 13.9 to 17.0 kWh/t with an average of 15.7 kWh/t, indicating a medium/hard plant feed.

The result used to estimate the predicted recovery, as a function of feed grade is summarized in Figure 1. The blue line shows the recovery for ROM grades greater or equal to 0.57% Cu and the red shows expected recovery for grades bellow 0.57% Cu.

Figure 1: Overall recovery (%) x ROM grade (% Cu)

1.9	Recovery Methods

Open pit mining is planned for a production rate of 2.31 million tonnes (Mt) per year at an average ore grade of 1.14% Cu. Ore will be processed in a concentrator at a rate of 9,033.6 tonnes per day (t/d) (primary crushing) using conventional processes considered standard to the industry. The processing flowsheet, as well as the initial mass balance is based on work performed in 2011 by, “Consolidação do Desenvolvimento de Processo – Projeto Boa Esperança”, dated January 2011 (the “2011 Metallurgical Report”), the results of which were reviewed and verified by SRK.

Although not used specifically as the basis for process design criteria, confirmatory variability test work was undertaken by SGS-Geosol and reported in the following studies: “Final Report – Flotation Testwork on Copper Samples from the Boa Esperança Project”, dated May 10, 2012 (the “2012 Metallurgical Report”). Subsequent to that work, several additional confirmatory campaigns were conducted, producing the following reports:

•	“VLC-Testes de sedimentação e filtração-15/12/14”;

•	“Simulação de britagem Metso, novembro 2014”; and,

•	“SGS Geosol – Testes de Wi-04/09/14”, “SGS Geosol – Final Report-Jigging, flotation and magnetic separation on a composite sample for the Boa Esperança Project – Final Report – SG0014-1403/rev02 – 10/04/2015”.

The final process design and mass balance was performed by incorporating a jigging pre-concentration stage prior to flotation, based on favorable metallurgical testwork results.

1.9.1	Final Process Flowsheet Design

The process flowsheet includes three-stage crushing, screening, jigging, ball mill grinding, copper rougher flotation, two stages of copper cleaner flotation and pyrite flotation from the copper rougher and scavenger flotation tailing. The final copper concentrate is thickened prior to pressure filtration and the flotation tailing is cycloned, dewatered, thickened and filtered prior to discharge to the tailing storage facility. The pyrite concentrate from the pyrite flotation is sent to the high sulfur pond.

1.9.2	Final Process Material Balance

Process plant material balances have been developed for the crushing circuit, screening circuits, jigging, grinding, copper flotation, regrind, pyrite flotation, concentrate / tailing thickeners and dewatering circuits.

1.9.3	Final Process Plant Water Balance

The water balance includes the water requirements for both raw water and recycled process water. A fresh water requirement of 143 m3/hr is estimated and is based on an overall process plant water requirement of 560.8 m3/hr with 552.0 m3/hr being provided as recycled process water. Water losses of 156.3 m3/hr are estimated. It is assumed that the gland seal water for pumps, water for reagents preparation, potable water and make-up water will be provided by clean raw water. The rest of the water requirements within the process plant will be from recycled process water.

1.10	Tailings

SRK reviewed and relied upon the work performed by VOGBR Recursos Hídricos & Geotecnia (Minas Gerais, Brazil) during 2014-2015 who developed the Basic Design of the B2 Dam and the Conceptual Design of the Water Pond that will be implemented at the Boa Esperança Mine. The dams will have distinct purposes as shown below.

1.10.1	Water Pond

The reservoir of the water pond will have the purpose of storing clean water to meet the supply demands of the plant, considering a flow of 150 m³/hour during uninterrupted operations for a year. In December 2014, MCSA contracted VOGBR to develop the current work. The Water Pond will be built in the Jatobá Creek, within the limits of the MCSA properties.

1.10.2	B2 Dam

The reservoir of the B2 Dam will have the purpose of containing the hazardous tailings resulting from the copper ore beneficiation and to recover water to rationalize the use of new water, minimizing the need to collect water in the waterbodies of the region. In December 2014, MCSA contracted VOGBR to develop the current work. At that time, the construction of a waterproof dam constituted by a compacted soil embankment to meet the new tailings volumes generated in the Boa Esperança Copper Mine project was assessed. The considered operational life of the mine was 11 years.

The tailings to be deposited in the B2 Dam will be classified according to the ABNT NBR 10.004/2006 Standard as Class I tailings (hazardous). Since the tailings are Class I, the B2 Dam shall be watertight observing a minimum layer of non-saturated soil of 1.50m, measured between the bottom of the deposit and the critical water level. In addition, the design shall include the definition of the leak detection system and waterproofing system.

1.10.3	Tailings Storage

Studies for the Basic Design of saprolite and tailing dump aimed to define the geometry of its final arrangement and to size the proposed structures to internal and surface drainage systems.

The geometry proposed for the dump was adequate with regards to the geotechnical stability, showing security factors for normal and critical conditions equal to 1.5 and 1.3, respectively.

The final configuration of the dumps will consist of berms measuring 10 meters wide and benches with 10 meters’ height, with final angle of 2H:1V, after compaction of the tailing and enveloping with compacted soil of the saprolite and tailings dump. The volumetric capacity for the disposal of tailing and waste in the final configuration is 15.4 Mm³.

The bottom drain system will be used to collect the contributions from the input of incident waters in the dump, avoiding its saturation. These drains should be protected by a saprolite layer, to prevent that the traffic or surface draining damages the granular material of the section.

The materials to be disposed will be transported by conveyor belts, in the case of the waste processing plant, and dump trucks from the pit, in the case of the saprolite.

1.10.4	Hydrology

Studies conducted in the period of January to November 2011, consisted of the following steps:

•	Inventory of water sources and users;

•	Flow measurements in major drainages;

•	Preparation of hydrogeological conceptual model;

•	Evaluation of impacts to water resources;

•	Assessment of water availability; and

•	Projection of the monitoring network.

During the months of February and September 2011 flow measurements related to the rainy and dry periods were conducted in the Project area in conjunction with environmental permit work. In each of these periods five different points located in the main drainages were established for the implementation of flow measurements. Also in the month of September a flow measurement was held in the Branco River, located approximately 15 km south of the Project.

The hydrogeological system in the region has the typical characteristics of formations located in crystalline basement aquifers. This is an aquifer consisting of a shallow weathered mantle with metric thickness (Porous Aquifer), superimposed over the crystalline basement (Fractured Aquifer), deformed and fractured.

The results indicate that the Project area has a low water potential, as many springs and surface water bodies have intermittent flow, becoming dried during the dry season. The underground reservoirs were also evaluated as an alternative to water capturing. However, tests performed in tubular wells showed low production capacity, with pump flow rate of about 6 m³/h.

The water pond designed by VOGBR will have the purpose of storing clean water to meet the demand of the plant, estimated at a flow of 150m³/hour, working for a year without interruption. The water pond will be located in the Jatobá stream, within the area owned by MCSA.

1.10.5	Project Infrastructure

Based on the estimated production volumes of copper concentrates, the best logistic alternatives between the Project and ports have been reviewed.

Tucumã, PA was considered as the starting point for the Project, considering:

•	Domestic transportation;

•	Cargo handling at the port;

•	Sea transportation.

For domestic transportation, haulage by truck appears to be the only viable ground transportation. Although Para’s State is crossed by the Carajas’ Railroad and the Tocantins River, both of these alternatives present some deficiencies that hinder the utilization of the routes.

Vila do Conde has shown the best conditions for loading since Itaqui is limited to train transport options. Further, Vila do Conde is a better organized industrial port, with ample area which can be leased from the port authorities or from third companies.

The primary logistic challenges facing the Project are:

•	Long distance to port;

•	Limited accessibility to the railroad, owned by a private company with a track record of poor third-party service levels;

•	Limited port infrastructure; and,

•	Chronic congestion at ports near the Project.

1.10.6	Environmental Management and Permitting

The Pará State Environmental Agency granted a Preliminary License (PL) to MCSA on March 7, 2012 which was subsequently renewed on June 19, 2013. MCSA filed for an Installation License request on April 1, 2013 which is currently under analysis.

A grant for well drilling and evaluation of water potential (considering future groundwater collection for the installation phase) was issued. The formal request for water use will be submitted immediately after the issuance of the Installation License (IL).

The IL is prepared when the project design has advanced far enough for engineering plans to be submitted to the government for approval. The IL is accompanied by an Environmental Control Plan referred to as a PCA (Plano de Controle Ambiental) and a Degraded Area Recovery Plan or PRAD (Plano de Recuperação de Áreas Degradadas). Once the IL has been granted, the DNPM can issue a Mining Concession. It is at this licensing stage that the Legal Reserve is defined. The Legal Reserve is an area whose size depends on state rules requiring the preservation of a portion of the natural biota. It is legalized by the Rural Environmental Register (Cadastro Ambiental Rural – CAR) or at the Real Estate Notary Office as property of the enterprising party, in accordance with Federal Law # 12.651/2012. In Pará the law has established that 80% of the propriety area should remain as a Legal Reserve. This percentage may be changed depending on the specific conditions of Environmental – Economical Zone in each region. This is regulated by the Brazilian Forest Code, Law # 12.651/2012 and Pará State Decree # 2.099/2010.

The area earmarked for deforestation covers 38.65 ha at this stage of the project. The Legal Reserve is being discussed with the Environmental Agency (SEMA) and will be a condition of the IL. The environmental agency is analyzing the IL process for the granting of this license.

The Operating License (OL) allows the project to begin operations and is issued after all of the appropriate environmental measures have been implemented and verified by the authorities. The OL must be renewed during the life of the mine. When the OL is up for renewal, a report summarizing environmental performance must be presented.

If, during the operation, there are substantial changes to the initial project plan (e.g. an additional treatment plant), this will require another specific IL, which will subsequently become an OL.

The baseline characterization studies and environmental impact assessment (EIA) for the Project were prepared and submitted to SEMA in 2008.

The EIA classifies areas of influence into three categories:

•	Área Diretamente Afetada (ADA) = Directly Affected Area;

•	Área de Influência Direta (AID) = Directly Influenced Area; and

•	Área de Influência Indireta (AII) = Indirectly Influenced Area.

Changes to the boundary of the Project area were necessary due to a demand made by the Pará State Environmental Agency during the review of the PL application. The ADA now includes village P07 and drainage of about 200m, which were previously not included. This update added approximately 1,202.1 ha to the ADA. Additionally, the AID now includes springs which flow to the Branco River and Jatobá Creek. The main drainage affected by the project totals 7,204.4 ha.

The final Environmental Control Plan (PCA) was submitted to the environmental agency in April, 2013, and the Company is waiting for grant of the Installation License which is necessary for construction, and ultimately, mining activities, post conversion to an Operating License.

1.11	Economic Analysis

Forecast copper prices over the LOM are presented in Table 4.

Table 4: Copper Prices - US$/t-Cu

Commodity	Yr -2	Yr -1	Yr 1	Yr 2	Yr 3	Yr 4	Yr 5	Yr 6	Yr 7	Yr 8	Yr 9
Metallic Copper	6,063	6,614	6,614	6,614	6,614	6,614	6,614	6,614	6,614	6,614	6,614

The price of the copper concentrate is considered CIF at the port of Shanghai, China. Logistics costs to transport copper concentrate from Boa Esperança to China are presented in Table 5 and Table 6. The logistic cost was considered as 50% "Bulk" and 50% "Container". The economic analysis also considered losses of 0.2% in concentrate transportation for both cases.

Table 5: Logistic Costs - Container

Items	Cost (R$/t-conc)
Copper Project Conc (Truck)	175.01
Handling & Storage (Port)	124.39
Ocean Freight	132.30
Total Freight	R$	431.71

Table 6: Logistic Costs - Bulk

Items	Cost (R$/t-conc)
Copper Project Conc (Truck)	175.01
Handling & Storage (Port)	67.57
Ocean Freight	236.25
Total Freight	R$	478.83

All currency is in Brazilian Reais ($R) unless otherwise stated. The following exchange rates have been considered throughout the economic section of the report.

Table 7: Exchange Rates

	Exchange Rate (R$ per US$)
Currency	Yr -2	Yr -1 – Yr 9
Reais	$3.60	$3.80

1.11.1	Capital Expenditures

The capital cost estimate developed for this Feasibility Study comprises the costs associated with the engineering, procurement, construction, commissioning and pre-operation required for all project facilities. SRK relied upon third-party estimation based on studies developed for the project by engineering firms according to the following scope:

•	SRK Consulting - Mine Equipment Schedule, Mineral Resources, Mineral Reserves, mine equipment capital and mining operating costs, environment and mine closure;

•	Tecnomin Projects e Consultoria Ltda (Minas Gerais, Brazil) - Plant basic engineering;

•	Tyno Consultoria Tributária e Empresarial Ltda (Bahia, Brazil) - Fiscal;

•	VOGBR Recursos Hídricos & Geotecnia (Minas Gerais, Brazil) - Basic Project of Tailings Dam and Conceptual Design of Water Pond.

The required quotations for equipment, materials and services were obtained mainly by MCSA’s Procurement Department (MCPD) and formal enquiries to well-known vendors in the mining business mainly in the 2nd quarter 2015. Based on the deceleration in global mining activity and contraction in the Brazilian economy from the period of 2015 to 2017, no escalation was applied for the current capital cost estimates. SRK has reviewed the costing and third-party reports and is of the opinion that the the estimates are valid for the purposes of this report.

The capital estimate is shown in Table 8.

Table 8: Capital Costs Summary by Area

Area	% of Total	LoM Cost (R$000’s)		Initial (R$000’s)		Ongoing (R$000’s)
Pre-Production	14	89,306		89,306		0
Infrastructure	1	6,615		6,615		0
Mine	8	48,075		35,778		12,298
Plant	39	244,109		244,109		0
Power & Automation	12	76,709		76,709		0
Utility Systems	2	12,065		12,065		0
Administration & Support	4	23,562		23,562		0
Tailings Storage Facilities	7	45,439		45,439		0
Water Pond	1	6,398		6,398		0
Indirect Costs	10	59,740		59,740		0
Salvage	-4	(24,796)		0		(24,796)
Closure	6	39,898		0		39,898
Total	100%	R$	627,120	R$	599,721	R$	27,400

1.11.2	Operating Costs

Operating costs are based on mine, process, tailings and infrastructure facilities design criteria, engineering, as well as budgetary and vendor quotes. All operating costs include supervision staff, operations labor, maintenance labor, consumables, electricity, fuels, lubricants, maintenance parts and any other operating expenditure identified by contributing engineers. The operating costs are shown on Table 9.

Table 9: Project Operating Costs

Item	R$/t-RoM		R$/t-Conc		LoM (R$000’s)
Mining	15.69		561.27		305,774
Processing	19.28		689.72		375,741
G&A	9.54		341.59		186,086
Total	R$	44.48	R$	1,592.58	R$	867,598

1.11.3	Economic Results

The financial analysis results, shown on Table 10, indicate an after-tax net present value (NPV) for the project at an 8% discount rate of US$195.3 million with an IRR of 32.7%. Payback from Project start is approximately 3.6 years.

Table 10: Economic Results

Item	Unit or Factor	Value
Ore Mined	kt	19,500.3
Mined Cu (contained)	kt	185.0
Recovered Cu	kt	163.4
Payable Cu	kt	156.9
Sales Volumes, Prices and Delivery Costs
Cu Price (average over production period)	$/t-Cu	6,614
Treatment Charges (TC)	US$/t conc.	78.50
Refining Charges (RC)	¢/lb	7.85
Tonnes Cu sold	kt	156.9
Revenue
Gross Revenue	R$000’s	3,943,195
Logistics & Sales Costs	R$000’s	(333,113)
CFEM Royalty	R$000’s	(63,104)
Gross Income	R$000’s	3,546,942
TC / RCs	R$000’s	(454,875)
Net Revenue	R$000’s	3,488,320

Operating Costs
Mining	R$000’s	(305,774)

Item	Unit or Factor	Value
Process	R$000’s	(375,741)
G&A	R$000’s	(186,086)
Total Operating Costs	R$000’s	(867,600)
Project Capital (Equity)	R$000’s	(626,126)
Financing Interest	R$000’s	-
Income & Social Contribution Taxes	R$000’s	(251,907)
Operating Cash Flow	R$000’s	1,972,596
Initial Capital	R$000’s	599,719
Equity for funding	R$000’s	-
Share Holders Equity	R$000’s	599,719
Ongoing Capital	R$000’s	12,298

Free Cash Flow	R$000’s	1,345,477
After-tax NPV 8% (per annum)	U$000’s	195,295
IRR		32.7%
Payback	Yrs	3.6

1.12       Conclusions and Recommendations

Conclusions

SRK concurs with the geological interpretation of the mineralization of the Boa Esperança deposit as silica- and sulfide-filled breccias containing copper and cobalt mineralization associated with magnetite, as a variant of an iron-oxide-copper-gold (IOCG) hydrothermal deposit type. SRK concludes that the mineralization has been sufficiently defined through exploration methods, including core drilling, to support the Mineral Resource and Mineral Reserve estimation for use in a Feasibility Study.

SRK has carried out the appropriate review work to satisfy itself that the Mineral Reserve can be technically and profitably extracted through to the production and sale of copper concentrate. Consideration has been given to all technical areas of study, the associated capital and operating costs, and relevant factors including marketing, permitting, environmental and social. SRK is satisfied that the technical and economic feasibility has been demonstrated.

The Mineral Resource and Mineral Reserve Estimates are compliant within the guidelines of NI 43-101 and SRK has not identified any mining, metallurgical, infrastructure, permitting, legal, political, environmental, technical, or other relevant factors that could materially affect the potential development of estimated Mineral Reserves and Mineral Resources.

Recommendations

SRK recommends that analytical procedures be standardized, including documentation of procedures, performing check assays and duplicate sampling to provide increased confidence in the database.

SRK also recommends that the tailings filter sizing should be confirmed based on updated material characterization incorporating cyclone and dewatering screen additions to optimize the process and to support the analysis of a filter press to replace the vacuum filter belt.

In addition, it is recommended that social-environmental management practices be undertaken to ensure the success of the operation as well as a review of acid rock potential, and the potential operating costs associated with its treatment.

Finally, SRK recommends that a conceptual geomechanical model be developed to ensure final pit dimensions.

The estimated cost for the recommended work is presented below in Table 11.

Table 11: Proposed Budget for Recommended Work

Program	Budget (US$)
Check assays at secondary laboratory	$6,000
Duplicate core samples, including cutting, shipping & analysis	12,000
Confirm tailings thickener design and filter sizing	40,000
Expand studies on acid rock drainage and treatment	32,000
Develop a conceptual geomechanical model	30,000
Total	$120,000

RISK FACTORS

An investment in the Company is speculative and involves a high degree of risk due to the nature of the Company’s business. The following risks, as well as risks currently unknown to the Company or that the Company currently deems immaterial, could adversely affect the Company’s current or future business, properties, operations, results, cash flows, financial condition and prospects; could cause future results, cash flows, financial condition, prospects, events or circumstances to differ materially from those currently expected, including the estimates and projections contained in this AIF; and, could cause actual events to differ materially from those described in forward looking statements relating to the Company. Investors should carefully consider the risks described below and elsewhere in this AIF. The risks described below and elsewhere in this AIF do not purport to be an exhaustive summary of the risks affecting the Company and additional risks and uncertainties not currently known to the Company or not currently perceived as being material may have an adverse effect on the Company.

Risks Related to the Company

Copper and gold prices are volatile and may be lower than expected

The Company’s business and its ability to sustain operations are dependent on, amongst other things, the market price of copper and gold. The prices of copper and gold realized by the Company will affect future exploration and development decisions, production levels, earnings, cash flows, the financial condition and prospects of the Company. If the world market prices of copper and/or gold were to drop and the prices realized by the Company on copper and/or gold sales were to decrease significantly and remain at such level for any substantial period, the Company’s business, financial condition, results of operations, cash flows and prospects would be negatively affected.

Some factors that affect the price of copper and gold include: industrial demand; forward or short sales of copper and gold by producers and speculators; future levels of copper and gold production; and rapid short-term changes in supply and demand due to speculative or hedging activities by producers, individuals or funds. Copper and gold prices are also affected by macroeconomic factors including: confidence in the global economy; expectations of the future rate of inflation; the availability and attractiveness of alternative investment vehicles; the strength of, and confidence in, the US dollar, the currency in which the price of copper and gold is generally quoted, and other major currencies; global political or economic events; global pandemics, such as COVID-19, and other health crises; and, costs of production of other copper and gold producing companies. All of the above factors can, through their interaction, affect the price of copper and gold by increasing or decreasing the demand for or supply of copper and gold.

The price of copper and gold has fluctuated widely in recent years, and future material price declines could cause commercial production from the MCSA Mining Complex or the NX Gold Property or the development of, and commercial production from, the Boa Esperança Property to be less profitable than expected and could render such properties uneconomic. Continuing to conduct mining in a low copper and/or gold price environment would have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows and prospects. Depending on the current and expected price of copper and gold, projected cash flows from planned or current mining operations may not be sufficient to warrant commencing or continuing mining, and the Company could be forced to discontinue exploration, development or commercial production. The Company may be forced to sell one or more portions of the MCSA Mining Complex, NX Gold Property or the Boa Esperança Property to generate cash. Future production from the MCSA Mining Complex, NX Gold Property and the Boa Esperança Property will be dependent on a price of copper or gold, as the case may be, that is adequate to make a deposit economically viable. Furthermore, future mine plans using significantly lower copper or gold prices could result in material write-downs of the Company’s investment in the MCSA Mining Complex, NX Gold Property and the Boa Esperança Property, as the case may be, and in reductions in Mineral Reserve and Mineral Resource estimates. The occurrence of any of the foregoing could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows and prospects.

A declining or sustained low price of copper could negatively impact the profitability of the MCSA Mining Complex or gold could negatively impact the profitability of the NX Gold Property, and could affect the Company’s ability to finance the exploration and development of the Company’s current properties or other properties in the future. In addition, a declining or sustained low price of copper could require a reassessment of the feasibility of the Boa Esperança Property. Although the price of copper is only one of several factors that the Company will consider in making a development and production decision on the Boa Esperança Property, if the Company determines from a reassessment that the Boa Esperança Property is not economically viable in whole or in part, then operations may cease or be curtailed and the Boa Esperança Property may never be fully developed or developed at all. The occurrence of any of the foregoing could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows and prospects.

Mining operations are risky

The Company’s current business, and any future exploration, development or mining operations, involve various types of risks and hazards typical of companies engaged in the mining industry. Such risks include, but are not limited to: (i) industrial accidents; (ii) unusual or unexpected rock formations; (iii) structural cave-ins or slides and pitfall, ground or slope failures and accidental release of water from surface storage facilities; (iv) fire, flooding and earthquakes; (v) rock bursts; (vi) metal losses in handling and transport; (vii) periodic interruptions due to inclement or hazardous weather conditions; (viii) environmental hazards; (ix) discharge of pollutants or hazardous materials; (x) failure of retaining dams and tailings disposal areas; (xi) failure of processing and mechanical equipment and other performance problems; (xii) geotechnical risks, including the stability of the underground hanging walls and unusual and unexpected geological conditions; (xiii) unanticipated variations in grade and other geological problems, water, surface or underground conditions; (xiv) labour disputes or slowdowns; (xv) work force health issues as a result of working conditions or epidemics, pandemics or other health risks, such as COVID-19; and (xvi) force majeure events, or other unfavourable operating conditions.

These risks, conditions and events could result in: (i) damage to, or destruction of, the value of the MCSA Mining Complex, the NX Gold Property, the Boa Esperança Property or their facilities; (ii) personal injury or death; (iii) environmental damage to the MCSA Mining Complex, the NX Gold Property, the Boa Esperança Property, surrounding lands and waters, or the properties of others; (iv) temporary or permanent loss of key personnel; (v) delays or prohibitions on mining or the transportation of minerals; (vi) monetary losses; and (vii) potential legal liability and any of the foregoing could have a material adverse effect on the Company’s business, financial condition, results of operation, cash flows or prospects. In particular, underground exploration, development and mining activities present inherent risks of injury to people and damage to equipment. Significant mine accidents could occur, potentially resulting in a complete shutdown of the Company’s operations at the MCSA Mining Complex or the NX Gold Property which could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.

There are also risks related to the reliance on, and the reliability of, current and new or developing technology; the reliance on the work performance of outside consultants, contractors, and manufacturers; changes to project parameters over which the Company does not have complete control such as the copper, gold and silver prices or labour or material costs; unknown or unanticipated or underestimated costs or expenses; unknown or unanticipated or underestimated additions to the scope of work due to changing or adverse conditions encountered as a mine is developed; unexpected variances in the geometry or quality of ore zones; unexpected reclamation requirements or expenses; permitting time lines; unexpected or unknown ground conditions; unexpected changes to estimated parameters utilized to estimate past timelines, projections, or costs; and liquidity risks. An adverse change in any one of such factors, hazards and risks may result in a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.

Mining operations require geologic, metallurgic, engineering, title, environmental, economic and financial assessments that may be materially incorrect and thus the Company may not produce as expected

The operations of mining properties or mining companies are based in large part on geologic, metallurgic, engineering, title, environmental, economic and financial assessments, which involve uncertainty. Such assessments may differ materially from actual results, which may result in a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects. These assessments include a series of assumptions regarding such factors as the ore body geometries, grades, recoverability, regulatory and environmental restrictions, future prices of metals and operating costs, future capital expenditures and royalties and government levies which will be imposed over the producing life of the Mineral Reserves. There are numerous uncertainties inherent in estimating quantities of Mineral Resources and Mineral Reserves and estimates in projecting potential future rates of mineral production, including factors subject to change and beyond the Company’s control. Mineral Reserves and Mineral Resources estimates are based on limited samples and interpretations, which may not be representative of actual Mineral Reserves and Mineral Resources. In addition, title and rights of access to the Company’s properties can never be guaranteed. Although select title and environmental reviews were conducted in connection with the Company’s acquisition of shares of MCSA and NX Gold on December 12, 2016 (the “Acquisitions”), this review cannot guarantee that any unforeseen defects in the chain of title will not arise to defeat the Company’s title to certain assets or that environmental defects, liabilities or deficiencies do not exist or are not greater than anticipated.

The Company’s calculations of Mineral Resources and Mineral Reserves are estimates and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be inaccurate. Actual recoveries of copper and gold from mineralized material may be lower than those indicated by test work. Any material change in the quantity of mineralization, grade or stripping ratio, may affect the economic viability of Ero’s properties. In addition, there can be no assurance that metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Notwithstanding pilot plant tests for metallurgical recovery and other factors, there remains the possibility that the mineralized material may not perform in commercial production in the same manner as it did in testing. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Mining and metallurgy are inexact sciences and, accordingly, there always remains an element of risk that a mine may not prove to be commercially viable.

Until a deposit is actually mined and processed, the quantity of Mineral Resources and Mineral Reserves and grades must be considered as estimates only. In addition, the quantity of Mineral Resources and Mineral Reserves may vary depending on, amongst other things, metal prices, cut-off grades and operating costs. Any material change in quantity of Mineral Reserves, Mineral Resources, grade, percent extraction of those Mineral Reserves recoverable by underground and open pit mining techniques may affect the economic viability of Ero’s mining projects and could have a material adverse effect on its future revenues, cash flows, profitability, results of operations, financial condition and prospects and result in write-downs of the Company's investment in mining properties and increased amortization charges.

Inferred Mineral Resources are also considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Due to the uncertainty which may attach to Inferred Mineral Resources, there is no assurance that Inferred Mineral Resources will be upgraded to Proven Mineral Reserves or Probable Mineral Reserves as a result of continued exploration or as a result of economic considerations being applied to them.

In addition, market fluctuations in the price of copper, gold and silver, as well as increased production costs, reduced recovery rates or increased operating and capital costs due to inflation or other factors, may render the exploitation of certain Mineral Reserves and Mineral Resources uneconomic and may ultimately result in a restatement of Mineral Reserves, Mineral Resources or both. Such a restatement could affect depreciation and amortization rates and have an adverse effect on the Company's financial performance.

Geotechnical, hydrological and climatic events could suspend mining operations or increase costs

All mining operations face geotechnical, hydrological and climate challenges. Unanticipated adverse geotechnical and hydrological conditions, such as landslides, subsidence and uplift, embankment failures and rock fragility may occur in the future and such events may not be detected in advance. Geotechnical instabilities and adverse climatic conditions can be difficult to predict and are often affected by risks and hazards outside of the Company’s control, such as severe weather and seismic activity.

Geotechnical failures could result in limited or restricted access to mines, suspension of operations, environmental damage, government investigations, increased monitoring costs, remediation costs, loss of ore and other impacts, which could result in loss of revenue or increased costs, and could result in a material adverse effect on the Company’s business, financial condition, results of operations, cash flows and prospects.

Actual production, capital and operating costs may be different than those anticipated

Ero prepares estimates of future productions, capital costs and operating costs of production for operations at the MCSA Mining Complex and the NX Gold Property. In addition, as a result of the substantial expenditures involved in the development of a mineral project such as the Boa Esperança Property, the need to project years into the future, the need to make assumptions and use models that may not adequately approximate reality, and the fluctuation of costs over time, a development project is prone to material cost overruns. The MCSA Mining Complex Technical Report, the NX Gold Technical Report and the Boa Esperança Technical Report estimate capital costs and cash operating costs based upon, among other things:

•	anticipated tonnage, grades and metallurgical characteristics of the ore to be mined and processed;

•	anticipated recovery rates of copper, gold and other metals from the ore;

•	cash operating costs of comparable facilities and equipment;

•	anticipated availability of labour and equipment; and

•	anticipated foreign exchange rates.

Capital costs, operating costs, production and economic returns, and other estimates may differ significantly from those anticipated by the MCSA Mining Complex Technical Report, the NX Gold Technical Report and the Boa Esperança Technical Report, and there can be no assurance that the Company’s actual capital or operating costs will not be higher than currently anticipated or that returns will not be lower than anticipated. The Company’s actual costs may vary from estimates for a variety of reasons including, without limitation: limitations inherent in modelling; changes to assumed third party costs; short term operating factors; operational decisions made by the Company; revisions to mine plans; risks and hazards associated with development and mining described elsewhere in this AIF; natural phenomena, such as inclement weather conditions, water availability, floods, and earthquakes; and unexpected supply chain distributions, labour shortages or strikes. Operating costs may also be affected by a variety of factors including, without limitation: changing strip ratios, ore metallurgical grade-recovery curves, the availability of processing operations, the availability of storage capacity, the availability of supplies, equipment and facilities necessary to continue operations at the MCSA Mining Complex or the NX Gold Property and to complete development work at the Boa Esperança Property, the cost and availability of consumables and mining and processing equipment, labour costs, the availability and productivity of skilled labour, the cost of commodities, general inflationary pressures, currency exchange rates, technological and engineering problems, accidents or acts of sabotage or terrorism, the regulation of the mining industry by various levels of government and quasi-governmental organizations, global pandemics such as COVID-19, and political factors. Many of these factors are beyond the Company’s control. Furthermore, significant cost overruns could make the Boa Esperança Property uneconomical. Failure to achieve estimates or material increases in costs could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows and prospects.

Furthermore, unforeseen delays in the construction and commissioning of mining projects or other technical difficulties may result in even further capital expenditures being required. Any delay in the development of a project or cost overruns or operational difficulties with regards to the MCSA Mining Complex, the NX Gold Property or the Boa Esperança Property may have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows and prospects.

Infectious diseases, such as COVID-19, may affect the Company’s business and operations

The continued presence of infectious diseases, such as COVID-19, emerging infectious diseases or the threat of widespread outbreaks, pandemics or epidemics of viruses or other contagions or diseases, could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects by causing operational and supply chain delays and disruptions (including as a result of governmental regulations and prevention measures), labour shortages and shutdowns, social unrest, breach of material contracts and customer agreements, governmental or regulatory actions or inactions, increased insurance premiums, decreased demand for or the inability to sell and delivery the Company’s products, declines in the price of copper, gold and other metals, delays in permitting or approvals, stock market volatility (including volatility in the trading price of the Common Shares), capital markets volatility, interest rate volatility, exchange rate volatility, or other unknown but potentially significant impacts. In addition, governments may impose strict emergency measures in response to the threat or existence of an infectious disease.

The full extent and impact of COVID-19 is unknown and to date has included extreme market volatility in financial markets, a slowdown in economic activity, extreme volatility in commodity prices, and has raised the prospect of global recession. The international response to COVID-19 has led to significant restrictions on travel, temporary business closures, quarantines, global stock market volatility, and a general reduction in global consumer activity.

The Company continues to have no material disruption to operations, supply chains or sales channels as a result of the COVID-19 pandemic. Since the onset of the COVID-19 in early 2020, the Company has continued to take extraordinary measures to mitigate the possible impact of COVID-19 on its workforce and operations (see “General Development and Business of the Company – Three Year History” above for details on mitigation measures). There is no guarantee that this will continue to be the case. The extent to which COVID-19 will impact the Company’s workforce, operations, supply chains, or sales channels will depend on future developments which are highly uncertain and cannot be predicted with confidence. These future developments include, but are not limited to, the duration of the outbreak, new information that may emerge concerning the severity of COVID-19 and the mutations thereto, and the actions taken to contain COVID-19 (e.g., further restrictions on travel, business closures and quarantines) or treat it. The impact of governmental restrictions and health and safety protocols could improve or worsen relative to the Company’s assumptions, depending on how each jurisdiction manages potential outbreaks of COVID-19 and mutations thereto, the development and adequate supply of vaccines, and the roll-out of vaccination programs in each jurisdiction.

Accordingly, the continued presence, or spread, of COVID-19 and mutations thereto, and any future emergence and spread of COVID-19 mutations or other infectious diseases could have a material adverse effect on to the Company’s business, financial condition, results of operations, cash flows or prospects.

Changes in climate conditions may affect the Company’s operations

We recognize that climate change is a global challenge that may have both favourable and adverse effects on our business in a range of possible ways. Mining and processing operations are energy intensive and result in a carbon footprint. As such, we are impacted by current and emerging policy and regulations relating to greenhouse gas emission levels, energy efficiency, and reporting of climate-change related risks. While some of the costs associated with reducing emissions may be offset by increased energy efficiency, technological innovation, or the increased demand for copper as part of technological innovations, the current regulatory trend may result in additional transition costs at some of our operations.

A number of governments have introduced or are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more stringent. If the current regulatory trend continues, this may result in increased costs at the Company’s operations. Concerns around climate change may also affect the market price of the Common Shares as institutional investors and others may divest interests in industries that are thought to have more environmental impacts. While Ero is committed to operating responsibly and reducing the impact of its operations on the environment, its ability to reduce emissions, energy and water usage by increasing efficiency and by adopting new innovation is constrained by technological advancement, operational factors and economics. Adoption of new technologies, the use of renewable energy, and infrastructure and operational changes necessary to reduce water usage may also increase operating costs significantly. Concerns over climate change, and the Company’s ability to respond to regulatory requirements and societal pressures, may have significant impacts on the Company’s operations and reputation, and may event result in reduced demand for its products.

In addition, the physical risks of climate change may also have an adverse effect on the Company’s operations. These risks include, among others, the following:

•	changes in sea levels could affect ocean transportation and shipping facilities that are used to transport supplies, equipment and workforce, and products from the Company's operations to world markets;
•	extreme weather events (such as prolonged drought or rainy seasons) have the potential to disrupt operations at the Company’s mines and may require the Company to make additional expenditures to mitigate the impact of such events; and
•	the Company’s facilities depend on regular supplies of consumables (diesel, tires, reagents, etc.) to operate efficiently. In the event that the effects of climate change or extreme weather events cause prolonged disruption to the delivery of essential commodities, production levels at the Company’s operations may be reduced.

There can be no assurance that the Company will be able to anticipate, respond to, manage or effectively mitigate the risks associated with physical climate change events or impacts, and this may have a material adverse effect on to the Company’s business, financial condition, results of operations, cash flows or prospects.

Currency fluctuations can result in unanticipated losses

Currency fluctuations may affect the Company’s capital costs and the costs that the Company incurs at its operations. Copper and gold are sold throughout the world based principally on a US dollar price, but a portion of the Company’s operating and capital expenses are incurred in Brazilian Reais and Canadian dollars. The appreciation of foreign currencies, particularly the Brazilian Real against the US dollar would increase the costs of copper and gold production at such mining operations, which could materially and adversely affect the Company’s earnings and financial condition. The Company has entered into foreign exchange swap contracts to help manage the currency fluctuation risk of the Brazilian Real against the US dollar. However, there is no assurance that such hedging contracts or any other steps taken to help mitigate foreign currency fluctuations will be effective.

The successful operation of the MCSA Mining Complex and the NX Gold Property and the successful development and operation of the Boa Esperança Property depend on the skills of the Company’s management and teams

The Company’s business is dependent on retaining the services of its key management personnel with a variety of skills and experience, including in relation to the development and operation of mineral projects. The success of the Company is, and will continue to be, dependent to a significant extent on the expertise and experience of its directors and senior management. Failure to retain, or loss of, one or more of these people could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects. The Company’s success will also depend to a significant degree upon the contributions of qualified technical personnel and the Company’s ability to attract and retain highly skilled personnel. Competition for such personnel is intense, and the Company may not be successful in attracting and retaining qualified personnel, or in obtaining the necessary work permits to hire qualified expatriates. The Company’s inability to attract and retain these people could have a material adverse effect on its business, financial condition, results of operations, cash flows or prospects.

Operations during mining cycle peaks are more expensive

During times of increased demand for metals and minerals, price increases may encourage expanded mining exploration, development and construction activities. These increased activities may result in escalating demand for and cost of contract exploration, development and construction services and equipment. Increased demand for and cost of services and equipment could cause exploration, development and construction costs to increase materially, resulting in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability, and increased potential for scheduling difficulties and cost increases due to the need to coordinate the availability of services or equipment, any of which could materially increase project exploration, development or construction costs, result in project delays, or increase operating costs.

Title to the MCSA Mining Complex, the NX Gold Property and/or the Boa Esperança Property may be disputed

Although the Company has received title opinions for the MCSA Mining Complex, the NX Gold Property and the Boa Esperança Property there is no guarantee that title to such properties will not be challenged or impugned. The Company’s claims may be subject to prior unregistered agreements or transfers and title may be affected by unidentified or unknown defects. The Company has conducted an investigation on the title of properties that it has acquired to confirm that there are no known claims or agreements that could affect its title to its mineral tenure or surface rights. There is no guarantee that such title will not be challenged or impaired. If title to the Company’s properties is disputed, it may result in the Company paying substantial costs to settle the dispute or clear title and could result in the loss of the property, which events may affect the economic viability of the Company. Title insurance generally is not available for mineral tenure or surface rights and the Company’s ability to ensure that it has obtained secure claim to title may be constrained.

The Company may fail to comply with the law or may fail to obtain or renew necessary permits and licenses

The Company’s operations are subject to extensive laws and regulations governing, among other things, such matters as environmental protection, management and use of toxic substances and explosives, health, exploration and development of mines, commercial production and sale of by-products, ongoing and post-closure reclamation, construction and operation of tailings dams, safety and labour, taxation and royalties, maintenance of mineral tenure, and expropriation of property. The activities of the Company require licenses and permits from various governmental authorities.

The costs associated with compliance with these laws and regulations and of obtaining licenses and permits are substantial, and possible future laws and regulations, changes to existing laws and regulations and more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expenses, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of its properties. There is no assurance that future changes in such laws and regulations, if any, will not adversely affect the Company’s operations. Moreover, these laws and regulations may allow governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety practices of the Company’s past and current operations, or possibly even the actions of former property owners, and could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions. The Company may fail to comply with current or future laws and regulations. Such non-compliance can lead to financial restatements, civil or criminal fines, penalties, and other material negative impacts on the Company.

The Company is required to obtain or renew further government permits and licenses for its current and contemplated operations, including the issuance of an installation license and operation license with respect to the Boa Esperança Property. Obtaining, amending or renewing the necessary governmental permits and licenses can be a time-consuming process potentially involving numerous regulatory agencies, involving public hearings and costly undertakings on the Company’s part. The duration and success of the Company’s efforts to obtain, amend and renew permits and licenses are contingent upon many variables not within its control, including the interpretation of applicable requirements implemented by the relevant permitting or licensing authority and staffing shortages at such permitting and licensing authorities. The Company may not be able to obtain, amend or renew permits or licenses that are necessary to its operations, or the cost to obtain, amend or renew permits or licenses may exceed what the Company believes it can ultimately recover from a given property once in production. Any unexpected delays or costs associated with the permitting and licensing process could impede the ongoing operation of the MCSA Mining Complex and the NX Gold Property, and could delay the development or impede the operation of the Boa Esperança Property. To the extent necessary permits or licenses are not obtained, amended or renewed, or are subsequently suspended or revoked, the Company may be curtailed or prohibited from proceeding with planned development, commercialization, operation and exploration activities. Such curtailment or prohibition may result in a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.

Compliance with environmental regulations can be costly

The Company’s mining operations at the MCSA Mining Complex and the NX Gold Property, the Company’s development of the Boa Esperança Property, and the exploration of these properties are all subject to environmental regulation. Regulations cover, among other things, water quality standards, land reclamation, the generation, transportation, storage and disposal of hazardous waste, the construction and operation of tailings dams, and general health and safety matters. There is no assurance that the Company has been or will at all times be in full compliance with all environmental laws and regulations or hold, and be in full compliance with, all required environmental and health and safety approvals and permits. The potential costs and delays associated with compliance with such laws, regulations, approvals and permits could prevent the Company from economically operating or proceeding with the further development and exploration of the MCSA Mining Complex, the NX Gold Property and/or the Boa Esperança Property, and any non-compliance with such laws, regulations, approvals and permits at the MCSA Mining Complex, the NX Gold Property and/or the Boa Esperança Property could result in a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.

Environmental approvals and permits are currently, and may in the future be, required in connection with the Company’s current and planned operations. To the extent such environmental approvals and permits are required and not obtained, the Company’s plans and the operation of mines may be curtailed, or it may be prohibited from proceeding with planned exploration or development of additional mineral properties. Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.

There is no assurance that any future changes in environmental regulation will not adversely affect the Company’s operations. Changes in government regulations have the potential to significantly increase compliance costs and thus reduce the profitability of current or future operations.

Environmental hazards may also exist on the properties on which the Company holds interests that are unknown to the Company at present and that have been caused by previous or existing owners or operators of the properties and for which the Company may be liable for remediation. Parties engaged in mining operations, including the Company, may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable environmental laws or regulations, regardless of whether the Company actually caused the loss or damage. The costs of such compensation, fines or penalties could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.

Social and environmental activism can negatively impact exploration, development and mining activities

There is an increasing level of public concern relating to the effects of mining on the natural landscape, on communities and on the environment. Certain non-governmental organizations, public interest groups and reporting organizations (“NGOs”) who oppose resource development can be vocal critics of the mining industry. In addition, there have been many instances in which local community groups have opposed resource extraction activities, which have resulted in disruption and delays to the relevant operation. While the Company seeks to operate in a socially responsible manner and believes it has good relationships with local communities in the regions in which it operates, NGOs or local community organizations could direct adverse publicity against and/or disrupt the operations of the Company in respect of one or more of its properties, regardless of its successful compliance with social and environmental best practices, due to political factors, activities of unrelated third parties on lands in which the Company has an interest or the Company’s operations specifically. Any such actions and the resulting media coverage could have an adverse effect on the reputation and financial condition of the Company or its relationships with the communities in which it operates, which could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.

The construction and start-up of new mines and projects at existing mines is subject to a number of factors and the Company may not be able to successfully complete new construction projects

The success of construction projects and the start-up of new mines by the Company is subject to a number of factors including the availability and performance of engineering and construction contractors, mining contractors, suppliers and consultants, the receipt of required governmental approvals and permits in connection with the construction of mining facilities and the conduct of mining operations (including environmental and regulatory permits), the successful completion and operation of mining stopes, ventilation systems, shafts, processing plants and conveyors to move ore, among other operational elements. Any delay in the performance of any one or more of the contractors, suppliers, consultants or other persons on which the Company is dependent in connection with its construction activities, a delay in or failure to receive the required governmental approvals and permits in a timely manner or on reasonable terms, or a delay in or failure in connection with the completion and successful operation of the operational elements in connection with construction projects and/or new mines could delay or prevent the construction and start-up of new mines or projects at existing mines as planned. There can be no assurance that current or future construction and start-up plans implemented by the Company will be successful, that the Company will be able to obtain sufficient funds to finance construction and start-up activities, that personnel and equipment will be available in a timely manner or on reasonable terms to successfully complete construction projects, that the Company will be able to obtain all necessary governmental approvals and permits or that the completion of the construction, the start-up costs and the ongoing operating costs associated with the development of new mines or projects at existing mines will not be significantly higher than anticipated by the Company. Any of the foregoing factors could adversely impact the Company’s business, financial condition, results of operations, cash flows and prospects.

The capital expenditures and time required to develop new mines or other projects are considerable and changes in costs or construction schedules can affect project economics. Thus, it is possible that actual costs may change significantly, and economic returns may differ materially from the Company’s estimates.

Commercial viability of a new mine or development project is predicated on many factors. Mineral Reserves and Mineral Resources projected by feasibility studies and technical assessments performed on the Company’s projects may not be realized, and the level of future metal prices needed to ensure commercial viability may not materialize. Consequently, there is a risk that startup of new mine and development projects may be subject to write-down and/or closure as they may not be commercially viable.

Any uncertainty and inability in the estimation, recalculation or replacement of Mineral Reserves and Mineral Resources could materially affect the Company's results of operations, cash flows and financial position.

To ensure the continued operation of the business and realize the Company’s growth strategy, it is essential that the Company continues to realize its existing identified Mineral Reserves, convert Mineral Resources into Mineral Reserves, increase the Company’s Mineral Resource base by adding new Mineral Resources from areas of identified mineralized potential and otherwise successfully undertaking exploration, and/or acquire new Mineral Reserves and Mineral Resources. The life of mine estimates included herein may not be correct.

Land reclamation and mine closure requirements may be burdensome and costly.

Land reclamation and mine closure requirements are generally imposed on mining companies, which may require the Company, among other things, to minimize the effects of land disturbance. Such requirements may include control and treatment of any discharge of potentially dangerous effluents, including solutions that may contain cyanide and heavy metals, from the site and restoring the site’s landscape to its pre-disturbance form. The actual costs of reclamation and mine closure are uncertain and planned expenditures as outlined in the MCSA Mining Complex Technical Report, the NX Gold Technical Report and the Boa Esperança Technical Report may differ materially from the actual expenditures required. Therefore, the amount that the Company will be required to spend could be materially higher than current estimates. Any additional amounts required to be spent on reclamation and mine closure may have a material adverse effect on the Company’s financial performance, financial position and results of operations and may cause the Company to alter its operations. Although liabilities for estimated reclamation and mine closure costs have been included in the Company’s financial statements, it may be necessary to spend higher amounts than what has been estimated in the financial statements to fund all required reclamation and mine closure activities.

The mining industry is intensely competitive

The mining industry is intensely competitive. The Company competes with other mining companies, many of which have greater resources and experience. Competition in the mining industry is primarily for: (i) properties which can be developed and can produce economically; (ii) the technical expertise to find, develop, and operate such properties; (iii) labour to operate such properties; and (iv) capital to fund such properties. Such competition may result in the Company being unable to acquire desired properties, to recruit or retain qualified employees and consultants or to acquire the capital necessary to fund its operations and develop its properties. The Company’s inability to compete with other mining companies for these resources could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.

Many competitors not only explore for and mine minerals but conduct refining and marketing operations on a worldwide basis. In the future, the Company may also compete with such mining companies in refining and marketing its products to international markets. Any inability to compete with established competitors could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.

Inadequate infrastructure may constrain mining operations

Continued production at the MCSA Mining Complex and the NX Gold Property and any potential commercial production at the Boa Esperança Property, each depend on adequate infrastructure. In particular, reliable power sources, water supply, ventilation systems, transportation and surface facilities are all necessary to develop and operate mines. Failure to adequately meet these infrastructure requirements or changes in the cost of such requirements could affect the Company’s ability to continue production at the MCSA Mining Complex and the NX Gold Property or to develop or commence production at the Boa Esperança Property and could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.

Operating cash flow may be insufficient for future needs

The exploration, development and operation of the Company’s mineral properties will require the commitment of substantial financial resources that may not be available. The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration and development, success of the Company’s ongoing operations, the results of consultants’ analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners and the acquisition of additional property interests, some of which are beyond the Company’s control. The Company’s business strategies may not be successful, and it may not be profitable in any future period.

The Company had positive operating cash flow for the financial years ended December 31, 2018, 2019 and 2020. The Company’s future operating results may not follow any past trends. To the extent that the Company has negative operating cash flow in future periods, the Company may need to allocate a portion of its cash reserves to fund such negative operating cash flow. The Company may also be required to raise additional funds through the issuance of equity or debt securities. There can be no assurance that additional capital or other types of financing will be available when needed or that these financings will be on terms favourable to the Company.

Fluctuations in the market prices and availability of commodities and equipment affect the Company’s business

The cash flows and profitability of the Company’s business will also be affected by the market prices and availability of commodities and equipment that are consumed or otherwise used in connection with the Company’s operations and development projects. Prices of such commodities and resources are also subject to volatility, which can be material and can occur over short periods of time due to factors beyond the Company’s control.

If there is a significant and sustained increase in the cost of certain commodities, the Company may decide that it is not economically feasible to continue certain or all of the Company’s commercial production, development and exploration activities and this could have an adverse effect on profitability. Higher worldwide demand for critical resources like input commodities, drilling equipment, mobile mining equipment, tires and skilled labour could affect the Company’s ability to acquire them and lead to delays in delivery and unanticipated cost increases, which could have an effect on the Company’s operating costs, capital expenditures and production schedules. The occurrences of one or more of these events may result in a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.

A failure to maintain satisfactory labour relations can adversely impact the Company

The Company’s operations and further development of the MCSA Mining Complex, the NX Gold Property and the Boa Esperança Property are dependent upon the efforts of its employees and the Company’s relations with its unionized and non-unionized employees, and the Company’s operations would be adversely affected if it failed to maintain satisfactory labour relations. Some of MCSA’s and NX Gold’s employees are represented by labour unions under various collective bargaining agreements. Collective bargaining agreements of MCSA must be renewed annually, in September of each year, while NX Gold’s collective bargaining agreements were renewed in May 2020, and every two years thereafter. The Company may not be able to satisfactorily renegotiate its collective bargaining agreements when they expire and may face tougher negotiations or higher compensation demands than would be the case for non-unionized labour. In addition, the existing collective bargaining agreements may not prevent a strike or work stoppage at the Company’s facilities in the future. Further, relations between the Company and its employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities who have jurisdiction over the various aspects of the Company’s business. Changes in such legislation or in the relationship between the Company and its employees may have a material adverse effect on the Company’s business, results of operations and financial condition.

The Company’s insurance coverage may be inadequate to cover potential losses

The Company’s business is subject to a number of risks and hazards (as further described in this AIF). Although the Company maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with its activities, including current and any future mining operations. The Company may also be unable to obtain or maintain insurance to cover its risks at economically feasible premiums, or at all. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration, development or production may not be available to the Company on acceptable terms. The Company might also become subject to liability for pollution or other hazards which it is not currently insured against and/or in the future may not insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs which could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.

It may be difficult to enforce judgments and effect service of process on directors, officers and experts named herein

Some of the directors and officers of the Company reside outside of Canada, and each of GE21, BNA, Planminas and SRK Brazil is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction. Some or all of the assets of those persons may be located outside of Canada. Therefore, it may not be possible for investors to collect or to enforce judgments obtained in Canadian courts predicated upon the civil liability provisions of applicable Canadian securities laws against such persons. Moreover, it may not be possible for investors to effect service of process within Canada upon such persons.

The directors and officers may have conflicts of interest with the Company

Certain directors and officers of the Company are or may become associated with other mining and/or mineral exploration and development companies which may give rise to conflicts of interest. Directors who have a material interest in any person who is a party to a material contract or a proposed material contract with the Company are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve such a contract. In addition, directors and officers are required to act honestly and in good faith with a view to the best interests of the Company. Some of the directors and officers of the Company have either other full-time employment or other business or time restrictions placed on them and accordingly, the Company will not be the only business enterprise of these directors and officers. Further, any failure of the directors or officers of the Company to address these conflicts in an appropriate manner or to allocate opportunities that they become aware of to the Company could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.

Future acquisitions may require significant expenditures and may result in inadequate returns

The Company may seek to expand through future acquisitions; however, there can be no assurance that the Company will locate attractive acquisition candidates, or that the Company will be able to acquire such candidates on economically acceptable terms, if at all, or that the Company will not be restricted from completing acquisitions pursuant to the terms and conditions from time to time of arrangements with third parties, such as the Company’s creditors. Future acquisitions may require the Company to expend significant amounts of cash, resulting in the Company’s inability to use these funds for other business or may involve significant issuances of equity or debt. Future acquisitions may also require substantial management time commitments, and the negotiation of potential acquisitions and the integration of acquired operations could disrupt the Company’s business by diverting management and employees’ attention away from day-to-day operations. The difficulties of integration may be increased by the necessity of coordinating geographically diverse organizations, integrating personnel with different backgrounds and combining different corporate cultures.

Any future acquisition involves potential risks, including, among other things: (i) mistaken assumptions and incorrect expectations about mineral properties, Mineral Resources, Mineral Reserves and costs; (ii) an inability to successfully integrate any operation the Company acquired or acquires, as applicable; (iii) an inability to recruit, hire, train or retain qualified personnel to manage and operate the operations acquired; (iv) the assumption of unknown liabilities; (v) mistaken assumptions about the overall cost of equity or debt; (vi) unforeseen difficulties operating acquired projects, which may be in geographic areas new to the Company; and (vii) the loss of key employees and/or key relationships at the acquired project. In addition, the Acquisitions were completed with certain of the prior shareholders thereof on an “as is where is” basis, and therefore the Company has no rights of recourse and indemnities against the sellers. Future acquisitions may be subject to similar or other limitations as to rights of recourse and indemnities against the sellers.

Future acquisition candidates may have liabilities or adverse operating issues that the Company failed or fails to discover through due diligence prior to the acquisition. If the Company consummates any future acquisitions with, unanticipated liabilities or adverse operating issues or if acquisition-related expectations are not met, the Company’s business, results of operations, cash flows, financial condition or prospects may be materially adversely affected. The potential impairment or complete write-off of goodwill and other intangible assets related to any such acquisition may reduce the Company’s overall earnings and could negatively affect the Company’s balance sheet.

Disclosure and internal control deficiencies may adversely affect the Company

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to the Company’s management, as appropriate, to allow timely decisions regarding required decisions. The Company has invested resources to document and analyze its system of disclosure controls and its internal control over financial reporting. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. The Company’s failure to satisfy the requirements of applicable Canadian securities laws on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm its business and negatively impact the trading price of the Common Shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations.

Failures of information systems or information security threats can be costly

The secure processing, maintenance and transmission of information and date is critical to the Company’s business. The Company has entered into agreements with third party service providers for hardware, software, telecommunications and other information technology services in connection with its operations. The Company and its third party service providers collect and store sensitive data in the ordinary course of the Company’s business, including personal information of employees, as well as proprietary and confidential business information relating to the Company and, in some cases, the Company’s customers, suppliers and other stakeholders. With the increasing dependence and interdependence on electronic data communication and storage, including the use of cloud-based services and personal devices, the Company is exposed to evolving technological risks relating to this information and data. These risks include targeted attacks on the Company’s systems or on systems of third parties that the Company relies on, failure or non-availability of a key information technology system, or a breach of security measures designed to protect the Company’s systems. While the Company employs security measures in respect of its information and data, including implementing systems to monitor and detect threats, information security training for employees with access to sensitive information and data, including the use of multi-factor encryption on all personal devices, the performance of periodic audits, and penetration testing, the Company cannot be certain that it will be successful in securing this information and data and there may be instances where the Company is exposed to malware, cyber attacks or other unauthorized access or use of the Company’s information and data.

Although to date the Company has not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that it will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. Any data breach or other improper or unauthorized access or use of its information could have a material adverse effect on the Company’s business and could severely damage its reputation, compromise its network or systems and result in a loss or escape of sensitive information, a misappropriation of assets or incidents of fraud, disrupt its normal operations, and cause it to incur additional time and expense to remediate and improve its information systems. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities. Any of these factors could have a material adverse effect on the Company’s results of operations, cash flows and financial position.

The Company may be subject to costly legal proceedings

The Company may be subject to regulatory investigations, civil claims, lawsuits and other proceedings in the ordinary course of its business. The results of these legal proceedings cannot be predicted with certainty due to the uncertainty inherent in regulatory actions and litigation, the difficulty of predicting decisions of regulators, judges and juries and the possibility that decisions may be reversed on appeal. Defense and settlement costs of legal disputes can be substantial, even with claims that have no merit. Management is committed to conducting business in an ethical and responsible manner, which it believes will reduce the risk of legal disputes. However, if the Company is subject to legal disputes, there can be no assurances that these matters will not have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.

Moreover, pursuant to the Acquisitions, the Company acquired operations that have been ongoing for a significant period of time. The Company inherited certain liabilities as a result and has been subject to a number of claims (including claims related to tax, labour and social security matters and civil action) in the course of its business which individually are not material and have not been accrued for in its financial statements as it is not probable that a cash outflow will occur. While the Company believes that a significant number of these claims are unlikely to be successful, if all such existing claims were decided against it, the Company could be exposed to liability of up to approximately US$22.2 million as at December 31, 2020, which could have an adverse impact on the Company’s business, financial condition, results of operations, cash flows or prospects.

Additionally, the legal system in Brazil has inherent uncertainties that could limit the legal protections available to the Company, which include: (i) inconsistencies between and within laws; (ii) limited judicial and administrative guidance on interpreting Brazilian legislation, particularly that relating to business, corporate and securities laws; (iii) substantial gaps in the regulatory structure due to a delay or absence of enabling regulations; (iv) a lack of judicial independence from political, social and commercial forces; (v) corruption; and (vi) bankruptcy procedures that are subject to abuse, any of which could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects. Furthermore, it may be difficult to obtain swift and equitable enforcement of a Brazilian judgement, or to obtain enforcement of a judgement by a court of another jurisdiction, which could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.

The Company may be subject to shareholder activism

In recent years, publicly-traded companies have been increasingly subject to demands from activist shareholders advocating for changes to corporate governance practices, such as executive compensation practices, social issues, or for certain corporate actions or reorganizations. There can be no assurances that activist shareholders will not publicly advocate for the Company to make certain corporate governance changes or engage in certain corporate actions. Responding to challenges from activist shareholders, such as proxy contests, media campaigns or other activities, could be costly and time consuming and could have an adverse effect on the Company reputation and divert the attention and resources of the Company management and the Board, which could have an adverse effect on the Company’s business and results of operations. Even if the Company does undertake such corporate governance changes or corporate actions, activist shareholders may continue to promote or attempt to effect further changes, and may attempt to acquire control of the Company to implement such changes. If shareholder activists seeking to increase short-term shareholder value are elected to the Board, this could adversely effect the Company’s business and future operations. Additionally, shareholder activism could create uncertainty about the Company’s future strategic direction, resulting in loss of future business opportunities, which could adversely effect the Company’s business, future operations, profitability and ability to attract and retain qualified personnel.

The Boa Esperança Property is located in an underdeveloped rural area

The Boa Esperança Property is located in an underdeveloped rural area, resulting in technical challenges for conducting mineral exploration and development and any potential mining activities at the property. The Company benefits from modern mining transportation skills and technologies for exploring and operating in such areas. Nevertheless, the Company may sometimes be unable to overcome problems related to underdevelopment or unseasonable weather at a commercially reasonable cost, which could negatively affect the Company’s mineral exploration and development and any potential mining activities at the property and have a material adverse effect on the Company. The rural location of the Boa Esperança Property also results in increased costs associated with land access and infrastructure, including powerlines, water pipelines and transportation.

Product alternatives may reduce demand for the Company’s products

Copper and gold have a number of different applications. Alternative technologies are continually being investigated and developed with a view to reducing production costs or for other reasons, such as minimizing environmental or social impact. If competitive technologies emerge that use other materials in place of copper or gold, demand and price for copper or gold might fall, which could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.

The Company is subject to restrictive covenants that limit its ability to operate its business

The Company and its subsidiaries are subject to certain affirmative and restrictive covenants contained in the Credit Agreement. The loan agreements contain operating and financial covenants that could restrict the Company’s and its subsidiaries’ ability to, among other things: incur additional indebtedness needed to fund its respective operations; pay dividends or make certain other distributions; make investments; create liens; sell or transfer assets; or enter into transactions with affiliates. In addition, the Company and its subsidiaries must maintain certain financial ratios and satisfy non-financial maintenance and other covenants. Compliance with the covenants and financial ratios may impair the Company and its subsidiaries and thereby the Company’s ability to finance future operations or capital needs or to take advantage of other favourable corporate opportunities. The restrictions on the Company’s ability to manage its business in management’s sole discretion could adversely affect the Company’s business by, among other things, limiting its ability to take advantage of business opportunities that management believes would be beneficial to shareholders and limiting their ability to adjust to changing market conditions. The Company’s and its subsidiaries’ ability to comply with such covenants and financial ratios will depend on future performance and may be affected by events beyond the control of the Company and its subsidiaries, including economic, financial and industry conditions.

Risks Related to the Company’s Foreign Operations

The Company’s Brazilian operations are subject to political and other risks associated with operating in a foreign jurisdiction

The MCSA Mining Complex, the NX Gold Property and the Boa Esperança Property are located in Brazil, exposing the Company to the socioeconomic conditions as well as the laws governing the mining industry in the country. Inherent risks with conducting foreign operations include, but are not limited to: high rates of inflation; extreme fluctuations in currency exchange rates, military repression; war or civil war; social and labour unrest; organized crime; hostage taking; terrorism; violent crime; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, approvals, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political norms, currency controls and governmental regulations that favour or require the Company to award contracts in, employ citizens of, or purchase supplies from, the jurisdiction.

The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes significant changes in policies and regulations. Changes, if any, in mining or investment policies or shifts in political attitude in Brazil may adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, importation of parts and supplies, income and other taxes, royalties, the repatriation of profits, expropriation of property, foreign investment, awarding of concessions under the new land tender system in Brazil, maintenance of concessions, licenses, approvals and permits, environmental matters, construction and operation of tailings dams, land use, land claims of local people, water use and mine safety. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

In addition, uncertainty over whether the Brazilian government will implement changes in policy or regulation may contribute to economic uncertainty in Brazil. Historically, Brazilian politics have affected the performance of the Brazilian economy. Past political crises have affected the confidence of investors and the public, generally resulting in an economic slowdown.

Global economic crises, including the economic impacts of COVID-19, could negatively affect investor confidence in emerging markets or the economies of the principal countries in Latin America, including Brazil. Such events could materially and adversely affect the Company's business, financial condition, results of operations, cash flows or prospects.

To manage and mitigate the spread of COVID-19, the Brazilian government has implemented various regulations, orders, protocols and guidelines, many of which affect the Company’s business, employees, contractors, suppliers and local communities. COVID-19 has also impacted the Brazilian government and economy, and in addition to impacts on labour, supplies, and services that are needed to conduct the Company’s business, this may also increase the likelihood of additional taxes, duties, royalties or similar financial commitments being placed on mining operators in an effort to generate municipal, state and federal revenues. Please refer to the more detailed discussion on the risks related to COVID-19 on the Company’s business and operations under the heading “Risk Factors - Infectious diseases, such as COVID-19, may affect the Company’s business and operations”.

The Company continues to monitor developments and policies in Brazil and the impact thereof to its operations; however, they cannot be accurately predicted and could have an adverse effect on the Company’s operations or profitability.

The Company may be negatively impacted by changes to mining laws and regulations

The Company’s activities are subject to various laws governing prospecting, exploration, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, construction and operation of tailings dams and other matters. Mining, exploration and development activities are also subject to various laws and regulations relating to the protection of the environment. Although the Company believes that its activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that could limit or curtail production or development of the Company’s properties. Amendments to current laws and regulations governing the Company’s operations and activities or more stringent implementation of such laws and regulations could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.

It is uncertain how the current and past operations of the Company will be affected by future legal changes or more stringent enforcement of past and current laws and regulations by governmental authorities. The Company may be subject to administrative, civil and criminal sanctions should a more conservative interpretation of past and current laws and regulations be adopted by governmental authorities.

In October 2020, the Brazilian government enacted certain changes to the National Dams Safety Policy and Mining Code, which, among other things, bans the construction and lifting of tailings dams using the upstream method; requires the decommissioning of existing tailings dams utilizing the upstream method by February 22, 2022 or such later date as agreed between the operator and applicable regulatory agencies; places a higher degree of safety planning, monitoring and reporting obligations on operators; provides broader enforcement rights to regulatory agencies (such as ANM and environmental agencies); and, introduces administrative penalties for non-compliance, including, but not limited to, warnings, fines between R$2,000 and R$1,000,000,000, partial or total suspension of activities, seizure of mining products, assets and equipment, cancellation of mining concessions and/or restriction of other rights.  Such penalties are to be applied independently of criminal sanctions or damage repair obligations.

The Company currently manages seven tailings facilities at its operations in Brazil (four at the MCSA Mining Complex and three at the NX Gold Mine), which are all constructed using a downstream method. Each of these facilities is routinely inspected by the Company's internal technical teams, third-party engineering firms and applicable regulatory agencies. At the MCSA Mining Complex, the Company's largest operation, a conventional tailings dam is no longer in use due to the implementation of co-disposal. The co-disposal method entails utilizing the inherent void space within surface waste rock stockpiles by allowing tailings to permeate the piles. The method has produced excellent results since 2011, allowing increased process water recycling, significantly reduced pumping costs, creating substrate for revegetation of the waste rock stockpiles and, since implementation, has eliminated the need for conventional tailings storage. The historic tailings facility is currently being reclaimed as part of the Company's revegetation program. At the NX Gold Mine, non-inert tails from the Company's carbon in leach process are stored in a high density polyethylene (HDPE) lined excavated pit. Inert tails are stored in a single-lift rockfill dam of segmented ring-dyke design, with only one cell operational at any given time until the tails are de-watered. De-watered inert tails are transported periodically from the tailings storage facility to legacy areas disturbed by artisanal mining activity prior to construction of the mine or within permitted long-term storage facilities. Once filled, these areas are revegetated and reclaimed as part of the Company's ongoing environmental sustainability efforts. A comprehensive guide to the Company’s tailings facilities can be found on the Company’s website (www.erocopper.com) under “Sustainability - Tailings Management”. For additional scientific and technical information regarding the Company’s tailings management practices, please refer to the MCSA Mining Complex Technical Report and the NX Gold Technical Report, each of which is available for review on the Company’s website and under the Company’s profile on SEDAR at www.sedar.com.

Should a breach of these facilities occur due to extreme weather, seismic event, or other incident, the Company could cause a significant environmental incident and/or suffer a material financial impact on its operations and financial condition, including the potential for criminal and financial liability, suspension of its operations and/or loss of its mining concessions.

A failure to maintain relationships with the communities in which the Company operates and other stakeholders may adversely affect the Company’s business.

The Company’s relationships with the communities in which it operates and other stakeholders are critical to ensure the future success of its existing operations and the construction and development of its projects. There is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. The evolving expectations related to human rights and environmental protection may result in opposition to the Company’s current and future operations or further development or new development of the Company’s projects and mines. Such opposition may be directed through legal or administrative proceedings or expressed in manifestations such as protests, roadblocks or other forms of public expression against the Company’s activities and may have a negative impact on the Company’s reputation and operations.

Opposition by any of the aforementioned groups to the Company’s operations may require modification of, or preclude the operation or development of, the Company’s projects and mines or may require the Company to enter into agreements with such groups or local governments with respect to the Company’s projects and mines, in some cases, causing increased cost and considerable delays to the advancement of the Company’s projects. Further, publicity adverse to the Company, its operations or extractive industries generally, could have an adverse effect on the Company and may impact relationships with the communities in which Ero operates and with other stakeholders. While the Company is committed to operating in a socially responsible manner, there can be no assurance that its efforts in this respect will mitigate this potential risk.

Corruption and fraud in Brazil relating to ownership of real property may adversely affect the Company’s business

Under Brazilian law, real property ownership is normally transferred by means of a transfer deed, and subsequently registered at the appropriate real property registry office under the corresponding real property record. There are uncertainties, corruption and fraud relating to title ownership of real property in Brazil, mostly in rural areas. In certain cases, a real property registry office may register deeds with errors, including duplicate and/or fraudulent entries, and, therefore, deed challenges frequently occur, leading to judicial actions. Property disputes over title ownership are frequent in Brazil, and, as a result, there is a risk that errors, fraud or challenges could adversely affect the Company’s ability to operate, although ownership of mining rights are separate from ownership of land.

The Company is exposed to the possibility that applicable taxing authorities could take actions that result in increased tax or other costs that might reduce the Company’s cash flow

The Company pays a variety of taxes, fees and other governmental charges in connection with the operation of the Company’s business, including income taxes, mining royalties, ad valorem property taxes, sales and use taxes, inventory taxes, social security contributions and various assessments. These taxes, fees and other charges are assessed by a variety of taxing authorities pursuant to applicable laws, regulations and rules. The Brazilian tax regime is complex and subject to a variety of interpretations by government authorities. Such complexity may expose the Company to unpredicted challenges to day to day practices in bookkeeping, accounting and payment of taxes. From time to time, the Company may enter into specific agreements with such taxing authorities that provide for the reduction, abatement or deferral of such taxes, fees or charges in exchange for certain payments or undertakings on the Company’s part. If the Company enters into any such arrangements, the Company can give no assurance that any such reduction, abatement or deferral arrangements will be honored or that the applicable taxing authorities will not take actions that materially increase the amount of such taxes, fees or other governmental charges that the Company is required to pay. In addition, the Company may incur additional and unanticipated costs and expenses in connection with the Company’s efforts to resist any proposed increases in such taxes, fees or other charges or in connection with the Company’s efforts to enforce any reduction, abatement or deferral arrangements that the Company has previously put in place.

The Brazilian government may implement changes to the Brazilian tax regime that may affect the Company. These changes could include changes in prevailing tax rates and the imposition of new or temporary taxes, the proceeds of which are earmarked for designated government purposes. Some of these changes may result in increases in the Company’s tax payments, which could have an adverse effect on the Company’s operations or profitability. The Company cannot provide assurance that it will be able to be profitable following any increases in Brazilian taxes applicable to the Company and its operations.

The Company is subject to a number of ongoing proceedings in Brazil related to tax matters that have not been accounted for in its financial statements, given the Company’s assessment of the probability of adverse judgment against it. If all such tax matters were decided against it, the Company could be exposed to liability of up to approximately US$14.8 million as at December 31, 2020 (this amount forms part of the US$22.2 million referred to above under the subheading “The Company may be subject to costly legal proceedings”), which could have an adverse impact on the Company’s business, financial condition, results of operations, cash flows or prospects.

Inflation in Brazil, along with Brazilian governmental measures to combat inflation, may have a significant negative effect on the Brazilian economy and also on the Company’s financial condition and results of operations

In the past, high levels of inflation have adversely affected the economies and financial markets of Brazil, and the ability of its government to create conditions that stimulate or maintain economic growth. Moreover, governmental measures to curb inflation and speculation about possible future governmental measures have contributed to the negative economic impact of inflation in Brazil and have created general economic uncertainty. As part of these measures, the Brazilian government has at times maintained a restrictive monetary policy and high interest rates that have limited the availability of credit and economic growth. Brazil may experience high levels of inflation in the future. Inflationary pressures may weaken investor confidence in Brazil and lead to further government intervention in the economy, including interest rate increases, restrictions on tariff adjustments to offset inflation, intervention in foreign exchange markets and actions to adjust or fix currency values, which may trigger or exacerbate increases in inflation, and consequently have an adverse impact on the Company. In an inflationary environment, the value of uncollected accounts receivable, as well as of unpaid accounts payable, declines rapidly. If Brazil experiences high levels of inflation in the future and price controls are imposed, the Company may not be able to adjust the rates the Company charges its customers to fully offset the impact of inflation on the Company's cost structures, which could adversely affect the Company's results of operations or financial condition.

Exchange rate instability may have a material adverse effect on the Brazilian economy

The Brazilian Real has experienced frequent and substantial variations in relation to the US dollar and other foreign currencies during the last decades. Depreciation of the Brazilian Real against the US dollar could create inflationary pressures in Brazil and cause increases in interest rates, which could negatively affect the growth of the Brazilian economy as a whole and harm the Company's financial condition and results of operations. On the other hand, appreciation of the Brazilian Real relative to the US dollar and other foreign currencies could lead to a deterioration of the Brazilian foreign exchange current accounts, as well as dampen export-driven growth. Depending on the circumstances, either depreciation or appreciation of the Brazilian Real could have a material adverse effect on the Brazilian economy.

The Company’s operations may be impaired as a result of restrictions to the acquisition or use of rural properties by foreigner investors or Brazilian companies under foreign control

Non-resident individuals and non-domiciled foreign legal entities are subject to restrictions for the acquisition or lease for agricultural purpose or ownership or access rights in respect of rural properties in Brazil. Limitations also apply to legal entities domiciled in Brazil controlled by foreign investors, such as the Company’s subsidiaries through which the Company operates in Brazil.

Accordingly, the Company’s current and future operations may be impaired as a result of such restrictions on the acquisition or use of rural properties, and the Company’s ownership or access rights in respect of any rural properties in Brazil may be subject to legal challenges, all of which could result in a material adverse effect on the Company’s business, results of operations, financial condition and cash flows.

Recent disruptions in international and domestic capital markets may lead to reduced liquidity and credit availability for the Company

The disruptions recently experienced in the international and domestic capital markets have led to reduced liquidity and increased credit risk premiums for certain market participants and have resulted in a reduction of available financing.

Companies located in countries in the emerging markets may be particularly susceptible to these disruptions and reductions in the availability of credit or increases in financing costs, which could result in them experiencing financial difficulty. In addition, the availability of credit to entities operating within the emerging and developing markets is significantly influenced by levels of investor confidence in such markets as a whole and as such any factors that impact market confidence (for example, the impacts of global health crises, such as COVID-19, a decrease in credit ratings, state or central bank intervention in one market or terrorist activity and conflict) could affect the price or availability of funding for entities within any of these markets.

The Company may be responsible for corruption and anti-bribery law violations

The Company’s business is subject to the United States Foreign Corrupt Practices Act of 1977 (“FCPA”) and the Corruption of Foreign Public Officials Act (Canada) (“CFPOA”), which generally prohibit companies and company employees from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. The FCPA also requires companies to maintain accurate books and records and internal controls, including at foreign-controlled subsidiaries. Since all of the Company’s presently held interests are located in Brazil, there is a risk of potential FCPA violations. In addition, the Company is subject to the anti-bribery laws of Brazil and of any other countries in which it conducts business in the future. The Company's employees or other agents may, without its knowledge and despite its efforts, engage in prohibited conduct under the Company’s policies and procedures and the FCPA, the CFPOA or other anti-bribery laws for which the Company may be held responsible. The Code and the Anti-Corruption Policy mandate compliance with these anti-corruption and anti-bribery laws and the Company has implemented training programs, internal monitoring and controls, and reviews and audits to ensure compliance with such laws. However, there can be no assurance that the Company’s internal control policies and procedures will always protect it from recklessness, fraudulent behavior, dishonesty or other inappropriate acts committed by its affiliates, employees, contractors or agents. If the Company’s employees or other agents are found to have engaged in such practices, the Company could suffer severe penalties and other consequences that may have a material adverse effect on its business, financial condition and results of operations.

Risks Related to the Common Shares

Investors may lose their entire investment

An investment in the Common Shares is speculative and may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high risk investments and who can afford to lose their entire investment should consider an investment in the Company.

Dilution from equity financing could negatively impact holders of Common Shares

The Company may from time to time raise funds through the issuance of Common Shares or the issuance of debt instruments or other securities convertible into Common Shares. The Company cannot predict the size or price of future issuances of Common Shares or the size or terms of future issuances of debt instruments or other securities convertible into Common Shares, or the effect, if any, that future issuances and sales of the Company’s securities will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares, or the perception that such sales or issuances could occur, may adversely affect prevailing market prices of the Common Shares. With any additional sale or issuance of Common Shares, or securities convertible into Common Shares, investors will suffer dilution to their voting power and the Company may experience dilution in its earnings per share.

Equity securities are subject to trading and volatility risks

The securities of publicly traded companies can experience a high level of price and volume volatility and the value of the Company’s securities can be expected to fluctuate depending on various factors, not all of which are directly related to the success of the Company and its operating performance, underlying asset values or prospects. These include the risks described elsewhere in this AIF. Factors which may influence the price of the Company’s securities, including the Common Shares, include, but are not limited to:

•	worldwide economic conditions;
•	changes in government policies;
•	investor perceptions;
•	movements in global interest rates and global stock markets;
•	variations in operating costs;
•	the cost of capital that the Company may require in the future;
•	metals prices;
•	the price of commodities necessary for the Company’s operations;
•	recommendations by securities research analysts;
•	issuances of equity securities or debt securities by the Company;
•	operating performance and, if applicable, the share price performance of the Company’s competitors;
•	the addition or departure of key management and other personnel;
•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Company or its competitors;
•	news reports relating to trends, concerns, technological or competitive developments, regulatory changes, global health crises, such as COVID-19, and other related industry and market issues affecting the mining sector;
•	litigation;
•	publicity about the Company, the Company’s personnel or others operating in the industry;
•	loss of a major funding source; and
•	all market conditions that are specific to the mining industry.

There can be no assurance that such fluctuations will not affect the price of the Company’s securities, and consequently purchasers of Common Shares may not be able to sell Common Shares at prices equal to or greater than the price or value at which they purchased the Common Shares or acquired them by way of the secondary market.

Sales by existing shareholders can reduce share prices

Sales of a substantial number of Common Shares in the public market could occur at any time. These sales, or the market perception that the holders of a large number of Common Shares intend to sell Common Shares, could reduce the market price of the Common Shares. If this occurs and continues, it could impair the Company’s ability to raise additional capital through the sale of securities.

The Company does not intend to pay dividends

The Company has not, since the date of its incorporation, declared or paid any dividends or other distributions on its Common Shares. The Company is currently restricted from declaring or paying dividends or distributions until the secured obligations under the Credit Agreement have been satisfied pursuant to the terms and conditions set out in the Credit Agreement.

The declaration and payment of any dividends in the future is at the discretion of the Board and will depend on numerous factors, including compliance with applicable laws, financial performance, contractual restriction (as noted above), working capital requirements of the Company and its subsidiaries and such other factors as its directors consider appropriate.

Public companies are subject to securities class action litigation risk

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. If Ero Copper faces such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could materially harm its business.

If securities or industry analysts do not publish research or publish inaccurate or unfavourable research about the Company’s business, the price and trading volume of the Common Shares could decline

The trading market for the Common Shares will depend on the research and reports that securities or industry analysts publish about the Company and its business. The Company does not have any control over these analysts. The Company cannot assure that analysts will cover it or provide accurate or favourable coverage. If one or more of the analysts who cover the Company downgrade its stock or change their opinion of the Common Shares, price of Common Shares would likely decline. If one or more of these analysts cease coverage of the Company or fail to regularly publish reports, the Company could lose visibility in the financial markets, which could cause the price and trading volume of the Common Shares to decline.

Global economic conditions can reduce the price of the Common Shares

Global economic conditions may adversely affect Ero’s growth, profitability and ability to obtain financing. Events in global financial markets in the past several years have had a profound impact on the global economy. Many industries, including the copper and gold mining industry, have been and continue to be impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations, high volatility in global equity, commodity, foreign exchange and metal markets and a lack of market confidence and liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect Ero’s growth, profitability and ability to obtain financing. A number of issues related to economic conditions could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects, including: (i) contraction in credit markets could impact the cost and availability of financing and the Company’s overall liquidity; (ii) the volatility of copper, gold and other metal prices would impact the Company’s revenues, profits, losses and cash flow; (iii) recessionary pressures could adversely impact demand for Ero’s production; (iv) volatile energy, commodity and consumables prices and currency exchange rates could impact Ero’s production costs; and, (v) the devaluation and volatility of global stock markets could impact the valuation of Ero’s equity and other securities.

As noted, COVID-19 has had dramatic impacts on many countries and on the global economy. The ongoing efforts against the spread of COVID-19, including with respect to recent mutations, will likely continue to result in governmental restrictions that will impact economies around the world, reduce the availability of workforces, and drive up consumer costs for supplies and services. It is uncertain whether vaccines will be successful in combating COVID-19 and any mutations thereto, and there remains concerns that vaccines may not be available or distributed adequately. The presence of COVID-19 and its continued spread could have negative impacts on Ero Copper’s business and financial performance, and such impacts could be material.

DIVIDENDS AND DISTRIBUTIONS

The Company has not, since the date of its incorporation, declared or paid any dividends or other distributions on its Common Shares, and does not currently have a policy with respect to the payment of dividends or other distributions. The Company is currently restricted from declaring or paying dividends or distributions until the secured obligations under the Credit Agreement have been satisfied pursuant to the terms and conditions set out in the Credit Agreement.

The declaration and payment of any dividends in the future is at the discretion of the Board and will depend on numerous factors, including compliance with applicable laws, financial performance, contractual restrictions (as noted above), working capital requirements of the Company and its subsidiaries and such other factors as the Board considers appropriate.

DESCRIPTION OF CAPITAL STRUCTURE

The Company’s authorized share capital consists of an unlimited number of Common Shares without par value. As at March 16, 2021, there are 88,101,909 Common Shares issued and outstanding, 4,485,781 Common Shares issuable pursuant to outstanding options of the Company to purchase Common Shares (“Options”) pursuant to the stock option plan of the Company approved by the shareholders of the Company on May 7, 2020, 727,761 Common Shares issuable pursuant to outstanding performance share units of the Company (“PSUs”) pursuant to the share unit plan of the Company approved by the shareholders of the Company on May 7, 2020 and 1,533,330 Common Shares issuable pursuant to outstanding Founder Warrants (as defined below).

In anticipation of the Acquisition, the Company completed a private placement offering of 10,000,000 units (the “Founder Units”) of the Company on September 2, 2016, at US$0.01 per Founder Unit for aggregate gross proceeds of US$100,000. Each one Founder Unit was comprised of one Common Share and one-third of a Common Share purchase warrant (the “Founder Warrants”), with each one Founder Warrant entitling the holder thereof to acquire one Common Share at a price of US$1.20 until December 12, 2021, in accordance with the terms thereof and the Warrant Indenture. As at the date of this AIF, a total of 1,533,330 Founder Warrants are issued and outstanding.

All of the Common Shares rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and entitlement to any dividends declared by the Company. The holders of the Common Shares are entitled to receive notice of, and to attend and vote at, all meetings of shareholders (other than meetings at which only holders of another class or series of shares are entitled to vote). Each Common Share carries the right to one vote. In the event of the liquidation, dissolution or winding-up of the Company, or any other distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs, the holders of the Common Shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the payment by the Company of all of its liabilities. The holders of Common Shares are entitled to receive dividends as and when declared by the Board in respect of the Common Shares on a pro rata basis.

Any alteration of the rights, privileges, restrictions and conditions attaching to the Common Shares under the Company’s Articles of Incorporation (“Articles”) must be approved by at least two-thirds of the Common Shares voted at a meeting of the Company’s shareholders.

MARKET FOR SECURITIES

Market

The Common Shares are listed for trading on the TSX under the trading symbol “ERO”.

Trading Price and Volume

The following table sets out information relating to the monthly trading of the Common Shares on the TSX for each of the months indicated.

Period	High ($)	Low ($)	Volume
January 2020	23.81	18.05	3,361,135
February 2020	19.97	13.40	4,638,716
March 2020	15.09	8.40	6,769,134
April 2020	16.54	9.43	4,333,938
May 2020	16.68	14.31	2,812,244
June 2020	19.94	15.55	3,792,759
July 2020	19.94	15.98	3,523,522
August 2020	20.00	16.03	2,974,980
September 2020	20.68	17.61	3,875,891
October 2020	21.71	17.31	3,336,940
November 2020	23.02	17.31	4,549,713
December 2020	22.74	17.82	4,762,247

The closing price of the Common Shares as quoted by the TSX on December 31, 2020 was $20.42.

Prior Sales

The following table summarizes the securities of the Company (each convertible into one Common Share) that are outstanding but not listed or quoted on a marketplace and that have been issued by the Company during the financial year ended December 31, 2020:

Date of Issue	Type of Securities	Aggregate Number Issued		Exercise Price ($)
January 2, 2020	Options	73,456		23.42
January 2, 2020	PSUs	1,000	(1)	N/A
December 17, 2020	Options	415,839		18.90
December 17, 2020	PSUs	289,298	(1)	N/A

Note:

(1)	Assumes that 100% of the 1,000 PSUs granted on January 2, 2020 and the 289,298 PSUs granted on December 17, 2020 will vest. The PSUs will vest three years from the date of grant and the actual number of PSUs that will vest may range from 0% to 200% of the number granted, subject to the satisfaction of certain performance conditions. Please refer to the Company’s management information circular dated March 16, 2021 (“Statement of Executive Compensation - Compensation Committee Decisions Relating to 2020 Compensation – Options and Share Based Awards”), a copy of which is available for review under the Company’s profile on SEDAR at www.sedar.com.

DIRECTORS AND EXECUTIVE OFFICERS

Director and Executive Officer Profiles

The following table sets forth the name of each director and executive officer of the Company as at December 31, 2020 and the date of this AIF, their province or state and country of residence, their position(s) and office(s) held with the Company, their principal occupation(s) during the preceding five years, the date they became a director of the Company, if applicable, and the number and percentage of Common Shares they beneficially own, or control or direct, directly or indirectly. Each director’s term will expire immediately prior to the next annual meeting of shareholders of the Company.

Name and Residence	Position(s) and Office(s) with Ero	Principal Occupation(s) During Past Five Years	Director Since	Number of Common Shares Held(1)
Christopher Noel Dunn Massachusetts, USA	Executive Chairman Director	Executive Chairman, Ero Copper Corp. since May 16, 2016; Co-Managing Partner of Ero Resource Partners LLC since February 2014 (currently inactive); Managing Director of Liberty Metals & Mining LLC from 2011 until 2013.	May 16, 2016	2,627,281(2)
David Strang British Columbia, Canada	Chief Executive Officer Director	Chief Executive Officer, Ero Copper Corp. since May 16, 2016; President and Chief Executive Officer, Ero Copper Corp. from May 16, 2016 until January 4, 2021; Co-Managing Partner of Ero Resource Partners LLC since February 2014 (currently inactive); CEO and Director, Lumina Copper Corp. from August 2008 until August 2014.	May 16, 2016	5,846,936(3)
Makko DeFilippo Arizona, USA	President	President, Ero Copper Corp. since January 4, 2021; Vice President, Corporate Development, Ero Copper Corp. from February 23, 2017 until January 4, 2021; Director Corporate Finance, Global Mining Advisory Practice from January 2016 until January 2017; Partner, Ero Resource Partners from January 2014 until January 2016; Investment Analyst, Liberty Metals & Mining, LLC from October 2011 until December 2013.	-	10,324(4)
Anthea Bath British Columbia, Canada	Chief Operating Officer	Chief Operating Officer, Ero Copper Corp. since January 4, 2021; Vice President, Technical Services, Ero Copper Corp. from July 16, 2018 until January 4, 2021; Vice President, Strategic Market Development and Commercial, Sibanye-Stillwater from September 2016 until June 2018; and Chief Executive Officer of PentaQuark Energy from August 2012 until August 2016.	-	Nil(5)
Wayne Drier British Columbia, Canada	Chief Financial Officer	Chief Financial Officer, Ero Copper Corp. since March 2017; Executive, Corporate Development, Asanko Gold Inc. from July 2014 until March 2017; Vice President: Strategy & Development, Coalspur Mines Ltd. from July 2011 until June 2014.	-	231,666(6)

Name and Residence	Position(s) and Office(s) with Ero	Principal Occupation(s) During Past Five Years	Director Since	Number of Common Shares Held(1)
Michel (Mike) Richard British Columbia, Canada	Chief Geological Officer	Chief Geological Officer (previously, Senior Vice President Exploration), Ero Copper Corp. since January 2017; Director New Business Development South America, Lundin Mining Corporation from April 2012 to January 2016; General Manager TEMCL, Teck Resources Limited from May 1994 until March 2012.	-	2,050,000(7)
Deepk Hundal British Columbia, Canada	Vice President, General Counsel and Corporate Secretary	Vice President, General Counsel & Corporate Secretary, Ero Copper Corp. since July 2017; General Counsel, Retirement Concepts Senior Services Ltd. & Pacific Reach Properties Ltd., from July 2014 until July 2017; Vice President, Legal, Elgin Mining Ltd. from May 2012 until July 2013; Vice President, Legal and Corporate Secretary, Aura Minerals Inc. from June 2007 until April 2012.	-	10,526(8)
Courtney Lynn California, USA	Vice President, Corporate Development and Investor Relations	Vice President, Corporate Development and Investor Relations, Ero Copper Corp. since March 11, 2021; Vice President and Treasurer, Kaiser Aluminium Corp. from August 2018 until December 2020; and Coeur Mining, Inc. from April 2013 until June 2018 (Vice President Treasurer from April 2014 until June 2016 and then Vice President, Investor Relations and Treasurer from June 2016 to June 2018).	-	Nil
Pablo Mejia British Columbia, Canada	Vice President, Exploration	Vice President, Exploration, Ero Copper Corp. since June 2018; Senior Consultant, Mira Geoscience Ltd. from January 2016 until May 2018; and Assistant Professor, Escuela de Ingenieria de Antioquia from July 2015 until December 2015.	-	Nil(9)
Michal Romanowski Arizona, USA	Vice President, Evaluations and Planning	Vice President, Evaluations and Planning, Ero Copper Corp. since January 2017; Partner, Ero Resource Partners LLC from May 2014 until December 2016; Investment Analyst, Liberty Metals & Mining LLC from January 2013 until April 2014; Principal Consultant, Romanowski & Company from January 2011 until December 2013.	-	200,000(10)
Jonathan Singh British Columbia, Canada	Vice President, Finance	Vice President, Finance, Ero Copper Corp. since February 2017; Chief Financial Officer of: Aurora Mineral Resources Group from September 2011 until January 2016, Kaminak Gold Corporation, from October 2011 until January 2016, Kivalliq Energy Corporation, from October 2011 until January 2016, West Melville Metals Inc., from September 2011 until September 2015, and Bluestone Resources Inc., September 2011 until February 2014.	-	51,000(11)
Lyle Braaten(12)(13) British Columbia, Canada	Director (Independent)	President and Chief Executive Officer, Miedzi Copper Corp. since March 2012; Vice President, Legal, Lumina Gold Corp. since June 2014; Vice President, Legal Counsel, Luminex Resources Corp. since August 2018; Vice President, Legal, Anfield Gold Corp. from May 2016 until December 2017; Special Counsel, Innergex Renewable Energy Inc. (a successor to Alterra Power Corp.) since June 2008.	July 27, 2016	316,666(14)

Name and Residence	Position(s) and Office(s) with Ero	Principal Occupation(s) During Past Five Years	Director Since	Number of Common Shares Held(1)
Steven Busby(13)(15) British Columbia, Canada	Director (Independent)	Chief Operating Officer of Pan American Silver Corp. since 2008.	July 27, 2016	366,666(16)
Dr. Sally Eyre(13)(17) British Columbia, Canada	Director (Independent)	Corporate Director since March 2014; President and Chief Executive Officer of Copper North Mining from August 2011 until January 2014.	August 12, 2019	Nil(18)
Robert Getz(13)(17) Connecticut, USA	Director (Independent)	Managing Partner, Pecksland Capital Partners since December 2015. Partner and Co-Founder, Cornerstone Equity Investors from September 1996 until December 2016.	June 14, 2018	172,666(19)
Chantal Gosselin(12)(15) British Columbia, Canada	Director (Independent)	Corporate Director since September 2013; Vice President and Portfolio Manager, Goodman Investment Counsel from September 2011 until September 2013.	August 12, 2019	625(20)
John Wright(12)(15) British Columbia, Canada	Director (Independent)	Corporate Director since 2004; and Business Development with Capstone Mining Corp. since December 2006	July 27, 2016	820,332(21)
Matthew Wubs(12)(17) British Columbia, Canada	Director (Independent)	Director, Westland Insurance Group Ltd. since January 2020; Co-Chief Executive Officer, Westland Insurance Group Ltd. from January 2016 until December 2019; Chief Financial Officer, Westland Insurance Group Ltd. from January 2002 until December 2015.	July 27, 2016	1,867,735(16)

Notes:

(1)	On a non-diluted basis.
(2)	Mr. Dunn also holds 1,000,000 Founder Warrants, 525,185 Options and 118,404 PSUs, entitling him to acquire in the aggregate an additional 1,643,589 Common Shares, assuming that 100% of the PSUs vest. The PSUs will vest three years from the date of grant and the actual number of PSUs that will vest may range from 0% to 200% of the number granted, subject to the satisfaction of certain performance conditions. Please refer to the Company’s management information circular dated March 16, 2021 (under “Statement of Executive Compensation - Compensation Committee Decisions Relating to 2020 Compensation – Options and Share Based Awards”), a copy of which is available for review under the Company’s profile on SEDAR at www.sedar.com.
(3)	Mr. Strang also holds 525,185 Options and 118,404 PSUs, entitling him to acquire in the aggregate an additional 643,589 Common Shares, assuming that 100% of the PSUs vest.
(4)	Mr. DeFilippo also holds 257,706 Options and 36,367 PSUs, entitling him to acquire in the aggregate an additional 294,073 Common Shares, assuming 100% of the PSUs vest.
(5)	Ms. Bath holds 221,242 Options and 34,035 PSUs, entitling her to acquire in the aggregate 255,277 Common Shares, assuming 100% of the PSUs vest.
(6)	Mr. Drier also holds 446,567 Options and 44,406 PSUs, entitling him to acquire in the aggregate an additional 490,973 Common Shares, assuming 100% of the PSUs vest.
(7)	Mr. Richard also holds 166,666 Founder Warrants, 309,814 Options and 47,770 PSUs, entitling him to acquire in the aggregate an additional 524,250 Common Shares, assuming 100% of the PSUs vest.
(8)	Mr. Hundal also holds 243,532 Options and 27,844 PSUs, entitling him to acquire in the aggregate an additional 271,376 Common Shares, assuming 100% of the PSUs vest.
(9)	Mr. Mejia holds 194,891 Options and 24,066 PSUs, entitling him to acquire in the aggregate 218,957 Common Shares, assuming 100% of the PSUs vest.
(10)	Mr. Romanowski also holds 66,666 Founder Warrants, 183,532 Options and 27,844 PSUs, entitling him to acquire in the aggregate an additional 278,042 Common Shares, assuming 100% of the PSUs vest.
(11)	Mr. Singh also holds 171,163 Options and 20,519 PSUs, entitling him to acquire in the aggregate an additional 191,682 Common Shares, assuming 100% of the PSUs vest.
(12)	Member of the Audit Committee. Mr. Wubs is the Chairman of this committee.
(13)	Member of the Nominating and Corporate Governance Committee. Mr. Braaten is the Chairman of this committee.
(14)	Mr. Braaten also holds 64,809 Options, entitling him to acquire an additional 64,809 Common Shares.
(15)	Member of the Environmental, Health, Safety and Sustainability Committee. Mr. Busby is the Chairman of this committee.
(16)	Each of Messrs. Busby and Wubs also hold 66,666 Founder Warrants and 64,809 Options, entitling each of them to acquire in the aggregate an additional 131,475 Common Shares.
(17)	Member of the Compensation Committee. Mr. Getz is the Chairman of this committee.
(18)	Dr. Eyre also holds 29,809 Options, entitling her to acquire an additional 29,809 Common Shares.
(19)	Mr. Getz also holds 58,809 Options, entitling him to acquire an additional 58,809 Common Shares.
(20)	Ms. Gosselin also holds 29,809 Options, entitling her to acquire an additional 29,809 Common Shares.
(21)	Mr. Wright also holds 64,809 Options, entitling him to acquire an additional 64,809 Common Shares.

Based on the disclosure available on the System for Electronic Disclosure by Insiders (SEDI), as of the date of this AIF, the directors and executive officers of the Company, as a group, beneficially own, or control or direct, directly or indirectly, 14,572,423 Common Shares, representing approximately 16.54% of the total number of Common Shares outstanding before giving effect to the conversion of any Options, PSUs and Founder Warrants held by such directors and executive officers.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

None of the Company’s directors or executive officers is, as at the date hereof, or was within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company) that (a) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an “Order”) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or (b) was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

None of the Company’s directors or executive officers, nor, to its knowledge, any shareholder holding a sufficient number of its securities to affect materially the control of the Company (a) is, as at the date hereof, or has been within the 10 years before the date hereof, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (b) has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such director, executive officer or shareholder.

None of the Company’s directors or executive officers, nor, to its knowledge, any shareholder holding a sufficient number of its securities to affect materially the control of the Company, has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To the best of the Company’s knowledge, there are no existing or potential material conflicts of interest between the Company and any of its directors or officers as of the date hereof. However, certain of the Company’s directors and officers are, or may become, directors or officers of other companies with businesses which may conflict with its business. Accordingly, conflicts of interest may arise which could influence these individuals in evaluating possible acquisitions or in generally acting on the Company’s behalf.

Pursuant to the BCABC, directors and officers of the Company are required to act honestly and in good faith with a view to the best interests of the Company. As required under the BCABC and the Articles:

•	a director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer of the Company, must promptly disclose the nature and extent of that conflict; and

•	a director who holds a disclosable interest (as such term is defined under the BCABC) in a contract or transaction into which the Company has entered or proposes to enter may generally not vote on any directors’ resolution to approve such contract or transaction.

Generally, as a matter of practice, directors and officers who have disclosed a material interest in any contract or transaction that the Board is considering will not take part in any Board discussion respecting that contract or transaction. If on occasion such directors do participate in the discussions, they will refrain from voting on any matters relating to matters in which they have disclosed a material interest. In appropriate cases, the Company will establish a special committee of independent directors to review a matter in which directors or officers may have a conflict.

AUDIT COMMITTEE

The Audit Committee provides assistance to the Board in fulfilling its obligations relating to the integrity of the internal financial controls and financial reporting of the Company. The external auditors of the Company report directly to the Audit Committee. The Audit Committee’s primary duties and responsibilities include: (i) reviewing and reporting to the Board on the annual audited financial statements (including the auditor’s report thereon) and unaudited interim financial statements and any related management’s discussion and analysis, if any, and other financial disclosure related thereto that may be required to be reviewed by the Audit Committee pursuant to applicable legal and regulatory requirements; (ii) reviewing material changes in accounting policies and significant changes in accounting practices and their impact on the financial statements; (iii) overseeing the audit function, including engaging in required discussions with the Company’s external auditor and reviewing a summary of the annual audit plan at least annually, overseeing the independence of the Company’s external auditor, overseeing the Company’s internal auditor, and pre-approving any non-audit services to the Company; (iv) reviewing and discussing with management the appointment of key financial executives and recommending qualified candidates to the Board; (v) reviewing with management and the Company’s external auditors, at least annually, the integrity of the internal controls over financial reporting and disclosure; (vi) reviewing management reports related to legal or compliance matters that may have a material impact on the Company and the effectiveness of the Company’s compliance policies; and (vii) establishing whistleblowing procedures and investigating any complaints or concerns it deems necessary. The full text of the Audit Committee mandate is attached to this AIF as Appendix “A”.

Composition of the Audit Committee

The Audit Committee is composed of Matthew Wubs (Chair), Lyle Braaten, Chantal Gosselin and John Wright, all of whom are independent directors and all of whom are financially literate, in each case within the meaning of National Instrument 52-110, Audit Committees. In addition to being independent directors as described above, each members of the Audit Committee meets an additional “independence” test under NI 52-110 in that (i) they do not accept, directly or indirectly, any consulting, advisory or other compensatory fees from the Company or any of its subsidiaries, other than as remuneration for acting in their capacity as a member of the Board or any committee of the Board; and (ii) they are not affiliated with the Company or any of its subsidiaries.

Relevant Education and Experience

Each of the members of the Audit Committee has extensive education and experience relevant to the performance of their responsibilities as members of the Audit Committee.

Matthew Wubs graduated with a B.A. from the University of British Columbia in 1992 and has been a Chartered Professional Accountant since 1996.  Mr. Wubs is a director of Westland Insurance Group Ltd., one of the largest private insurance brokerage operations in Canada. Westland directly manages approximately $1.4 billion in premium volume through its brokerage, insurance company and wholesale operations. Prior to joining Westland’s board on January 1, 2020, Mr. Wubs was the Co-Chief Executive Officer of Westland from January 2016 to December 2019 and was responsible for oversight of insurance, reinsurance, risk management, finance and M&A. He joined Westland in the role of Controller in 1997, and thereafter held the position of Chief Financial Officer from January 2002 until December 2015.  Previous to Westland, he held a consulting role in Management Information Systems at International Forest Products Ltd. and obtained his Chartered Professional Accountant designation while working at Deloitte LLP. Mr. Wubs has been a member of Westland’s audit committee for 13 years.

Lyle Braaten graduated with a B.Sc. from the University of Calgary in 1986 and an LL.B. from the University of British Columbia in 1989. He has been the President and Chief Executive Officer of Miedzi Copper Corp. since March 2012, the Vice President, Legal Counsel and a director of Lumina Gold Corp. since June 2014 and the Vice President, Legal Counsel and a director of Luminex Resources Corp. since August 2018. He was the General Counsel of Magma Energy Corp. from June 2008 to May 2011 when it acquired Plutonic Power Corp. and changed its name to Alterra Power Corp. Prior to joining Magma, he was involved in the management of a mid-sized law firm and served as its Managing Director from 2001 to 2008 with overall responsibility for the oversight of the firm’s financial results and reporting. He has been an audit committee member of Lumina Gold Corp. since July 2014 and has at least six years’ experience in audit committee positions. Mr. Braaten is a member of the Law Societies of British Columbia and the Yukon.

Chantal Gosselin is an experienced corporate board member with 30 years of combined experience in mining operations and capital markets. Her involvement in the financial markets range from asset management to sell side analyst. She recently held positions as Vice President and Portfolio Manager at Goodman Investment Counsel and Senior Mining Analyst at Sun Valley Gold LLP, along with various analyst positions earlier in her career. Ms. Gosselin has also held various mine-site management positions in Canada, Peru and Nicaragua, giving her firsthand experience in underground and open pit mine development and production in diverse cultural and social environments. Ms. Gosselin has a Masters of Business Administration from Concordia University and a Bachelor of Science (Mining Engineering) from Laval University and has completed the Institute of Corporate Director program. She currently serves as a director and member of the audit committee of Wheaton Precious Metals Corp. (formerly Silver Wheaton Corp.) and Lundin Gold Inc. Ms. Gosselin formerly served as a director and a member of the audit committee of Peregrine Metals Ltd. from 2008 to October 2011 and Capstone Mining Corp. from 2010 to November 2016. Ms. Gosselin has at least 13 years of experience in audit committee positions.

John Wright was a co-founder, and former Director, President and Chief Operating Officer of Pan American Silver Corp. Mr. Wright was also the co-founder of Equinox Resources. Previously, he spent 10 years with Teck Cominco where he worked at the Trail Smelter operations and later participated in the management of the feasibility studies, marketing and mine construction at the Afton, Highmont, Bull Moose and David Bell Mines. Mr. Wright is a director of SilverCrest Metals Inc. and Luminex Resources Corp. and a former director of Bitterroot Resources Ltd., Lumina Copper Corp., Northern Peru Copper Corp., Global Copper Corp. and Regalito Copper Corp. Mr. Wright has been involved in multiple asset purchases and sales and the accounting associated therewith. Mr. Wright was an audit committee member of Northern Peru Copper Corp. and Regalito Copper Corp. and has at least nine years’ experience in audit committee positions. Mr. Wright is a Member of the Canadian Institute of Mining and Metallurgy and has a P.Eng. designation from the Association of Professional Engineers and Geoscientists of British Columbia.

Pre-Approval Policies and Procedures

The Audit Committee mandate requires that the Audit Committee pre-approve any retainer of the auditor of the Company to provide any non-audit services to the Company that it deems advisable in accordance with applicable legal and regulatory requirements and policies and procedures of the Board. The Audit Committee is permitted to delegate pre-approval authority to one of its members; however, the decision of any member of the Audit Committee to whom such authority has been delegated must be presented to the full Audit Committee at its next scheduled meeting.

External Auditor Service Fees

The following table discloses the aggregate fees billed to the Company and its subsidiaries by its external auditors, KPMG LLP, Chartered Professional Accountants (“KPMG”), in the financial years ended December 31, 2020 and 2019:

Financial Year End	Audit Fees(1)		Audit Related Fees(2)		Tax Fees			All Other Fees
December 31, 2020	US$	351,361	US$	3,877	Nil			Nil
December 31, 2019	US$	363,403	US$	2,562	US$	5,049	(3)	Nil

Note:

(1)	The aggregate fees billed for the audit of the annual consolidated financial statements of the Company, quarterly interim review of the Company and of its Brazilian subsidiaries and statutory audits of the Company’s Brazilian subsidiaries.
(2)	The aggregate fees billed for professional services rendered by the external auditors in connection with general training provided with respect to new International Financial Reporting Standards for the Company’s subsidiaries in Brazil.
(3)	The aggregate fees billed for professional services rendered by the external auditors in connection with the review of IRPJ (income tax for legal entity) / CSLL (social contribution on net profit) deferred tax calculations of the Company’s subsidiaries in Brazil.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

To the Company’s knowledge, there are no legal proceedings material to the Company to which it is a party, or has been a party to, or of which any of its property is the subject matter of, or was the subject matter of, since the beginning of the financial year ended December 31, 2020, and no such proceedings or actions are known by the Company to be contemplated.

There have been no penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during the financial year ended December 31, 2020 or other penalties or sanctions imposed by a court or regulatory body against the Company since incorporation that would likely be considered important to a reasonable investor in making an investment decision, and the Company has not entered into any settlement agreements before a court relating to securities legislation or with a securities regulatory authority during the financial year ended December 31, 2020.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described below or as disclosed elsewhere herein, no director or executive officer of the Company or any of its subsidiaries or any person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10 percent of the outstanding Common Shares, or any of their respective associates or affiliates, has or has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Company or any of its subsidiaries.

On January 18, 2017, the Company completed a private placement offering, issuing an aggregate principle amount of US$2,750,000 in General Debentures as described in this AIF under the heading “General Development and Business of the Company – Three Year History”. David Strang, the President and Chief Executive Officer of the Company and Matthew Wubs, a director of the Company, each participated in the offering by subscribing to US$500,000 of General Debentures. In January 2018, Messrs. Strang and Wubs both exercised their option to convert the outstanding principal and accrued and unpaid interest (US$53,562) on their General Debentures into General Debenture Units and concurrently exercised the underlying General Warrants. As a result, they were each issued an aggregate of 922,602 Common Shares by the Company, of which, 184,520 Common Shares were issued upon exercise of the underlying General Warrants.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The Company’s auditors are KPMG LLP, Chartered Professional Accountants, having an address at Suite 1100 – 777 Dunsmuir Street, PO Box 10426 Pacific Centre, Vancouver, British Columbia, Canada V7Y 1K3.

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc., having an address at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia V6C 3B9. The warrant agent for the Founder Warrants is Computershare Trust Company of Canada, having an address at 510 Burrard Street, 2nd Floor, Vancouver, British Columbia V6C 3B9.

MATERIAL CONTRACTS

Except for material contracts entered into in the ordinary course of business, set out below are material contracts to which the Company or any of its subsidiaries are a party, entered into prior to or since the date of incorporation of the Company and which still remain in effect and material to the Company. Copies of such material contracts are available for review under the Company’s profile on SEDAR at www.sedar.com.

•	The investor rights agreement dated March 22, 2017 between the Company and Tembo Capital Mining Fund II LP, acting by its general partner, Tembo Capital Mining GP LP, acting by its general partner, Tembo Capital Mining GP Ltd. (“Tembo”) entered into in connection with the Company’s private placement offering of 18,423,593 Common Shares at a price of US$1.50 per Common Share on March 22, 2017 (“Tembo Investor Rights Agreement”). Pursuant to the Tembo Investor Rights Agreement, for so long as Tembo’s affiliate, Ndovu Capital IX B.V. (“Ndovu”), holds at least 5% of the issued and outstanding Common Shares, Ndovu is entitled to request from the Company, among other things, monthly reports of financial and operation performance, and meetings with management of the Company, and has a participation right to subscribe for Common Shares, securities convertible into or exchangeable for Common Shares, or any other securities of the Company, as applicable, in order to preserve its proportionate interest in the total issued and outstanding Common Shares, in connection with any equity financings and certain other non-cash transactions involving the issuance of equity securities by the Company; and

•	the Credit Agreement, as amended, referred to under the heading “General Development and Business of the Company – Three Year History”.

INTEREST OF EXPERTS

The following persons and companies have prepared or certified a statement, report, valuation or opinion on behalf of the Company during the twelve months ended December 31, 2020, and to the date of this AIF:

(a)	Porfirio Cabaleiro Rodrigues, FAIG, Bernardo Horta de Cerqueira Viana, MAIG, Paulo Roberto Bergmann, FAusIMM, Fábio Valério Câmara Xavier, MAIG and Dr. Augusto Ferreira Mendonça, RM SME, all of GE21, and Dr. Beck (Alizeibek) Nader, FAIG of BNA, who are “qualified persons” and “independent” of the Company within the meanings of NI 43-101, prepared the MCSA Mining Complex Technical Report in accordance with NI 43-101 and also reviewed and approved the scientific and technical information relating to the MCSA Mining Complex contained in this AIF other than the information of a scientific or technical nature in respect of the MCSA Mining Complex set out under the heading “MCSA Mining Complex – Update Information with respect to the MCSA Mining Complex”.

(b)	Porfirio Cabaleiro Rodrigues, FAIG, Paulo Roberto Bergmann, FAusIMM, Bernardo Horta de Cerqueira Viana, MAIG and Leonardo de Moraes Soares, MAIG, all of GE21, who are “qualified persons” and “independent” of the Company within the meanings of NI 43-101, prepared the NX Gold Technical Report in accordance with NI 43-101 and also reviewed and approved the scientific and technical information relating to the NX Gold Property contained in this AIF other than the information of a scientific or technical nature in respect of the NX Gold Property set out under the heading “NX Gold Property – Update Information with respect to the NX Gold Property”.

(c)	Ricardo Emerson Re, MSc, MBA, MAusIMM (CP) (No. 305892), Registered Member (No. 0138) (Chilean Mining Commission) and Resource Manager of the Company, who is a “qualified person” within the meaning of NI 43-101, has supervised the preparation of and approved the information of a scientific or technical nature in respect of the MCSA Mining Complex set out in the AIF under the heading “MCSA Mining Complex – Update Information with respect to the MCSA Mining Complex” and in respect of the NX Gold Property set out under the heading “NX Gold Property – Update Information with respect to the NX Gold Property”.

(d)	Rubens Mendonça, MAusIMM, of SRK Brazil as at the date of the report (now of Planminas) and Carlos Barbosa, MAIG, and Girogio di Tomi, MAusIMM, both of SRK Brazil, who are “qualified persons” and “independent” of the Company within the meanings of NI 43-101, prepared the Boa Esperança Technical Report in accordance with NI 43-101 and also reviewed and approved the scientific and technical information relating to the Boa Esperança Property contained in this AIF.

The aforementioned companies and persons beneficially owned, or controlled or directed, directly or indirectly, either less than one percent or no securities of the Company or of any associate or affiliate of the Company when they prepared the reports and statements referred to, or following the preparation of the reports and statements, and did not receive any direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation of such reports and statements other than Mr. Re, who is employed by the Company as Resource Manager and holds 11,467 Options and 4,020 PSUs as at the date of this AIF.

In addition, KPMG prepared the 2019 and 2020 audit reports as auditor of the Company for the financial years ended December 31, 2019 and 2020. KPMG has advised the Company that it is independent of the Company in accordance with the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia.

None of the aforementioned firms or persons, nor any directors, officers or employees of such firms, are currently, or are expected to be elected, appointed or employed as, a director, officer or employee of the Company or of any associate or affiliate of the Company other than Mr. Re, who has been employed by the Company, as Resource Manager, since September 2019.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found under the Company’s profile on SEDAR at www.sedar.com or on the Company’s website at www.erocopper.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under equity compensation plans, is contained in the Company’s information circular for its most recent annual meeting of shareholders that involves the election of directors.

Financial information is provided in the Company’s annual audited consolidated financial statements for the year ended December 31, 2020 and Management’s Discussion and Analysis relating thereto and may also be found on SEDAR or on the Company’s website.

Copies of these documents may be obtained by contacting the Company at:

Ero Copper Corp.

Suite 1050 – 625 Howe Street

Vancouver, B.C. V6C 2T6

Tel: (604) 449-9244

Fax: (604) 398-3767

Email: info@erocopper.com

APPENDIX “A”
ERO COPPER CORP.
AUDIT COMMITTEE MANDATE

1.       Introduction

The Audit Committee (the “Committee” or the “Audit Committee”) of Ero Copper Corp. (“Ero” or the “Company”) is a committee of the Board of Directors (the “Board”) of the Company. The Committee shall oversee the accounting and financial reporting practices of the Company and the audits of the Company’s financial statements and exercise the responsibilities and duties set out in this Mandate.

2.       Membership

Number of Members

The Committee shall be composed of three or more members of the Board.

Independence of Members

Each member of the Committee must be independent, subject to any exemptions or relief that may be granted from such requirement. “Independent” shall have the meaning, as the context requires, given to it in National Instrument 52-110 Audit Committees, as may be amended from time to time.

Chair

At the time of the annual appointment of the members of the Audit Committee, the Board shall appoint a Chair of the Audit Committee. The Chair shall be a member of the Audit Committee, preside over all Audit Committee meetings, coordinate the Audit Committee’s compliance with this Mandate, work with management to develop the Audit Committee’s annual work-plan and provide reports of the Audit Committee to the Board.

Financial Literacy of Members

At the time of his or her appointment to the Committee, each member of the Committee shall have, or shall acquire within a reasonable time following appointment to the Committee, the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Term of Members

The members of the Committee shall be appointed annually by the Board. Each member of the Committee shall serve at the pleasure of the Board until the member resigns, is removed, or ceases to be a member of the Board. Unless a Chair is elected by the Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership.

3.       Meetings

Number of Meetings

The Committee may meet as many times per year as necessary to carry out its responsibilities.

Quorum

No business may be transacted by the Committee at a meeting unless a quorum of the Committee is present. A majority of members of the Committee shall constitute a quorum.

Calling of Meetings

The Chair, any member of the Audit Committee, the external auditors, the Chairman of the Board, the Chief Executive Officer or the Chief Financial Officer may call a meeting of the Audit Committee by notifying the Company’s Corporate Secretary who will notify the members of the Audit Committee. The Chair shall chair all Audit Committee meetings that he or she attends, and in the absence of the Chair, the members of the Audit Committee present may appoint a chair from their number for a meeting.

Minutes; Reporting to the Board

The Committee shall maintain minutes or other records of meetings and activities of the Committee in sufficient detail to convey the substance of all discussions held. Upon approval of the minutes by the Committee, the minutes shall be circulated to the members of the Board. However, the Chair may report orally to the Board on any matter in his or her view requiring the immediate attention of the Board.

Attendance of Non-Members

The external auditors are entitled to attend and be heard at each Audit Committee meeting. In addition, the Committee may invite to a meeting any officers or employees of the Company, legal counsel, advisors and other persons whose attendance it considers necessary or desirable in order to carry out its responsibilities. At least once per year, the Committee shall meet with the internal auditor and management in separate sessions to discuss any matters that the Committee or such individuals consider appropriate.

Meetings without Management

The Committee shall hold unscheduled or regularly scheduled meetings, or portions of meetings, at which management is not present.

Procedure

The procedures for calling, holding, conducting and adjourning meetings of the Committee shall be the same as those applicable to meetings of the Board.

Access to Management

The Committee shall have unrestricted access to the Company’s management and employees and the books and records of the Company.

4.       Duties and Responsibilities

The Committee shall have the functions and responsibilities set out below as well as any other functions that are specifically delegated to the Committee by the Board and that the Board is authorized to delegate by applicable laws and regulations. In addition to these functions and responsibilities, the Committee shall perform the duties required of an audit committee by any exchange upon which securities of the Company are traded, or any governmental or regulatory body exercising authority over the Company, as are in effect from time to time (collectively, the “Applicable Requirements”).

Financial Reports

(a)       General

The Audit Committee is responsible for overseeing the Company’s financial statements and financial disclosures. Management is responsible for the preparation, presentation and integrity of the Company’s financial statements and financial disclosures and for the appropriateness of the accounting principles and the reporting policies used by the Company. The auditors are responsible for auditing the Company’s annual consolidated financial statements and for reviewing the Company’s unaudited interim financial statements.

(b)       Review of Annual Financial Reports

The Audit Committee shall review the annual consolidated audited financial statements of the Company, the auditors’ report thereon and the related management’s discussion and analysis of the Company’s financial condition and results of operation (“MD&A”). After completing its review, if advisable, the Audit Committee shall approve and recommend for Board approval the annual financial statements and the related MD&A.

(c)       Review of Interim Financial Reports

The Audit Committee shall review the interim consolidated financial statements of the Company, the auditors’ review report thereon and the related MD&A. After completing its review, if advisable, the Audit Committee shall approve and recommend for Board approval the interim financial statements and the related MD&A.

(d)       Review Considerations

In conducting its review of the annual financial statements or the interim financial statements, the Audit Committee shall:

(i)	meet with management and the auditors to discuss the financial statements and MD&A;

(ii)	review the disclosures in the financial statements;

(iii)	review the audit report or review report prepared by the auditors;

(iv)	discuss with management, the auditors, and internal legal counsel (if any), as requested, any litigation claim or other contingency that could have a material effect on the financial statements;

(v)	review the accounting policies followed and critical accounting and other significant estimates and judgements underlying the financial statements as presented by management;

(vi)	review any material effects of regulatory accounting initiatives or off-balance sheet structures on the financial statements as presented by management, including requirements relating to complex or unusual transactions, significant changes to accounting principles and alternative treatments under Canadian GAAP;

(vii)	review any material changes in accounting policies and any significant changes in accounting practices and their impact on the financial statements as presented by management;

(viii)	review management’s report on the effectiveness of internal controls over financial reporting;

(ix)	review the factors identified by management as factors that may affect future financial results;

(x)	review results of the Company’s audit committee whistleblower hotline program; and

(xi)	review any other matters, related to the financial statements, that are brought forward by the auditors, management or which are required to be communicated to the Audit Committee under accounting policies, auditing standards or Applicable Requirements.

(e)       Approval of Other Financial Disclosures

The Audit Committee shall review and, if advisable, approve and recommend for Board approval financial disclosure in a prospectus or other securities offering document of the Company, press releases disclosing, or based upon, financial results of the Company and any other material financial disclosure, including financial guidance provided to analysts, rating agencies or otherwise publicly disseminated.

Auditors

(a)       General

The Audit Committee shall be responsible for oversight of the work of the auditors, including the auditors’ work in preparing or issuing an audit report, performing other audit, review or attest services or any other related work.

(b)       Nomination and Compensation

The Audit Committee shall review and, if advisable, select and recommend for Board approval the external auditors to be nominated and the compensation of such external auditor. The Audit Committee shall have ultimate authority to approve all audit engagement terms and fees, including the auditors’ audit plan.

(c)       Resolution of Disagreements

The Audit Committee shall resolve any disagreements between management and the auditors as to financial reporting matters brought to its attention.

(d)       Discussions with Auditors

At least annually, the Audit Committee shall discuss with the auditors such matters as are required by applicable auditing standards to be discussed by the auditors with the Audit Committee.

(e)       Audit Plan

At least annually, the Audit Committee shall review a summary of the auditors’ annual audit plan. The Audit Committee shall consider and review with the auditors any material changes to the scope of the plan.

(f)       Quarterly Review Report

The Audit Committee shall review a report prepared by the auditors in respect of each of the interim financial statements of the Company.

(g)       Independence of Auditors

At least annually, and before the auditors issue their report on the annual financial statements, the Audit Committee shall obtain from the auditors a formal written statement describing all relationships between the auditors and the Company; discuss with the auditors any disclosed relationships or services that may affect the objectivity and independence of the auditors; and obtain written confirmation from the auditors that they are objective and independent within the meaning of the applicable Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of chartered professional accountants to which the auditors belong and other Applicable Requirements. The Audit Committee shall take appropriate action to oversee the independence of the auditors.

(h)       Evaluation and Rotation of Lead Partner

At least annually, the Audit Committee shall review the qualifications and performance of the lead partner(s) of the auditors and determine whether it is appropriate to adopt or continue a policy of rotating lead partners of the external auditors.

(i)       Requirement for Pre-Approval of Non-Audit Services

The Audit Committee shall approve in advance any retainer of the auditors to perform any non-audit service to the Company that it deems advisable in accordance with Applicable Requirements and Board approved policies and procedures. The Audit Committee may delegate pre-approval authority to a member of the Audit Committee. The decisions of any member of the Audit Committee to whom this authority has been delegated must be presented to the full Audit Committee at its next scheduled Audit Committee meeting.

(j)       Approval of Hiring Policies

The Audit Committee shall review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(k)       Communication with Internal Auditor

The internal auditor shall report regularly to the Committee. The Committee shall review with the internal auditor any problem or difficulty the internal auditor may have encountered including, without limitation, any restrictions on the scope of activities or access to required information, and any significant reports to management prepared by the internal auditing department and management’s responses thereto.

The Committee shall periodically review and approve the mandate, plan, budget and staffing of the internal audit department. The Committee shall direct management to make changes it deems advisable in respect of the internal audit function.

The Committee shall review the appointment, performance and replacement of the senior internal auditing executive and the activities, organization structure and qualifications of the persons responsible for the internal audit function.

(l)       Financial Executives

The Committee shall review and discuss with management the appointment of key financial executives and recommend qualified candidates to the Board, as appropriate.

Internal Controls

(a)       General

The Audit Committee shall review the Company’s system of internal controls.

(b)       Establishment, Review and Approval

The Audit Committee shall require management to implement and maintain appropriate systems of internal controls in accordance with Applicable Requirements, including internal controls over financial reporting and disclosure and to review, evaluate and approve these procedures. At least annually, the Audit Committee shall consider and review with management and the auditors:

(i)	the effectiveness of, or weaknesses or deficiencies in: the design or operation of the Company’s internal controls (including computerized information system controls and security); the overall control environment for managing business risks; and accounting, financial and disclosure controls (including, without limitation, controls over financial reporting), non-financial controls, and legal and regulatory controls and the impact of any identified weaknesses in internal controls on management’s conclusions;

(ii)	any significant changes in internal controls over financial reporting that are disclosed, or considered for disclosure, including those in the Company’s periodic regulatory filings;

(iii)	any material issues raised by any inquiry or investigation by the Company’s regulators;

(iv)	the Company’s fraud prevention and detection program, including deficiencies in internal controls that may impact the integrity of financial information, or may expose the Company to other significant internal or external fraud losses and the extent of those losses and any disciplinary action in respect of fraud taken against management or other employees who have a significant role in financial reporting; and

(v)	any related significant issues and recommendations of the auditors together with management’s responses thereto, including the timetable for implementation of recommendations to correct weaknesses in internal controls over financial reporting and disclosure controls.

Compliance with Legal and Regulatory Requirements

The Audit Committee shall review reports from the Company’s management members on: legal or compliance matters that may have a material impact on the Company; the effectiveness of the Company’s compliance policies; and any material communications received from regulators. The Audit Committee shall review management’s evaluation of and representations relating to compliance with specific applicable law and guidance, and management’s plans to remediate any deficiencies identified.

Audit Committee Hotline Whistleblower Procedures

The Audit Committee shall establish procedures for (a) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters. Any such complaints or concerns that are received shall be reviewed by the Audit Committee and, if the Audit Committee determines that the matter requires further investigation, it will direct the Chair of the Audit Committee to engage outside advisors, as necessary or appropriate, to investigate the matter and will work with management and the general counsel to reach a satisfactory conclusion.

Audit Committee Disclosure

The Audit Committee shall prepare, review and approve any audit committee disclosures required by Applicable Requirements in the Company’s disclosure documents.

Delegation

The Audit Committee may, to the extent permissible by Applicable Requirements, designate a sub-committee to review any matter within this mandate as the Audit Committee deems appropriate.

5.       Independent Advisors

The Audit Committee shall have the authority to retain external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities and to set and pay the respective compensation for these advisers without consulting or obtaining the approval of the Board or any Company officer. The Company shall provide appropriate funding, as determined by the Audit Committee, for the services of these advisors.

6.       No Rights Created

This Mandate is a statement of broad policies and is intended as a component of the flexible governance framework within which the Audit Committee, functions. While it should be interpreted in the context of all applicable laws, regulations and listing requirements, as well as in the context of the Company’s Notice of Articles and Articles, it is not intended to establish any legally binding obligations.

7.       Mandate Review

The Committee shall review and update this Mandate annually and present it to the Board for approval.

Adopted: May 15, 2017